UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 7
                                       TO
                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                        Devine Entertainment Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

       Ontario, Canada                                          Not Applicable
------------------------------                               -------------------
(Jurisdiction of incorporation                                (I.R.S. Employer
     or Organization)                                        Identification No.)

Suite 504, 2 Berkeley Street, Toronto, Ontario, Canada             M5A 2W3
------------------------------------------------------          -------------
      (Address of principal executive offices)                  (Postal Code)

Issuer's telephone number (416) 364-2282

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

  Not Applicable                                    Not Applicable
-------------------                    -----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Shares
                           --------------------------
                                (Title of Class)

      Unless the context otherwise requires, all references in this registration statement to the "Company" or "Devine Entertainment" refer to Devine Entertainment Corporation. Unless stated otherwise, all dollar amounts set forth in this registration statement are stated in Canadian Dollars and all references to "$" are to Canadian Dollars.

                                     PART I

Item 1. Description of Business.

Overview

      The Company is a Canadian-based developer, producer and distributor of high-quality children's and family films for the worldwide television and cable markets, and the international home video markets. The Company's intention is to produce positive and meaningful films that emphasize human values and focus on art, inspiration and personal expression and simultaneously entertain and educate its principal market of children aged six to fourteen years. The Company's productions are designed to make viewing films a compelling family activity that encourages intellectual interaction.

      In the past twenty years, the Company's films have been honored with over 110 international awards, including five Emmy Awards and five Gemini Awards. The Company's DVDs, videos and CDs are distributed worldwide.

      Devine Entertainment's focus is the production and distribution of films based on historical and timeless stories. This strategy began with the success of the Raffi videos (now certified multi-platinum) and Beethoven Lives Upstairs, winner of the 1993 Prime Time Emmy Award for Outstanding Children's Program.

      In 1996, the Company won the CableACE award for Best Children's Series for The Composers' Specials (Bizet, Bach, Strauss, Liszt, Rossini and Handel), a new series of six one-hour specials. Broadcast on Home Box Office ("HBO") in the United States and The Family Channel in Canada, the series has received numerous awards and honors in recognition of the entertaining and educational values it offers to children.

      In 1997 and 1998, Devine Entertainment produced The Inventors' Specials (Einstein, Leonardo DaVinci, Galileo, Newton, Marie Curie and Edison), a series of one-hour specials that brings history's great inventors and their creations to life. In each special, the true story of a visionary genius is told through his relationship with a young protege. The Inventors' Specials premiered on HBO and The Family Channel and garnered critical acclaim and international awards, including nine Emmy nominations and three Emmy Awards.

      In 1999 and 2000, Devine Entertainment created The Artists' Specials (Monet, Degas, Cassatt, Goya, Winslow Homer and Rembrandt). This series is currently airing on HBO and the Canadian Broadcast Corporation ("CBC") in Canada. This series has received several accolades including the Humanitas Prize for writing of a children's program that promotes human values, two Emmy nominations and one Emmy Award, three American Library Association's Honors, and two "Top 5 Video of the Year" designations by KidsFirst!

      Devine Entertainment is currently developing feature films, television series and movies of the week, all targeted to family audiences. Bailey's Billion$, a family comedy about a dog that inherits a fortune and becomes the CEO of a renowned animal rights foundation, is the Company's first feature film for theatrical release. Bailey's Billion$ stars Dean Cain, Tim Curry, Jennifer Tilly, Laurie Holden and Jon Lovitz (as the voice of Bailey). Bailey's Billion$ is a key project that the Company believes will expand its brand into new markets.

      In August 2005, Bailey's Billion$ was released for theatrical distribution in fifteen movie theaters located in the greater Toronto metropolitan area, twenty-four movie theaters located in the greater Atlanta metropolitan area, six movie theaters located in the greater Las Vegas metropolitan area, and seven movie theaters located in the greater Buffalo, New York metropolitan area. This film was shown at these theaters for periods ranging from one to three weeks.


      In addition, Bailey's Billion$ was exhibited during the third and fourth quarters of 2005 at a total of seventeen Kids First! Children's Film Festivals held at various locations throughout the United States (including Puerto Rico).

      Bailey's Billion$ was also shown during the third and fourth quarters of 2005 on a limited engagement basis at select theaters located in portions of Europe, Asia, South America and Australia, and on Italian, French and certain other European television channels.


      As a leader in providing culture, education and entertainment for children and families around the world, the Company remains committed to broadening its brand by continuing to pursue international motion picture and television projects, DVD and video sales, publishing and Internet opportunities worldwide.

      The Company was incorporated under the laws of the Province of Ontario on September 21, 1982 under the name "518104 Ontario Limited" and subsequently changed its name to "Devine Videoworks Corp." in January 1983. In April 1994, the name of the Company was changed to its current name, "Devine Entertainment Corporation." The Company's registered office and principal place of business is located at Suite 504, 2 Berkeley Street, Toronto, Ontario M5A 2W3, its telephone number is 416-364-2282, its facsimile number is 416-364-1440, its web site address is www.devine-ent.com and its e-mail address is info@devine-ent.com.

Product Demand and Supply

      The Company believes that the increasing demand for entertainment programming, both in general and particularly in the children's and family market, presents significant opportunities for substantial growth. The Company's principal markets currently are:

      (i) the worldwide theatrical motion picture marketplace;

      (ii) the worldwide home DVD and video markets, including the sell-through, retail, rental, educational and institutional (schools and libraries) markets;

      (iii) broadcasters in the United States and Canada, including the conventional television networks, specialty broadcasters, cable and pay television stations and first run syndication (initial distribution to independent television stations);

      (iv) international broadcasters; and

      (v) the markets for  products  complementary  to the  Company's  programs,
including  audio   soundtracks,   published  music  and  books  and  educational
interactive, multimedia, CD-ROM, internet and new media products.

      As new delivery systems are introduced, creating more potential users of entertainment programming, the Company believes the market for its productions, and the value of the rights to them, will increase. The Company's (i) success in accessing and exploiting its programs in the broadcast and video markets in the United States; (ii) existing relationships with foreign producers, distributors, and broadcasters, including those in France, Germany, the Czech and Slovak Republics, the United Kingdom, Hungary, Italy and Ireland; and (iii) ability to supply programs satisfying indigenous quota requirements, that are popular in Canada and certain European countries, will enable the Company to supply markets worldwide.

      Indigenous quota requirements are part of programs adopted in certain countries to support national or indigenous cultural content. Under such support programs, quotas have been established limiting, among other things, the number of foreign motion pictures and television programs that may be exhibited. These support programs further provide government subsidies and tax incentives to domestic producers, distributors and broadcasters of motion pictures and television programming. Canada has entered into multi-lateral production treaties with over 50 foreign countries. A production covered by one of these treaties qualifies as a national or indigenous production of each country party to such treaty. Since 1994, all of the Company's productions have been covered by one or more Canadian multi-lateral production treaties. See " -- Regulatory Considerations."

      The Company's established relationships with major distributors, broadcasters and funds including, TVA, Odeon Films, Alliance/Atlantis, TMN (The Movie Network), Movie Central, YTV, The Family Channel, HBO, The Disney Channel and Disney Channel International (U.K., France and Australia), PBS, CBC, TPS, MCA, NHK (Japan), HBO Ole, Discovery Channel International (Latin America, Spain and Portugal), SONY, The Corus Feature Film Fund, Astral Media The Harold Greenberg Fund, The Independent Production Fund and Telefilm Canada, are vital in maximizing the exploitation of the Company's products internationally and financing new proprietary production.

Expansion of the Business

      The Company is committed to building its core library of quality films and maximizing the exploitation of its expanding library.

      The Company took a major step in expanding its business and product lines when it produced its first feature film for worldwide theatrical release, entitled Bailey's Billion$ in 2004. The film, budgeted at $11.4 million, was co-produced with partners in the United Kingdom, equity investments from Astral Media, The Corus Feature Film Fund and Telefilm Canada, with distribution in Canada in conjunction with Odeon Film (a division of Alliance/Atlantis) and international sales through Arclight Films. The Company expects that this film will present the Company with new opportunities for developing, financing and distributing proprietary films.

      The Company also recognizes that its business offers opportunities for the integration of new activities. With The Composers' Specials, the Company established licensing arrangements for home video and broadcast rights and developed licensing arrangements for publishing the soundtracks of the six programs and a teacher's guide for school use. The Composers' Specials, The Inventors' Specials and The Artists' Specials now all have companion print, audio, video and DVD products. The Company has initiated marketing efforts in non-traditional markets. These non-traditional markets consist primarily of schools, boards of education, parental home school instructors, and libraries and other educational and cultural institutions. The Company plans to increase its profitability by expanding its own distribution operations and taking additional steps to expand, enhance and complement its core business. Such additional steps include expanding educational distribution, developing new interactive and other media-based products, controlling the manufacture of the Company's products, possibly acquiring product libraries or distribution capacity and further developing direct and cause-related marketing programs. The Company has from time to time engaged in cause-related marketing programs with schools, hospitals and charity organizations whereby a portion of the sales revenue is contributed to the co-participant.


      The Company is continually seeking to expand its business. The specific actions taken by the Company in furtherance thereof are varied. Since the beginning of 2005, the Company has increased its staff by two in order to better service its direct sale and catalog customers. During 2005, the Company attended three new educational sales conventions. The Company has recently printed new catalogs and has licensed, for the first time, third-party programs and related teacher's guides for inclusion in such catalogs. The Company has also recently completed new proprietary activity books and teacher's guides for The Inventors' Specials and The Artists' Specials to compliment the existing activity book and teacher's guide for The Composers' Specials. All of the foregoing activities were or will be, as the case may be, self-funded by the Company from its operational cash flow.


      The Company is further developing relationships with prospective distributors, co-producers and sales agents that have expressed an interest in marketing and otherwise representing the Company's products in markets not currently accessed by the Company directly. The Company is currently in various stages of discussion with three different companies. The first is a United States-based, publicly-traded company which sells its educational children's toys and other products to mass market retailers, such as Wal-Mart, in the United States. The second is a Paris-based distributor interested in acquiring rights for the Company's library outside of North America and participating with the Company in the development of a writers' specials series. The third is a European distributor interested in specific foreign distribution rights for the Company's library. Although there can be no assurance that the Company will enter into a formal agreement with any of the foregoing companies, any such agreement would benefit the Company by broadening the exploitation of its library and providing additional funding for new productions.

      The Company has recently engaged a New York-based investment firm to assist in raising funding in the range of $2.5 to $4 million. Such funding would be used primarily for new production activities. The remaining proceeds of such funding would be used for debt settlement and marketing and distribution activities. Although there can be no assurance that the Company will be successful, the Company expects to complete such funding prior to the end of the first quarter of 2006.

      During the first quarter of 2005, the Company entered into a services agreement with an unaffiliated partnership. Under this agreement, certain expenses of the Company will be assumed by such partnership. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation -- QCF Partnership."

Development Activities

      The Company's development activities are primarily focused on the creation of intelligent programs for children and their families for the United States, Canadian and global markets. The Company's 2006 project development slate includes new episodes of its core library based on the lives and times of groundbreaking writers (The Writers' Specials), a rock and roll romantic comedy targeted to the teen audience (RED), and three feature films targeted at the international family audience (The Miracle Journey, October 7, 1944 and Humchucker), as well as several original television movies-of-the-week and episodic television dramas for broadcast on major United States and Canadian television networks. Along with the recently completed feature film, Bailey's Billion$, these projects will continue to build the Company's library of high quality films in the years to come.

      The Company's ability to complete these productions is subject to the risks inherent in the film and television industry. These risks include dependence on new products, audience acceptance of new products, dependence upon licensing and distribution relationships, competition, technological change, dependence upon government incentive programs, changes in government regulation, currency exchange rate fluctuations and availability of adequate production financing.

Distribution Activities

      The distribution activities of Devine Entertainment include selling the broadcast rights of its films to the global market. Since 1990, the Company has sold its programming to broadcasters and video licensees in over 50 countries. Devine Entertainment has established contractual relationships with, and sales have been made to, major international broadcasters, including HBO Ole in Latin America, HBO in the United States, Disney Channel in the United Kingdom, France and Australia, TPS in France, the Discovery Channel in Spain, Portugal, Mexico and Latin America, and NHK in Japan.

      The Company participates in major international television program trade shows and may attend other trade shows where opportunities exist for management to develop areas of interest to the Company. Devine Entertainment also distributes its programming through direct communication with video distributors and television broadcasters, and through selective advertising in significant trade journals and strategic media. The Company also sells its products directly to its customers through its direct toll free telephone marketing campaign in the United States and Canada (1-877-338-4633). The Company expects, by the end of the first quarter of 2006, to be able to effect direct sales of its products to customers via its Internet store at www.devine-ent.com.

      Devine Entertainment's distribution activities include exploiting the merchandising potential of its programming. The Company has entered into licenses for home video and broadcasting. The Company has also developed licensing arrangements for DVDs, books, soundtrack recordings, and internet applications, based on The Composers' Specials, The Inventors' Specials and The Artists' Specials series. The Inventors' Specials are also available for distribution as audio books. All three series are close-captioned and The
Inventors' Specials and The Artists' Specials have been described for the visually impaired.

The Company's Film Library

      The following table outlines Devine Entertainment's library of proprietary productions.

Genre: Family and Children's Television

               Title                                Premiere            Distributor
               -----                                --------            -----------
      A Young Children's Concert with Raffi           1985         Rounder
      Raffi in Concert with the Sunshine Band         1989         Rounder
      Beethoven Lives Upstairs                        1992         Naxos

      The Composers' Specials

      Bach's Fight for Freedom                        1996         Devine Productions Ltd
      Liszt's Rhapsody                                1996         Devine Productions Ltd
      Rossini's Ghost                                 1996         Devine Productions Ltd
      Strauss: The King of 3/4 Time                   1996         Devine Productions Ltd
      Bizet's Dream                                   1996         Devine Productions Ltd
      Handel's Last Chance                            1996         Devine Productions Ltd

      The Inventors' Specials
      Einstein: Light to the Power of 2               1997         Devine Productions Ltd
      Leonardo: A Dream of Flight                     1997         Devine Productions Ltd

               Title                                Premiere            Distributor
               -----                                --------            -----------
      Galileo: On the Shoulders of Giants             1998         Devine Productions Ltd
      Newton: A Tale of Two Isaacs                    1998         Devine Productions Ltd
      Marie Curie: More than Meets the Eye            1998         Devine Productions Ltd
      Edison: The Wizard of Light                     1998         Devine Productions Ltd

      The Artists' Specials                           1999         Devine Productions Ltd
      Degas and the Dancer                            1999         Devine Productions Ltd
      Mary Cassatt: American Impressionist            1999         Devine Productions Ltd
      Monet: Shadow and Light                         2000         Devine Productions Ltd
      Rembrandt: Fathers and Sons                     2000         Devine Productions Ltd
      Goya: Awakened in a Dream                       2000         Devine Productions Ltd
      Winslow Homer: An American Original             2000         Devine Productions Ltd.

Genre: Feature Film

      Bailey's Billion$                               2005         AllianceAtlantis/Arclight

      The Company's film library has been actively distributed in North America and internationally over the past twelve years, generating in excess of $20 million in revenues. Since 2000, the Company's revenue derived from its proprietary film library has averaged approximately $900,000 per year.

Business Strategy

      The Company's business strategy is to: (i) focus on the production of its high-quality children's and family films in order to continue building its library of original programs; (ii) increase its production and distribution through strategic alliances with major international broadcasters and distributors and co-producers, including HBO, Canal Plus, TPS, France5 (France), Sony Classical, The Family Channel, YTV, CBC, The Disney Channel (United Kingdom, France and Australia), PBS, CBC, MCA, NHK (Japan), HBO Ole (Mexico, Latin America), Discovery Channel International (Latin America, Spain and Portugal), Warner Electra Atlantic, Scholastic, McGraw Hill, and the Hal Leonard Corporation; (iii) enhance its long-term return on investment by retaining control over the distribution, merchandising and ancillary rights to its proprietary productions; and (iv) increase its profitability by expanding its own distribution division and taking additional steps to expand, enhance and complement its core business. Such additional steps include expanding educational distribution, developing direct and cause-related marketing, developing new interactive and other media-based products, controlling the manufacture of the Company's products and, potentially, acquiring product libraries and/or distribution capacity.

      The Company's films have to date been sold for broadcast in over 50 countries and are distributed in video and DVD formats across North America. As children enter the relevant age group, the films in the Company's library generate "evergreen" sales.

      The Company has identified over 100 potential international markets for the Company's products, and the Company believes that the international television market is an important growth area for its products. The Company plans to continue building its library of quality films with future series based on great writers and world leaders. Recent sales in Europe, to the French specialty cable broadcaster, TPS, and new relationships established in 2004 with Canal Plus, among others in Europe and Asia, have brought commitments to participate with Devine Entertainment in co-producing and broadcasting new films and series.

      In order to expand production output for the worldwide family audience, the Company has optioned several screenplays and young adult novels, which the Company will seek to develop as feature films, and television movies, series and mini-series. These options enable the Company to determine whether the screenplays and novels are suitable for commercial exploitation without having to pay the full cost to acquire all development, production and distribution rights with respect thereto. The Company's first full-length feature film, Bailey's Billion$, a family comedy, was completed in 2004 and was released internationally in August 2005.

Competitive Conditions

      Substantially all of the Company's revenues are derived from the production and distribution of television and film programming. The production and distribution of television programs and home videos are highly competitive businesses. The most important competitive factors include popular appeal, artistic excellence and cost effectiveness. The Company competes with the major motion picture studios, as well as with numerous other motion picture and television production companies, many of which have greater financial, technical and marketing resources. The Company believes its principal competitors include Hallmark Entertainment, The Walt Disney Company and Sullivan Films.

Employees

      The Company currently employs eight full-time employees and no part-time employees.

Key Man Life Insurance

      The Company's success depends, in substantial part, on the efforts and abilities of David Devine, the Company's President and Chief Executive Officer, and Richard Mozer, the Company's Chief Financial Officer. See "Item 5. Directors and Executive Officers, Promoters and Control Persons -- Directors and Executive Officers." The loss of the services of either of these persons could have a material adverse effect upon the Company. The Company maintains key man insurance on the lives of Messrs. Devine and Mozer with coverage in the amount of

$500,000 each. The annual premiums paid on Mr. Devine's policy and Mr. Mozer's policy are $1,234 and $540, respectively.

Regulatory Considerations

      Local cultural policies in many of the international entertainment markets regulate broadcast content and provide industry incentives to local producers. This is particularly the case in those countries where control over communications systems such as television broadcasting has devolved from the state through privatization. The relaxation of state control over media has given rise to regulations which protect indigenous culture through (i) the establishment of local content requirements as a pre-condition to issuing broadcasting licences and (ii) the subsidization of productions by broadcasters and producers indigenous to the particular market through a system of tax incentives or direct grants and investments by national or regional agencies. The Company believes that there is an increasing desire on the part of many countries to protect their cultural identities which they feel may be undermined by the international popularity of American culture, especially as communicated through the television and motion picture media. Incentives are available through programs administered by government agencies in many major countries, including Canada, France, Italy, the United Kingdom, Germany and Ireland.
Management   believes  that,  while  the  shape  and  details  of  the  programs implemented in support of such policies may change from time to time, the economic commitment of governments to those policies will not be significantly reduced in the foreseeable future.


Certain Foreign Business Considerations

      At the end of 2001, the Company's then-existing Montreal-based sales agent, Multi-Media Group of Canada ("MMGC"), informed the Company that MMGC's sub-agent, Daro Films Distribution GmbH ("Daro"), had bought, in the second or third quarter of 2001, The Composers' Specials and The Inventors' Specials at $570 per show for broadcast in Iran. The license resulting from this purchase commenced in November 2001 ended in the second or third quarter of 2005. Daro is a Monaco-based distributor/agent specializing in African, Eastern European, Australian, Asian and Middle Eastern territories. The purchase occurred shortly prior to the Company's termination of its relationship with MMGC. The purchase was not pre-approved by the Company and thus constituted a violation of the Company's agreement with MMGC. The purchase was not material to the business of the Company.

      Since the date of Daro's purchase, Iran has been identified by the United States Department as a terrorist-sponsoring state. As a result, Iran is subject to restrictions imposed by the United States Treasury Office of Foreign Assets Control ("OFAC"). Although the Company, by reason of being a Canadian corporation, is not subject to the OFAC restrictions, the Company will take into consideration that its reputation may suffer if it does business in Iran or any other terrorist-sponsoring state in the future. Any such association could have an adverse effect on the value of the Company's equity. The Company currently has no continuing business or business interests in Iran or any other terrorist-sponsoring state and does not foresee transacting business in any such terrorist-sponsoring state in the future.

      Further, certain states of the United States have recently enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as Devine Entertainment or may be subject to limits or prohibitions with respect to those investments that may adversely affect the value of the Company's equity. To date, the Company is unaware of any pension fund and other retirement system that has made a significant investment in the Company's equity.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation.

General

      The discussion and analysis of the Company's results of operations for the calendar quarter ended September 30, 2005 set forth below should be read in conjunction with the Company's unaudited interim consolidated financial statements and the notes thereto appearing elsewhere in this registration statement. The discussion and analysis of the Company's results of operations for its two most recently completed fiscal years set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this registration statement. Each such discussion and analysis contains forward-looking statements. Forward-looking statements are statements that are not historical facts. The Company's actual results may differ significantly from those projected in the forward-looking statements. The Company does not intend to update the forward-looking statements to reflect actual results or changes in factors affecting such forward-looking statements.

      The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's consolidated financial statements conform, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described below under "-- Reconciliation to U.S. GAAP."

Revenue Recognition

      The Company's revenue is derived from broadcast licensing agreements, royalties, distribution fees, the sale of distribution rights and the sale of home videos. All revenue is recognized upon meeting all recognition requirements of the American Institute of Certified Public Accountants' Statement of Position 00-2 ("SOP 00-2"). Revenue from broadcast licensing agreements, together with related costs, and revenue from the sale of copyright interests are recognized once the licensing periods have commenced, the programs are delivered and collection is reasonably assured. Revenue from royalties and distribution fees is recognized when received. Revenue from the sale of distribution rights is recognized when the film or television programs are substantially complete, the investors have irrevocably committed to acquire distribution rights and there is reasonable assurance of collectibility of proceeds. Revenue from the sale of home videos and DVDs is recognized at the time of shipment. Amounts received and not recognized as revenue are recorded as deferred revenue.

      The Company does not anticipate any trends that will impact its revenues. As the Company further executes its business strategy, the Company expects that its revenue will increase primarily from its expanded operations and product line additions.

Investment in Film, Television Programs and Recordings

      Investment in film, television programs and recordings represent projects in progress and the unamortized costs of film, television programs and recordings, net of anticipated federal and provincial film production tax credits, which have been produced by the Company or for which the Company has acquired a copyright interest or the rights to future revenue. Such costs include development and production expenditures, capitalized overhead and financing costs and other costs, which are expected to benefit future periods. Under SOP 00-2, exploitation costs, including advertising and marketing costs, are being expensed as incurred. The Company also has an interest in programs which have been fully amortized in prior years and have no carrying value in the Company's consolidated financial statements.

      Projects in progress include the costs of acquiring film rights to original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film, television programs, and recordings. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in progress are written off at the earlier of the date determined not to be recoverable or when projects in progress are abandoned, and three (3) years from the date of the initial investment.

      Amortization is determined based on the ratio that current gross film revenues bear to management's estimate of total remaining ultimate gross film revenue as of the beginning of the current fiscal year on a program by program basis (the "individual film forecast method"). Revenue and film costs are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, a reduction in the carrying value of the investment is recognized to the extent that capitalized film costs exceed estimated fair value. Such adjustments could have a material effect on the results of operations in future periods. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of costs of the production.

      Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. Fair market value is based on the discounted projected net cash flows. The determination of the projected net cash flows and discount rates are subjective in nature and involve uncertainties and matters of significant judgement by management.

Government and Other Assistance

      The Company has access to various government programs that are designed to assist film, television programs and recordings production and distribution in

Canada. Effective January 1, 2004, amounts receivable in respect of production assistance are recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is included in earnings. Investment tax credits are recorded as a reduction to investment in film, television programs and recordings, when the ultimate collection of the credits are assured.

Stock-Based Compensation

      The Company accounts for all stock-based payments using the fair value based method. The Company grants stock options for a fixed number of shares to employees and consultants with an exercise price equal to the fair value of the shares at the date of grant. The Company recognizes compensation expense for the stock-based compensation plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

      If stock or stock options are repurchased from employees or consultants, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Future Income Taxes

      The Company provides for income taxes using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates, which are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Reconciliation to U.S. GAAP

      The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are set forth below.

      o Under Canadian GAAP, the conversion feature on the Company's convertible debentures is valued at $181,510 and had been classified as contributed surplus. Under U.S. GAAP, the conversion feature is not accounted separately and thus would not flow through contributed surplus. This transaction occurred in 2000.

      o Under Canadian GAAP, the exchange of the Company's convertible debentures for new convertible debentures and subsequent gain on settlement of the new convertible debentures were valued at $284,803 and classified as contributed surplus. Under U.S. GAAP, the conversion and subsequent settlement were not accounted for through contributed surplus and would be recorded through the statement of operations thus reducing the deficit. This transaction occurred in 2000.

      o Under Canadian GAAP, the Company's preferred shares have been included in stockholders' equity as the Company considered the likelihood of redemption by the holders to be remote. Under U.S. GAAP, the preferred shares would be presented outside the stockholders' equity and classified as a liability.

September 30, 2005                                  Canadian GAAP      U.S. GAAP
------------------                                  -------------      ---------
Convertible Debentures                              1,519,290          1,700,800
Contributed Surplus                                   997,186            530,873
Deficit                                             7,176,862          6,925,812

December 31, 2004
-----------------
Convertible Debentures                              1,519,290          1,700,800
Contributed Surplus                                 1,051,886            585,573
Deficit                                             7,797,034          7,512,354

Recent Accounting Pronouncements

      In 2003, the Canadian Institute of Chartered Accountants (the "CICA") issued new Handbook Section 1100, "Generally Accepted Accounting Principles." This section clarifies that an enterprise is required to account for transactions in accordance with the specific recommendations in the handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. Consequently, the Company may no longer use historical industry practice as a source of authority, and accordingly, the recognition of government financing and assistance will prospectively change from revenue to a reduction of the related production costs. The Company has adopted this policy as of January 1, 2004. The adoption of these standards had no material impact on the Company's results of operations or financial position.

      In December 2003, the Emerging Issues Committee of the CICA released EIC - 141, "Revenue Recognition" and EIC-142 "Revenue Arrangements with Multiple Deliverable." EIC-141 provides interpretive guidance on the application of CICA Handbook Section 3400, "Revenue." Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. The adoption of these standards had no material impact on the Company's results of operations or financial position.

      In June 2003, the CICA released AcG-15, "Consolidation of Variable Interest Entities," to be applied by companies for the periods beginning on or after November 1, 2004. Under this release, the CICA established criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. An entity that qualifies as a VIE must be consolidated by its primary beneficiary. In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which is effective for financial statements of public companies that have special purpose entities for periods ending after December 15, 2003 and for public companies without special purpose entities for periods ending after March 15, 2004. Accordingly, the Company has included the results of operations of the Partnership (as hereinafter defined) and QCF Partnership (as hereinafter defined) in its consolidated operations. See "-- Devine Entertainment Limited Partnership" and "-- QCF Partnership."

      In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments - Recognition and Measurement." This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

      In January 2005, the CICA issued Handbook Section 3865, "Hedges." This section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships," and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

      In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income." This section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

Potential Capital Reorganization

      As described in detail in "Item 8. Description of Securities," the Company has sought and received approval from its board of directors to effect a capital reorganization of the Company at such time in the future as may be required in order to maintain the Company's eligibility to receive certain financial incentives and assistance or any required licenses or approvals from Canadian federal or provincial governments and agencies. The Company will lose its eligibility if the ownership of the equity securities of the Company by Canadian residents fails to meet certain specified requirements. If such reorganization is effected, each Common Share will be exchanged for one-half of a newly-created voting common share and one-half of a newly-created non-voting common share. This exchange will treat stockholders of the Company uniformly.

      The Company believes that the benefit of remaining eligible to receive the aforesaid financial incentives and assistance, licenses and approvals, by effecting the reorganization, will greatly outweigh any possible negative effects which may temporarily result in the then-existing trading market for the Company's securities as a result of the Company's new capital structure. The Company's belief in this regard is buttressed by the fact that transactions similar to the Company's proposed reorganization are familiar to investors in other Canadian public entertainment companies such as Alliance Atlantis Communications Inc. and Corus Entertainment Inc. A review of the public filings made by each of these companies does not indicate that such company's capital structure has impaired its ability to access capital markets for funding or otherwise attract investors.

      The stockholders of the Company initially approved the proposed capital reorganization on June 25, 2004. The stockholders of the Company reapproved the capital reorganization on June 16, 2005. The Company will, on an annual basis, continue to seek reapproval of the capital reorganization at the Company's annual meeting of stockholders. The failure of the Company's stockholders to continue approving the capital reorganization could have a material adverse effect upon the Company's business in the future if the Company no longer remains eligible to receive the aforesaid financial incentives and assistance, licenses and approvals by reason of not being able to effect the reorganization.

      The   Company   does  not  expect  to  have  to   implement   the  capital
reorganization for the foreseeable future.

Additional Information

      Additional information regarding the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Results of Operations

      Calendar Quarter Ended September 30, 2005 Compared to Calendar Quarter Ended September 30, 2004

      Overview

      The positive changes experienced by the Company in 2004 continued into the third quarter of 2005. These changes included the following:


o The Company's proprietary film library continued to perform well in the three months ended September 30, 2005 generating $180,899 in revenues.

o DVD, video and ancillary publishing revenues generated by the Company's library of proprietary films increased by approximately 81% to $150,299 the three months ended September 30, 2005 as compared to approximately $83,000 for the same period in 2004.


      Net income in the nine months ended September 30, 2005, in spite of recording a loss of $323,166 that primarily reflected an increase in non-cash amortization and accrued expenses in the third quarter, remained positive at $620,172 or $0.02 per share. Net income from operations (excluding the write down of the Company's film library, gains on settlement of debt, income taxes and benefits from losses carried forward) for nine months ended September 30, 2005 increased by 50% to $632,361 as compared to $421,526 for the same period in 2004.

      The Company will continue to focus on new production, and the marketing and distribution of its proprietary film library in an effort to drive revenue growth. Since 2004, the Company made significant progress in turning around its business. Although there can be no assurance, the Company expects this trend to continue for the foreseeable future.

      Revenues

      The Company's third quarter revenues in 2005 decreased by $2,934,283 or 94% to $180,899 as compared to $3,115,182 for the same period in 2004. Revenues for the nine months ended September 30, 2005 decreased by just over 1.4% to $3,551,396 as compared to $3,602,454 for the same period in 2004.


      The Company's proprietary film library continued to perform well in the three months ended September 30, 2005, generating $180,899 in revenues. $150,299 of the revenues was derived from DVD, video and ancillary publishing sales in North America. The remaining $30,600 of the revenues was derived from a broadcast sale to Qatar. Revenues generated by the Company's library of proprietary films increased by approximately 7% to 606,022 in the nine months ended September 30, 2005 as compared to $564,069 for the same period in 2004.

      $144,000 of the revenues generated from the Company's Library in the nine month period ended September 30, 2005 were derived from broadcast licenses to TVOntario and the British Columbia based Knowledge Network, two Canadian broadcasters who have committed to licensing the Company's new series based on landmark writers scheduled for production in 2006. An additional broadcast sale was concluded in September 2005 to the Al Jazeera Children's Channel for $30,600. Revenues for the same period in 2004 included a $287,000 broadcast license in France to TPS Jeunesse.

      DVD, video and ancillary publishing revenues generated by the Company's library of proprietary films increased by approximately 81% to $150,299 for the three months ended September 30, 2005 as compared to approximately $83,000 for the same period in 2004. Overall, DVD, video and ancillary publishing revenues generated by the Company's library of proprietary films, including $28,000 derived from sales of "Beethoven Lives Upstairs," the Company's two Raffi concert films and Shakespeare 4 Kids titles, increased by approximately 56% to $431,422 for the nine months ended September 30, 2005 as compared to $277,069 for the same period in 2004.


      Revenues generated by the Company's first feature film, Bailey's Billion$ in the nine months ended September 30, 2005 increased by 2% to $2,952,356 as compared to $2,904,030 for the same period in 2004. There were no new revenues from Bailey's Billion$ recognized in the three months ended September 30, 2005, reflecting the major sale of foreign rights recognized in the second quarter of 2005.

      Reflecting the fact that the film library revenues in the third quarter 2005 are derived primarily from sales in the United States and Canada and the revenues from the sales of Bailey's Billion$ came from a sale of foreign distribution rights outside North America to a U.K. based distributor, the Company's revenues by geographic location, based on the location of customers were as follows:


                                   Three months                Nine months
                                ended September 30          ended September 30

                                 2005         2004          2005          2004
                                 ----         ----          ----          ----

Canada                      $   66,000    $2,498,000    $  359,000    $2,260,500
United States                   84,400       190,000       209,400       628,500
France                               0             0        99,000       287,000
United Kingdom                       0             0     2,659,000             0
Other foreign                   30,600       426,500       224,600       426,500


      Earnings per Share

      In the third quarter of 2005, the Company's adjusted net loss was $334,417 or ($0.01) per common share (basic), as compared with, adjusted net income of $681,497 or $0.03 per common share for the same period in 2004. The majority of this loss, or approximately $225,000 of the expenses charged in the period, was attributed to accruals of accounting fees and interest and an adjustment to the amortization for the Company's motion picture reflecting the drop in the United States dollar exchange rate over the previous three quarters. Amortization expenses in the third quarter ended September 30, 2005 for the Company's library and motion picture totaled $290,907.

      Net income in the nine months ended September 30, 2005, remained positive at $620,172 or $0.02 per common share (basic) as compared with net income of $3,737,477 or $0.19 per common share for the same period in 2004. Net income for the nine months ended September 30, 2004 included a non-recurring gain on settlement of debt of $4,316,307 and a write down of the Company's investment on its film library of $1,000,000. Net income from operations (excluding the write down of the Company's film library, gains on settlement of debt, income taxes and benefits from losses carried forward) for the nine months ended September 30, 2005 increased by 50% to $632,361 or $0.02 per share (basic) as compared to $421,526 or $0.02 per share (basic) for the same period in 2004.

      Stockholders' Equity

      Stockholders' equity was $6,070,609 reflecting an increase of $1,112,320 from $4,958,289 as at December 31, 2004.

      Operating expenses

      The Company's operating expenses for the three month period ended September 30, 2005 decreased by $286,827 or approximately 60% to $192,765, as compared to $479,592 in the same period in 2004. Operating expenses for the nine months ended September 30, 2005 decreased by $249,568 or approximately 30% to $582,600 as compared to $832,168 for the same period in 2004.

      Production and Development Activity

      The Company continues to develop new projects in order to secure new production activity. Projects which include initial participation and support of funds from Telefilm Canada, Astral Communications and Corus Entertainment are feature films and TV movies entitled Red, Miracle Journey, and October 7, 1944. The Company has also acquired the rights and is actively developing additional films and series projects targeted to the worldwide family audience including Revolving Door, Quarterback, Fat Camp and Humchucker. The Company has also entered into an initial agreement to co-develop, with the intent of co-producing in the future, a new series of The Writers' Specials with a co-producer in France.

      Investment in Film and Television Programs and Recordings

      The Company reviews and revises the estimated fair market value of its investment in film, television programs and recordings as required on a regular basis. Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. For the proprietary films, television programs and recordings produced by the Company, a maximum period of ten years after the delivery of the production is used in accordance with SOP 00-2 to estimate fair value. Development costs which are expected to benefit future periods are also capitalized. If the property under development has not been set for production within three years, the costs associated with such property are written off to income.

      Amortization expenses in the third quarter ended September 30, 2005 for the Company's library and motion picture totaled $290,907. As at September 30, 2005, the Company's investment in its proprietary film library was estimated as $2,847,562 after accumulated amortization. The Company's investment in Bailey's Billion$ was estimated as $3,174,320 after accumulated amortization and the Company's investment in projects in development was estimated as $1,642,085 as per the following table:

                                                                      Sept. 30, 2005                       Dec. 31, 2004
                                                                      --------------                       -------------
                                                                       Accumulated
                                                          Cost         Amortization           Net                Net
                                                      -----------       -----------       -----------       -----------
Completed television programs and recordings          $16,025,341       $13,177,779       $ 2,847,562       $ 3,096,399
Completed Motion picture - Bailey's Billion$            6,969,638         3,795,318         3,174,320         5,407,622
Projects in progress                                    1,642,085             --            1,642,085           903,555
                                                      -----------       -----------       -----------       -----------
                                                      $24,637,064       $16,973,097       $ 7,663,967       $ 9,407,576
                                                      ===========       ===========       ===========       ===========

      Ultimate revenue estimates for the Company's completed motion picture are based on in-depth discussions with and estimates provided by experienced third-party distributors and sales agents, including the contracted foreign sales agent and United States distributor. Each of these distributors has well over 20 years of experience in its area of sales and distribution. The third party sales estimates and the agreements have been reviewed and approved by motion picture's co-producers, copyright purchasers and production lending bank and then discounted by the Company to ensure conservative ultimate revenue estimates.

      In the United States, management has used the Company's twenty years of experience with broadcasters in conjunction with the United States distributor's estimates for three windows over ten years as a basis of its television sales estimates. With regard to DVD/video sales estimates, the Company has reviewed distributors' estimates and compared them to the Company's historical sales. P&L models based on these sales estimates and incorporating the distribution fees and expenses defined in the Company's distribution agreements assuming between 500,000 to 1,000,000 units sales over ten years with average net revenue of $4.26 (U.S.) per unit were discounted and support what management believes are conservative ultimate revenue estimates. The estimates were based on an initial release at a retail pricing of $24.98 (U.S.) for rental and initial sell through release and subsequent drops in pricing to $14.98 (U.S.) and $12.98 (U.S.) as the DVD release migrates to distribution in mass market sell-through and discount markets over the ten-year period. The Company compared and supported this figure with industry standards and published unit sales for comparative family feature films and then discounted them conservatively and modeled the estimates to incorporate the distribution fees and expense limitations in its various distribution agreements. The models provided net revenue estimates of approximately $5 million (U.S.), which the Company then discounted to less than fifty percent (50%) which in effect reflects 750,000 unit sales over ten years at the lowest price and margin.

      For estimates in the foreign territories, the Company has relied on its sales agents estimates on an all rights basis per territory. The Company's ultimate revenue estimates were based on bank approved estimates of initial advance payments per territory which do not take into account any second window television license values and longer term DVD/video royalty payments. These estimates were then discounted to match the discounted United States ultimate revenue estimates, conservatively assuming that all of the other territories around the world would not exceed the revenues from the United States market.

      The Company believes that ultimate revenue estimates for Bailey's Billion$ are conservative and realizable, notwithstanding the fact that management reviews the estimates on a regular basis and may adjust them down depending on changing results and market conditions over the ten year period that started with the delivery of the film in 2004.

      The Company expects to amortize approximately $1,100,000 for completed television programs and recordings costs and $2,100,000 for completed motion picture costs during 2005.

      In the eight-year period from 1997 to 2004, The Inventors' Specials revenue totaled approximately $5,900,000 or $737,000 per annum. For the most recent four years, revenue averaged $294,000 per annum. The Artists' Specials generated approximately $5,360,000 in its first seven years after the original release, which translates into an average of $765,000 per annum. For the last four years, revenue averaged $265,000. The Composers' Specials continues to generate significant revenues, but given that the ten year period since its delivery has expired, the value of Composers' Specials is not reflected as an asset as part of the Company's investment in film and television programs and recordings.

      The Company believes that these lower results in the most recent years reflect the challenging conditions industry wide in the international markets resulting from the collapse of investment markets that had fuelled high valuations for content, the overestimated benefits for the models of media convergence and the promise of media deregulation in Europe that proved challenging in the context of 9/11, as well as the challenges associated with the Company's debt, equity and capital position which were respectively settled resulting in significant gains, improved significantly and successfully reorganized in 2004.

      The Company's estimates average annual ultimate revenue for the Artists' Specials at $620,000 per year for the next four years and estimates average annual ultimate revenue for the Inventors' Specials at $700,000 per year for the next two years. The Company believes that its current ultimate revenue estimates for the Artists' Specials and Inventors' Specials are reasonable and realizable given the multi-year nature of television contracts and that annual revenue can fluctuate. The Company's new agreements recently concluded with sales agents in Germany, France, Italy, Spain, Japan and Korea, point both to the renewed opportunities resulting from the Company's improved financial position and also to an industry wide renewal of sales of broadcast licenses in international markets. As well, the Company's experience supports the fact that when a new series of its branded proprietary library of award-winning films is produced, sales for the previously produced library of films are concluded concurrent with commitments for the new production on a territory-per-territory basis.


      While the specific revenues for each series vary from year to year, over the long term, the Company's DVD and ancillary product sales have averaged between $200,000 and $250,000 per series, per year.

Devine Entertainment Library DVD/Video, Publishing and Ancillary Sales (includes DVD and video sales, music publishing royalties, teachers guides, stock footage rights, rentals of props etc.)

                               Composers -       Inventors -      Artists DVD
             Yr Total         DVD Ancillary     DVD Ancillary      Ancillary

2000     $731,837          $145,590                $397,147        $189,100
2001     $748,178          $37,880                 $354,253        $356,045
2002     $602,443          $166,427                $241,577        $194,439
2003     $623,918          $187,603                $230,907        $205,408
2004     $346,712          $153,977                $94,566         $98,169

         5 year average    $610,618    $138,295    $263,690        $208,632

         9 months  2005    $404,060    $254,977    $74,063         $75,020
              est. 2005    $712,648    $429,751    $158,755        $124,142

          6 months 2004    $134,748    $29,834     $46,218         $58,696
          6 months 2005    $253,340    $152,835    $54,158         $46,347
               % change    88.01%      412.28%     17.18%          (21.04)%

          9 months 2004    $259,515    $121,602    $63,219         $74,694
          9 months 2005    $404,060    $254,977    $74,063         $75,020
               % change    55.70%      109.68%     17.15%          0.44%

Fourth Quarter
         2004              $346,712    $153,977    $94,566         $98,169
2005 (actual 12/5/05)      $841,648    $558,751    $158,755        $124,142
Anticipated rest of year   $75,000     $25,000     $25,000         $25,000
Total estimated 2005       $916,648    $583,751    $183,755        $149,142
               % change    164.44%     279.12%     94.31%          51.92%
Broadcast sales            $180,000    $60,000     $60,000         $60,000
Total 2005 income          $1,096,648  $643,751    $243,755        $209,142

      There have been significant increases in The Inventors' Specials (up 94% from 2004) and The Artists' Specials (up 52% from 2004) DVD sales in 2005, but the most dramatic increases have come in The Composers' Specials sales (up 279% form 2004) primarily as a result if a new deal that started in the second quarter of 2005 with a major educational publisher through the Company's existing client Hal Leonard for the inclusion of our series in their Music Catalogue. The Company is pursuing new DVD sales agreements with the same educational publisher for The Inventors Specials, for inclusion starting in their 2006 Social Sciences Catalogue and for The Artists' Specials in their Arts Catalogue starting in 2007. The Company estimates that this distribution arrangement should result in the annual increase in sales of each of the series of about $125,000, based on the results achieved by The Composers' Specials. Subsequent to the period ended September 30, 2005 and as of the beginning of December 2005, DVD sales increases primarily due to additional sales to this educational publisher for The Composers' Specials were almost $300,000 as compared to 2004. In addition, the Company is negotiating with a Utah-based telemarketer that has had great success with the Company's titles in 2000 through 2002, and a new VOD agreement in Italy, as well as a DVD kiosk distributor in the Balkans that the Company believes will be finalized in early 2006.

      The table below details The Inventors' Specials DVD/ancillary sales currently being pursued and the estimated values - in addition to existing DVD accounts in 2005 and 2006:

Year                                2006 ($)

Educational Science Catalogue       125,000
Utah telemarketer                   45,000
Italy VOD                           90,000
Balkan DVD Kiosks                   90,000
New Foreign DVD sales               25,000
Total additional expected           375,000
Expected base                       200,000
Anticipated Annual DVD sales        575,000

      The  table  below  details  The  Artists'  Specials   DVD/ancillary  sales
currently being pursued and the estimated values - in addition to existing DVD accounts through 2008:

Year                                2006($)          2007($)         2008($)
Educational Art Catalogue           0                125,000         125,000
Utah Telemarketer                   45,000           45,000          45,000
Italy VOD                           90,000           0               0
Balkan DVD Kiosks                   90,000           90,000          90,000
New Foreign DVD sales               25,000           25,000          25,000
Total additional expected           250,000          285,000         285,000
Expected base                       150,000          150,000         150,000
Anticipated Annual DVD sales        400,000          435,000         435,000

      In addition, to the new DVD sales and agreements currently estimated above, the Company is negotiating new broadcast licenses that it expects will be finalized in the next three to nine months. They include a new sale in France being concluded by the co-production company the Company is working with on its new series on writers, as well as a license for all existing special series in the U.S., a license for French Canada, Holland, the United Kingdom and licenses in the territories of Japan, Korea, Spain, Italy, and Germany. Note the estimates and timing per special series in the following tables:

Expected Inventors' Specials Broadcast Sales and Estimated Values - in addition to existing DVD accounts in 2005 and 2006:

                               Amount($)         Year

U.S. Broadcast                  90,000           2006
French and English
         Canada Broadcast       180,000          2006
France Broadcast                67,500           2005/6
German Broadcast                240,000          2006
U.K. Broadcast                  150,000          2006
Spain, Japan, Korea, Holland,
         Italy Broadcast        150,000          2005/6
Other ex-North
         America Broadcast      25,000           2006

Anticipated total over 2 years  902,500

Expected Artists' Specials Broadcast Sales and Estimated Values - in addition to existing DVD accounts in 2005 through 2008:

Years                         2005-2007($)       2008($)

U.S. Broadcast                  90,000           90,000
French and English
         Canada Broadcast       180,000          0
France Broadcast                67,500           75,000
German Broadcast                240,000          0
U.K. Broadcast                  150,000          75,000
Spain, Japan, Korea,
         Holland Broadcast      150,000          75,000
Other ex-North
         America Broadcast      250,000          0

Anticipated total over 4 years  1,127,500        315,000

      For The Inventors' Specials, at the beginning of fiscal 2005, the Company used the following estimates to arrive at ultimate revenue:

Year     Total($)     DVD Sales($)   Broadcast License($)
2005     500,000        250,000            250,000
2006     1,200,000      550,000            650,000
Total    1,700,000      800,000            900,000

Due to the short period available to derive the revenue, the Company further discounted total revenue to $1,400,000. Based on the above projections and estimates, the Company still anticipates earning $1,475,000 in fiscal 2006 in addition to estimated 2005 sales of approximately $250,000 for a total revenue of $1,725,000.

      For The Artists' Specials, at the beginning of fiscal 2005, the Company used the following estimates to arrive at ultimate revenue:

Year     Total($)     DVD Sales($)   Broadcast License($)
2005     450,000        200,000            250,000
2006     1,150,000      500,000            650,000
2007     800,000        500,000            300,000
2008     800,000        500,000            300,000
Total    3,200,000      1,700,000          1,500,000

As in prior periods, the Company used 75% to arrive at an ultimate revenue of $2,480,000. As of the end of fiscal 2005, the Company projects its remaining ultimate revenue to be $2,712,500. The Company anticipates using ultimate revenues estimates of $2,000,000 for The Artists' Specials in 2006.


      The Company believes that specific broadcast licenses and distribution agreements currently in place and negotiations for the Company to commence a new production of The Writers' Specials in 2006 will support the renewed sales of the Company's film library in the near future. Nonetheless, if sales are not concluded at the value and within the time period expected, the Company will revise and disclose accordingly the ultimate revenue calculation and the corresponding amortization of the applicable series.

      The Company expects 98% of completed television programs and recordings and 62% of completed motion picture costs will be amortized by December 31, 2007. As at December 2011, over 80% of the completed motion picture costs will be amortized. The remaining period of amortization for the completed projects ranges from two to nine years at September 30, 2005.

      Capital Stock

      The Company issued no Common Shares during the third quarter of 2005.

      Related Party Transactions

      During the nine-month period ended September 30, 2005, $285,211 (September 30, 2004 - $176,470) of fees were paid or accrued to corporations controlled by two of the directors of the Company for writing, directing and producing services. These transactions have been measured at exchange amount, which is the amount of consideration established and agreed to by the related parties and which the management believes reflect prevailing market rates. Included in prepaid and sundry assets is $26,304 (December 31, 2004 - $Nil) representing advances to a corporation controlled by two directors of the Company for management fees. See "Item 6. Executive Compensation -- Executive Services Agreement."

      Liquidity and Capital Resources

      The Company's cash on hand as at September 30, 2005 was $162,039 as compared to $104,727 as at December 31, 2004, an increase in cash position of $57,312.

      The Company's bank film production loan for Bailey's Billion$ which was $919,664 as at December 31, 2004 was repaid in full on May 24, 2005 and the Company no longer has any bank debt.

      The Company expects to maintain renewed profitability from operations and expects that proceeds from sales of Bailey's Billion$ and its film library will generate additional revenues and positive cash flow through the balance of 2005.

      The Company's working capital deficiency, although reduced, remains significant but it is mitigated by the fact that the Company is working towards successfully converting its $1,519,290 of outstanding convertible debentures into Common Shares in 2005 and 2006. Nonetheless, the Company remains unable to service its convertible debt and the Company will require additional working capital from its production activities or corporate financing in 2006. The Company intends to actively seek additional funding in calendar 2006.

      Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

      Overview

      2004 was a year marked by positive changes for the Company. After a number of challenging years, the Company's turnaround efforts met with success in a number of business areas including:

      o The Company completed the production of its first feature film, Bailey's Billion$, delivering the film and generating revenues of $3,160,280 for the Company in 2004.

      o The Company's proprietary film library continued to perform well with renewed broadcast sales in France and healthy DVD and video revenues in the United States, contributing $648,955 to the Company's revenues in 2004.

      o The Company concluded settlements of its debt with the third party investor group that acquired the Company's Royal Bank debt in 2002, the Business Development Bank of Canada and the Banque Nationale de Paris (Canada), resulting in a gain on settlement of debt of $4,039,825.

      o In addition, the Company completed three successful financings in April, June and December of 2004, the net cash proceeds of which totaled $1,087,800.

      Overall, 2004 saw Devine Entertainment return to profitability and positive shareholders' equity. Net income totaled $4,298,917 or $0.22 per share, of which $953,443 or $0.05 per share was net income from operations (excluding write-down of investment in film, television programs and recordings and gain on settlement of debt). Shareholders' equity increased by $6,700,061 from a deficiency of $2,236,222 to equity of $4,463,739 as at December 31, 2004.

      Revenues

      The Company's revenues increased more than fivefold to $3,809,235 in 2004, from $721,241 in 2003.

      Of the Company's total revenues, $3,160,280 was derived from sales of distribution rights and equity in the Company's feature film Bailey's Billion$ when the film was delivered and available for commercial exploitation. These sales in 2004 include sales of distribution rights in Canada, Greece, Hungary, Indonesia, Latin America, Mexico, the Middle East, Poland, Romania, Russia and Turkey, and sales of equity in the film to Telefilm Canada, Corus Entertainment (The Corus Entertainment Production Initiative) and Astral Media (Astral Media The Harold Greenberg Fund).

      Revenues from the sales from the Company's film library totaled $648,955 in 2004, as compared to $697,251 in 2003, reflecting a decrease of 7%. Revenues from the film library included a new sale of broadcast rights in France to specialty broadcaster TPS Jeunesse for $287,000, which the Company hopes will play a part in renewing the film library's international sales and prospective co-production financing for a new series of complementary films based on the lives and work of landmark authors, entitled, The Writers' Specials. North American DVD and video sales provided the balance of revenue from the Company's film library.

      As a result of the Company's film library revenues being derived primarily from sales in the United States and France, and revenues from sales of Bailey's Billion$ being derived predominantly from Canada, Europe and other foreign territories, the Company's revenues by geographic location, based on customer location was as follows:

                                                 2004                 2003
                                                 ----                 ----
                                                   $                    $
      Revenue
              Canada                           2,768,000              72,000
              United States                      326,000             649,000
              France                             287,000                  --
              Europe - Other                     305,000                  --
              Other foreign                      123,000
                                              ----------            --------

                                               3,809,000             721,000
                                              ==========            ========

      Earnings per Share

      The Company returned to profitability in 2004 with net income of $4,298,917 or $0.22 per share, as compared to a loss of $851,146 or ($0.06) per shares in 2003.

      Net income from operations (excluding write-down of investment in film, television programs and recordings and gain on settlement of debt) totaled $953,448 or $0.05 per share, as compared with a loss of $501,534 or ($0.03) per share in 2003.

      The Company's settlement of debt with the Business Development Bank of Canada in April 2004 resulted in a gain on settlement of debt of $342,567 or $0.02 per share. The Company's settlement of debt with the third party insurer to whom Banque Nationale de Paris (Canada) security was subrogated in May 2004 resulted in a gain on settlement of debt of $1,015,094 or $0.05 per share. In June 2004, the Company's settled its debt with the third party investors who acquired the Company's Royal Bank debt resulting in a gain on settlement of debt of $2,682,164 or $0.14 per share. In total, the Company's settlement of debt resulted in gains on settlement of $4,039,825 or $0.21 per share.

      As a result of management's annual review of the total remaining ultimate revenue and the fair value of capitalized film costs, the Company took a write-down on its investment in film and television programs and recordings, excluding Bailey's Billion$ which was completed and delivered in 2004, of $1,000,000 or ($0.05) per share in 2004, as compared with a write down of $328,145 or ($0.02) per share in 2003.

      In 2004, the Company also recognized the future recovery of $305,644 or $0.02 per share in income taxes reflecting the realized tax asset related to successful financing with the Partnership. See "-- Devine Entertainment Limited Partnership."

      Stockholders' Equity

      Stockholders' equity increased by $6,700,061 in 2004 from a deficiency of $2,236,222 as at December 31, 2003 to positive stockholders' equity of $4,463,739 as at December 31, 2004.

      The Company's assets were reduced by approximately 20% or $2,579,879 to $10,602,811 as at December 31, 2004 reflecting the amortization and write down of the Company's investment in film television programs and recordings, which was decreased by $2,761,358 in 2002. The Company's liabilities were reduced by

60% or $9,279,948 in 2004 to $6,139,072 as at December 31, 2004 from $15,419,012 as at December 31, 2003 reflecting various settlements of the Company's debt, settlements of accounts payable and accrued liabilities, repayment of the production loan for Bailey's Billion$ and the use of proceeds from the Company's financings in 2004.

      Operating expenses

      The Company's operating expenses for 2004 increased by $176,018 or approximately 33% to $701,996, as compared to $525,978 in 2003, reflecting that the Company's resources changed from focusing on delivering Bailey's Billion$ in the first half of 2004 to developing and financing new production and the marketing of the Company's film library in the second half of 2004; thereby resulting in less of the Company's 2004 operating expenses being incorporated in the Bailey's Billion$ production budget than in 2003.

      Production and Development Activity

      The completion and delivery of Bailey's Billion$ in the second half of 2004 is reflected in the recognition of sales revenues in foreign territories and equity sales totaling $3,160,280. Subsequent to the end of 2004, the Company entered into an agreement with Echo Bridge Entertainment, LLC, a Boston based independent sales and distribution company, to distribute the feature film in all media in the United States. Echo Bridge and Odeon Films, the distributor of Bailey's Billion$ in Canada, have agreed to coordinate the theatrical release of the film in North America on August 5, 2005. The Company expects that Arclight Films International Pty Ltd., the foreign distributor for Bailey's Billion$, which has concluded sales agreements with third party distributors in Greece, Hungary, Indonesia, Latin America, Mexico, the Middle East, Poland, Romania, Russia and Turkey, will continue to make sales in foreign territories worldwide in 2005 and in the future.

      The Company continues to develop new productions on an ongoing basis in order to secure new production activity in the future. Projects which include initial participation and support of funds from Telefilm Canada, Astral Communications and Corus Entertainment are feature films and TV movies entitled Red, Miracle Journey, and October 7, 1944. The Company has also acquired the rights and is actively developing additional films and series projects targeted to the worldwide family audience, including Revolving Door, Quarterback, Fat Camp and Humchucker. The Company also entered into an initial agreement to co-develop, with the intent of co-producing in the future, a new series of Writers' Specials with a co-producer in France.

      Investment in Film and Television Programs and Recordings

      The Company reviews and revises the estimated fair market value of its investment in film, television programs and recordings as required on regular basis. Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. For the proprietary films, television programs and recordings produced by the Company, a maximum period of ten years after the delivery of the production is used in accordance with SOP 00-2 to estimate fair value. Development costs which are expected to benefit future periods are also capitalized. If the property under development has not been set for production within three years, the costs associated with such property are written off to income.

      As at December 31, 2004 the Company's investment in its proprietary film library was estimated as $3,096,399 after accumulated amortization, the Company's investment in Bailey's Billion$ was estimated as $5,221,216 after accumulated amortization and the Company's investment in projects in development was estimated as $903,555 as per the table set out below:

                                                                      2004                           2003
                                                  -------------------------------------------    -----------
                                                                  Accumulated
                                                      Cost        Amortization         Net            Net
                                                  -----------     ------------     ----------    -----------

Completed television programs and recordings      $22,604,759      $19,508,360     $3,096,399    $ 4,490,225
Completed Motion picture - Bailey's Billion$        6,965,367        1,744,151      5,221,216             --
Projects in progress                                  903,555               --        903,555      7,492,303

                                                  -----------      -----------     ----------    -----------
                                                  $30,473,681      $21,252,511     $9,221,170    $11,982,528

      Ultimate revenue estimates for the Company's completed motion picture are based on in-depth discussions with and estimates provided by experienced third-party distributors and sales agents, including the contracted foreign sales agent and United States distributor. Each of these distributors has well over 20 years of experience in its area of sales and distribution. The third party sales estimates and the agreements have been reviewed and approved by motion picture's co-producers, copyright purchasers and production lending bank and then discounted by the Company to ensure conservative ultimate revenue estimates.

      In the United States, management has used the Company's twenty years of experience with broadcasters in conjunction with the United States distributor's estimates for three windows over ten years as a basis of our television sales estimates. With regard to DVD/video sales estimates, the Company has reviewed the distributor's estimates and compared them to the Company's historical sales. P&L models based on these estimates and incorporating the distribution fees and expenses defined in the Company's distribution agreements assuming between a 500,000 and 1 million units sales over ten years were discounted and support what management believes are conservative ultimate revenue estimates.

      For estimates in the foreign territories, the Company has relied on its sales agents estimates on an all rights basis per territory. The Company's ultimate revenue estimates were based on bank approved estimates of initial advance payments per territory which do not take into account any second window television license values and longer term DVD/video royalty payments. These estimates were then discounted to match the discounted United States ultimate revenue estimates, conservatively assuming that all of the other territories around the world would not exceed the revenues from the United States market.

      The Company believes that ultimate revenue estimates for Bailey's Billion$ are conservative and realizable, notwithstanding the fact that management reviews the estimates on a regular basis and may adjust them down depending on changing results and market conditions over the ten year period that started with the delivery of the film in 2004.

      Annually, management reviews the estimate of total remaining ultimate revenue and the fair value of the capitalized film costs. As a result of the review, the Company reduced the carrying value of its completed film, television programs and recordings by $1,000,000 (2003 -- $328,145). The Company expects to amortize approximately $1,100,000 for completed television programs and recordings costs and $700,000 for completed motion picture costs during the next fiscal year.

      The Company expects 98% of completed television programs and recordings and 51% of completed motion picture costs will be amortized by December 31, 2007. As at December 2011, over 80% of the completed motion picture costs will be amortized. The remaining period of amortization for the completed projects ranges from two to nine years at December 31, 2004.

      Gains on Settlement of Debt

      In 2004, through agreements with a third-party group of investors in the Company and with the proceeds from the settlement of an outstanding insurance claim, a new private placement and the private placement closed in April 2004, Devine settled approximately $5 million of its outstanding debt. This included the settlement in full of the Company's debt with the Business Development Bank of Canada and the long-term debt with the insurers Royal and Sun Alliance who had acquired the Company's Banque Nationale de Paris (Canada) loan. In addition, the investor group (the "Investor Group") that acquired the debt owed by the Company to the Royal Bank in February 2002 has been paid in full. $915,000 of the Company's existing convertible debenture issued previously to one of the Investor Group members is now evidenced by the issuance of a promissory note which continues to be secured by the Royal Bank security acquired by the Investor Group in 2002. The Company made payments of approximately $930,000 in the aggregate to settle all three debts. The settlement of the Royal Bank debt also included the issuance of 3,142,055 Common Shares and 2,696,616 warrants

(499,950 Series "A" warrants exercisable at $0.20; 366,666 Series "B" warrants exercisable at no additional cost under certain market conditions; and 1,830,000 additional warrants exercisable at $0.50) to purchase Common Shares. Of these, 1,100,000 Common Shares and two (2) separate series of warrants were issued as part of the new private placement totaling $220,000, which was used to pay the balance of the Investors Group debt. Net gain from these settlements in 2004 totaled $4,039,825. See "Part II. Item 4. Recent Sales of Unregistered Securities."

      Capital Stock

      The Company issued 17,989,170 Common Shares in 2004 valued at $1,815,571 in connection with various transactions. See "-- Devine Entertainment Limited Partnership," "Item 7. Certain Relationships and Material Transactions." and "Part II. Item 4. Recent Sales of Unregistered Securities."

      Liquidity and Capital Resources

      The Company's cash and term deposits on hand as at December 31, 2004 were $104,727, as compared to $742,431 as at December 31, 2003, a change in cash position of $637,704. This decrease reflects the completion of production financing and cash flow related to the delivery of Bailey's Billion$ and reinforces the importance of ongoing production activity to the Company's operating success.

      The Company's cash flow from operations improved significantly, increasing to a surplus of $569,008 in 2004 from a deficit of ($1,448,589) in 2003. The Company also reduced its bank loans and increased its corporate financing by $1,189,112 in 2004, as compared to an increase in loans and long term debt in 2003 of $2,156,051.

      The Company expects to maintain renewed profitability from operations and expects that proceeds from sales of Bailey's Billion$ and its film library will generate additional revenues and positive cash flow in 2005. The Company's working capital deficiency remains significant but is mitigated by the fact that its deferred revenue of $2,658,971 from Bailey's Billion$ is a non-repayable liability and the fact that the Company is seeking to convert its $1,519,291 of outstanding convertible debentures into Common Shares in 2005.

      Nonetheless, the Company remained unable to service its convertible debt as at December 31, 2004, and the Company will require additional working capital from its production activities or corporate financing in 2005. The Company intends to actively seek additional funding in 2005.

      Over the past four years, the Company has accumulated historical tax losses in excess of $10 million. As discussed in greater detail below under "-- Devine Entertainment Limited Partnership," the Company entered into a services agreement during 2004 with an unaffiliated limited partnership that provided cash flow to the Company and assumed certain of the Company's operating expenses. Absent its historical tax losses, the Company would not have entered into this agreement due to the tax liabilities created as a result of the cash flow provided to the Company thereunder. The Company will continue to explore ways to monetize its historical tax losses during the calendar year 2005.

      Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

      Overview

      The resumption of new production activity in the third quarter of 2003, with the successful financing of the Company's first feature film for theatrical release, Bailey's Billion$, marked an important turnaround for the Company, which has operated under difficult circumstances over the last three years. The commencement of production of Bailey's Billion$, an $11.4 million film, which was still in production through the end of fiscal 2003, positively affected the Company's cash flow, operations and margins and played an important part in significantly reducing the Company's losses.

      The absence of broadcast sales for the Company's library of films in 2003, which accounted for almost 20% of the library's revenues in 2002, as well as the change in the U.S. and Canadian currency exchange rates, were reflected in a drop in library revenues of approximately 24% in 2003. New broadcast licenses for the film library contracted subsequent to the end of fiscal 2003 will impact library revenues in 2004 positively and the Company expects library revenues to return to historically high levels.

      Overall, Devine Entertainment's losses were reduced by approximately 50% in 2003 as compared with 2002 and the Company approached break-even on a cash basis after taking into account the one-time write-down of the Company's development slate and the non-cash amortization on the Company's library sales.

      The Company will continue to focus on new production and the marketing and distribution of its proprietary film library to drive revenue growth. Devine Entertainment has made significant progress in turning around its business in 2003 and the Company expects this trend to continue.

      Revenues

      Revenues were $721,241 in 2003, a decrease of 21% from $917,398 in 2002. The absence of a broadcast sale for the Company's library in 2003, which accounted for $180,000 or almost 20% of library revenues in 2002, accounted for the majority of the $196,157 drop in revenues.

      At $697,251 in 2003, North American DVD and video sales remained strong, decreasing by 4% from $726,898 in 2002. This relatively small decrease is indicative of the strength of the Company's film library in the U.S. video and DVD market, when the relative change in the exchange rate of the U.S. and Canadian currencies is taken into account. Increased DVD and video sales in 2003 offset the majority of the more than 15% exchange rate differential on the Company's U.S. revenues year over year from 2002 to 2003. North American DVD and video sales comprised all of the Company's revenues as compared with 79% in 2002.

      Net operating losses totalled $501,534 or approximately ($0.03) per share, before a write-down of investment in film, television programs and recordings and income taxes, an improvement of over 45% from a loss of $852,003 or approximately ($0.06) per share in 2002.

      In accordance with Canadian GAAP, the Company took a one time write-down of $328,145 on its investment in the development of new projects older than three years, as compared with a similar write down of $757,794 in 2002. After the write down of the Company's development slate of $328,145, the basic and fully diluted loss for 2003 was $851,146 or ($0.06) per share as compared to a loss of $1,620,297 or ($0.12) per share in 2002.

      Operating expenses

      With the Company's resources focused on the production of Bailey's Billion$ and its operations actively engaged in preparing and beginning production, a significant portion of the Company's operating expenses were incorporated in the project's production budget. Operating expenses decreased by $446,810 or by 46% to $525,978 in 2003, as compared to $972,788 in 2002, due to the preparation and commencement of the production of Bailey's Billion$.

      Projects in Development

      In accordance with Company accounting policy and Canadian GAAP, the Company took a write-down of $328,145 on its investment in the development of projects that have been in development for over three years. This was a 45% reduction as compared to the write-down of $757,794 for similar projects in development in 2002.

      The Company continues to develop numerous new productions in order to ensure that it can actively market and finance a variety of new projects and get them into production. The number of projects in development that are eventually produced will vary according to the market and the Company will continue to review its investment in development on a regular basis to ensure the valuation of its assets in development.

Devine Entertainment Limited Partnership

      During 2004, the Company entered into a services agreement with Devine Entertainment Limited Partnership (the "Partnership"). None of the partners of the Partnership is a director, officer or other affiliate of Devine Entertainment. Under the terms of the services agreement, the Partnership assumed certain expenses of the Company up through December 31, 2004 relating to the following: (i) labor, employment and all other "direct" services; (ii) marketing services, including production and placement of all required advertising; (iii) other operating expenses, excluding payments for the purchase of real property, equipment and expenses of a capital nature; (iv) administrative services; and (v) certain development services required in connection with new Devine Entertainment projects. In return, the Partnership was paid a royalty based on the gross revenue of the Company. The Company paid such royalty by issuing 380,450 Common Shares and 494,550 Series 1 Preferred Shares (as hereinafter defined). See "Item
8. Description of Securities -- Authorized Capital."

QCF Partnership

      During the first quarter of 2005, the Company entered into a services agreement with QCF 2005 Limited Partnership ("QCF Partnership"). None of the partners of QCF Partnership is a director, officer or other affiliate of Devine Entertainment. Under the terms of the services agreement, QCF Partnership will assume certain expenses, until December 31, 2005, relating to the following: (i) labor, employment and all other "direct" services; (ii) marketing services, including production and placement of all required advertising; (iii) other operating expenses, excluding payments for the purchase of real property; (iv) administrative services; and (v) certain development services required in connection with new Devine Entertainment projects. In return, QCF Partnership is entitled to receive royalty payments equal to a percentage of gross revenue of the Company for the calendar years 2005 through 2015.

Off-Balance Sheet Arrangements

      The Company,  as part of its ongoing  business,  does not  participate  in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 1, 2005, the Company was not involved in any material unconsolidated SPE transaction.

Item 3. Description of Property.

      The Company leases its office and production facilities. These facilities consist of approximately 2,100 square feet and are located at 2 Berkeley Street, Toronto, Ontario, Canada. The lease in respect of these facilities expires on May 31, 2008 and provides for annual rent of approximately $55,000 during 2005. The Company believes that its facilities are sufficient to meet its operating requirements for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.


      The following table sets forth, as at January 1, 2006, certain information as to (i) each person, who to the knowledge of the Company, is the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) each class of equity securities of the Company or any of its subsidiaries (other than directors qualifying shares) beneficially owned by (A) each director of the Company and the Named Executive Officers (as such term is defined in "Item 6. Executive Compensation") and (B) all directors and executive officers of the Company as a group.

                                 Title of Class
                                 --------------
                                  Common Shares

                                         Amount and
      Name and Address of           Nature of Beneficial
       Beneficial Owner(1)                Ownership             Percent of Class
      --------------------          ---------------------       ----------------

      Forvest Trust S.A.                 3,570,000(2)                 9.7%
      6, Place Chevelu
      1211 Geneva 1
      Switzerland

      David Devine                       6,920,545(3)                19.1%

      Richard Mozer                      6,433,945(4)                17.7%

      Kenneth D. Taylor                    150,000(5)             Less than 1%

      Bryson Farrill                       160,000(6)             Less than 1%

      Ron Feddersen                        250,000(7)             Less than 1%

      All directors and executive       13,905,490                   36.4%
      officers (5 individuals)

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Directors and Executive Officers

      The following table sets forth certain information with respect to the directors and executive officers of Devine Entertainment.

----------

(1) The address for each beneficial owner listed in the table, other than Forvest Trust S.A., is c/o Devine Entertainment Corporation, Suite 504, 2 Berkeley Street, Toronto, Ontario, Canada M5A 2W3.

(2) Includes warrant to purchase 50,000 Common Shares and warrant to purchase 1,830,000 Common Shares. See "Item 8. Description of Securities -- 10.5% Debentures and 10.5% Debenture Warrants" and "Part II -- Item 4. Recent Sales of Unregistered Securities."

(3) Includes option to purchase 1,000,000 Common Shares and warrant to purchase 250,000 Common Shares. See "Item 6. Executive Compensation -- Option Grants in Last Fiscal Year" and "Item 7. Certain Relationships and Material Transactions."

(4) Includes option to purchase 1,000,000 Common Shares and warrant to purchase 250,000 Common Shares. See "Item 6. Executive Compensation -- Option Grants in Last Fiscal Year" and "Item 7. Certain Relationships and Material Transactions."

(5) Includes option to purchase 150,000 Common Shares. See "Item 6. Executive Compensation -- Compensation of Directors."

(6) Includes option to purchase 150,000 Common Shares. See "Item 6. Executive Compensation -- Compensation of Directors."

(7) Includes option to purchase 250,000 Common Shares. See "Item 6. Executive Compensation -- Compensation of Directors."

--------------------------------------------------------------------------------
      Name                    Age                       Positions
      ----                    ---                       ---------

--------------------------------------------------------------------------------
David Devine                  53          Director, Chairman of the Board,
                                          President and Chief Executive Officer
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Richard Mozer (1)             47          Director, Vice-Chairman of the
                                          Board, Chief Financial Officer,
                                          Treasurer and Secretary
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Kenneth D. Taylor (2)         70          Director
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Bryson Farrill (1) (2)        76          Director
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Ron Feddersen (1) (2)         61          Director
--------------------------------------------------------------------------------

----------
(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.

      Set forth below are brief biographies of the Company's directors and officers. Except for Mr. Feddersen, all of the directors and executive officers of the Company have held their principal occupations indicated below for the past five years.

      David Devine, Chairman of the Board, President and Chief Executive Officer of the Company, is a film and television producer/director with over twenty years of experience and a co-founder of the Company. Mr. Devine graduated with an Honours B.A. from Victoria College at the University of Toronto and received his Masters of Fine Arts in film production from the University of California at Los Angeles Film School. He has been a director of the Company since 1982.

      Richard Mozer, Vice-Chairman of the Board, Chief Financial Officer and Secretary of the Company, is a film and television producer with over 20 years of experience and a co-founder of the Company. Mr. Mozer graduated with an undergraduate degree from Cornell University and received his Masters of Fine Arts in a film production from the University of Southern California Film School. He has been a director of the Company since 1982.

      Kenneth D. Taylor is Chairman of Taylor and Ryan Inc., a public affairs consulting company, and is currently Chancellor of Victoria University at the University of Toronto. Mr. Taylor was appointed Chancellor in May 1998. Mr. Taylor is and has been a director of several private corporations, foundations and other organizations in Canada and the United States. Mr. Taylor serves as a director of the following publicly-traded companies: Cenuco Inc., Sivault Systems Inc., Desert Sun Mining Corp., Hydro One Inc., Rockwater Capital Corp. and Taylor Gas Liquids Fund. Mr. Taylor was the Canadian Ambassador to Iran from 1977 to 1980. Mr. Taylor is the recipient of a United States Congressional Gold Medal and is an Officer of the Order of Canada. He has been a director of the Company since April 1994.

      Since 1989, Bryson Farrill has been an independent financial consultant and businessman, engaged in personal investing activities and advising businesses with respect to various manufacturing, resource and commodities ventures. Mr. Farrill has had a long career in the securities industry, and was formerly Chairman of McLeod, Young, Weir International, an investment dealer in Toronto, Ontario, Canada from 1974 to 1978. Mr. Farrill was also Chairman of Scotia McLeod (USA) Inc. from 1978 to 1989. Since 1997, Mr. Farrill has also served as a director of HomeLife, Inc., a publicly-traded company which provides a broad range of real estate services. He has been a director of the Company since April 1994.

      Ron Feddersen has been Executive Principal of The Atticus Group Inc., an interim management services company, since 2003. Prior thereto, Mr. Feddersen was the President of Flehr Associates Limited, a business consulting company. He has been a director of the Company since February 2004.

Board of Directors

      The Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), require that the Company's board of directors consist of no less than three and no more than ten members. The board of directors of the Company currently consists of five members. Directors serve for terms of one year and until their successors are duly elected and have qualified. Subject to the Business Corporations Act (Ontario) (the "OBCA"), the shareholders may, by ordinary resolution passed at a meeting of shareholders called for such purpose, remove any director from office before the expiration of his term of office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining directors.

      The Company's By-Laws,  as amended (the "By-Laws"),  require that at least
(i) a majority of the directors be Canadian residents and (ii) one-third of the directors not serve as officers of, or be employed by, the Company.

Committees of the Board of Directors

      As a public company, the Company has established an Audit Committee and a Compensation Committee of the board of directors.

      Audit Committee

      The Audit Committee consists of Messrs. Mozer, Farrill and Feddersen, and is responsible for reviewing the Company's financial statements and its internal controls, reviewing the work of the Company's independent auditors and reporting thereon to the board of directors. Neither Mr. Farrill nor Mr. Fedderson is or has ever been an officer or employee of the Company or any of its subsidiaries.

      Audit Committee Financial Expect

      The board of directors does not currently have any member who is both an audit committee financial expert as defined by Item 401(h) of Regulations S-K of the Securities Exchange Act of 1934, as amended, and independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of such Act.

      Compensation Committee

      The Compensation Committee consists of Messrs. Taylor, Farrill and Feddersen, and is responsible for reviewing the level and form of compensation payable to the executive officers of the Company, and making recommendations with respect thereto to the board of directors. The Compensation Committee is also responsible for making recommendations to the board of directors with respect to the granting of stock options pursuant to the Option Plan (as such term is defined in "Item 6. Executive Compensation"). No member of the Compensation Committee is or has ever been an officer or employee of the Company or any of its subsidiaries.

Item 6. Executive Compensation.

      The compensation payable to the executive officers of the Company is established by the Compensation Committee, no member of which is or has ever been an officer or employee of the Company or any of its subsidiaries. The Compensation Committee recognizes that the Company's business is largely dependent on attracting and retaining motivated, skilled and achievement-oriented personnel. By compensating the Company's executive officers at levels which, on an annual basis, are commensurate with established industry standards but expending their salaries to the Company over the entire duration of a particular production as production, direction, writing and similar services, the Company's executive compensation program is structured to align each executive officer's financial interests with the Company's overall objectives of maximizing and sustaining shareholder value. The Company is able to achieve this alignment due to its receipt of Canadian federal and provincial labor tax credits for salaries paid by the Company to its executive officers when such officers act as a producer or director in connection with qualifying film and television productions. See "-- Executive Services Agreement."

Summary Compensation Table

      The following table sets forth all compensation earned during each of the last three fiscal years ended December 31, 2004 by the Chief Executive Officer and the Chief Financial Officer of the Company (collectively, the "Named Executive Officers"), such individuals being the only executive officers of the Company whose total annual salary, bonus and other annual compensation exceeded $100,000 (U.S.).

-------------------------------------------------------------------------------------------------------

Name and              Year                Annual Compensation                          Long Term
Principal                                                                            Compensation
Position
-------------------------------------------------------------------------------------------------------
                                                              Other Annual       Securities Underlying
                                   Salary        Bonus        Compensation            Options (#)
                                     ($)          ($)            ($)(1)
-------------------------------------------------------------------------------------------------------
David Devine,         2004           ___          ___            271,610              $1,000,000
Chairman, President   2003           ___          ___            356,952                460,000
& Chief Executive     2002           ___          ___             73,329                460,000
Officer
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

Name and              Year                Annual Compensation                          Long Term
Principal                                                                            Compensation
Position
-------------------------------------------------------------------------------------------------------
                                                              Other Annual       Securities Underlying
                                   Salary        Bonus        Compensation            Options (#)
                                     ($)          ($)            ($)(1)
-------------------------------------------------------------------------------------------------------
Richard Mozer,        2004           ___          ___           222,226                $1,000,000
Vice-Chairman,        2003           ___          ___           273,582                 460,000
Chief Financial       2002           ___          ___            63,173                 460,000
Officer, Treasurer
& Secretary
-------------------------------------------------------------------------------------------------------

----------

(1) In accordance with the executive services agreement described below under "-- Executive Services Agreement," the Company pays fees to a corporation controlled jointly by Messrs. Devine and Mozer as compensation for writing, directing and producing services provided to the Company. Messrs. Devine and Mozer were also issued Common Shares during 2004. See "Item 7. Certain Relationships and Material Transactions."

      The Company does not have a long-term incentive plan or pension plan and has never granted stock appreciation rights to any of its directors, officers or employees.

Executive Services Agreement

      Since April 1994, the Company has been a party to an executive services agreement with Messrs. Devine and Mozer, and 1078459 Ontario Inc., a corporation wholly-owned by Messrs. Devine and Mozer. Under the current executive services agreement dated as of January 1, 2005, Messrs. Devine and Mozer are required to provide senior management services to the Company through December 31, 2007. From time to time, Messrs. Devine and Mozer may participate in production, direction, writing and similar activities, depending on the needs of the Company. Under this agreement, the base fee payable to 1078459 Ontario Inc. is determined by the board of directors of the Company from time to time. 1078459 Ontario Inc. is also entitled to additional fees and/or equity-based incentives in consideration of the services performed and provided by it, as determined to be appropriate by the board of directors of the Company in view of any (i) bonus paid by the Company to its executive officers or (ii) film or video development and production project undertaken by the Company.

      Under the executive services agreement, Messrs. Devine and Mozer are entitled to participate in any incentive compensation or other employee benefit plan or program generally maintained at the Company from time to time and offered to the Company's employees generally or executive officers. The services of these executives may be terminated by the Company at any time. If the services of Messrs. Devine and Mozer are terminated without cause (as such term is defined in the executive services agreement), the Company is required to continue to pay to 1078459 Ontario Inc. its base fee entitlement until the expiry of the greater of (i) the remaining term of the agreement or (ii) eighteen months. The executive services agreement also includes confidentiality and non-competition provisions.

Option Plan

      The board of  directors  of the Company  adopted a stock  option plan (the
"Option Plan") on May 13, 2004, which was subsequently ratified by the stockholders of the Company on June 25,

2004. In connection with the adoption and ratification of the Option Plan, the Company terminated its then-existing stock option plan and cancelled all outstanding options issued thereunder.

      The Option Plan is for the benefit of employees, officers and directors and certain consultants of the Company and its subsidiaries and is administered by the board of directors of the Company. The board of directors may from time to time designate individuals to whom options to purchase shares of the capital stock of the Company may be granted and the number of shares to be optioned to each. The exercise price of options issued under the Option Plan will be fixed by the board of directors when such options are granted provided that such exercise price shall not be less than the market price of the shares at the time the options are granted. The period during which an option is exercisable may not exceed five years from the date the option is granted and the options may not be assigned, transferred or pledged, except in limited circumstances as permitted under applicable securities legislation. Subject to any grace period allowed under the policies of any stock exchange on which the shares are then listed for trading, the options will expire 60 days following the termination of the employment or office with the Company or any of its subsidiaries or death of an individual.

      Pursuant to the terms of the Plan: the (i) number of shares reserved for issuance under options granted to related persons (as such term is defined under applicable securities legislation) under the Option Plan and any similar plans may not exceed 10% of the aggregate number of issued and outstanding shares of the Company; (ii) issuance to related persons, within a 12 month period, of shares under the 2004 Plan and any similar plans may not exceed 10% of the aggregate number of issued and outstanding shares of the Company; (iii) number of shares reserved for issuance under options to acquire shares granted to any related person under the Option Plan and any similar plans may not exceed 5% of the aggregate number of issued and outstanding shares of the Company; and (iv) issuance to any one related person and the related person's associates, within a 12 month period, of shares under the 2004 Plan and any similar plans may not exceed 5% of the aggregate number of issued and outstanding shares of the Company.


      A total of 4,500,000 Common Shares were reserved for issuance under the Option Plan. As at January 1, 2006, the number of Common Shares which remain available for issuance under the Option Plan is 4,250,000, of which 3,180,000 are subject to currently outstanding options.


Option Grants in Last Fiscal Year

      The following table sets forth information regarding options to purchase Common Shares granted during the fiscal year ended December 31, 2004 to each of the Named Executive Officers.

--------------------------------------------------------------------------------------------------
                      Number of            % of Total         Exercise
      Name           Securities         Options Granted     Price/Common        Expiration Date
                     Underlying         to Employees in        Share)
                       Options         Fiscal Year 2004
                     Granted (#)
--------------------------------------------------------------------------------------------------

David Devine          1,000,000              29.1%               $0.10               09.29.09
--------------------------------------------------------------------------------------------------

Richard Mozer         1,000,000              29.1%               $0.10               09.29.09
--------------------------------------------------------------------------------------------------

Aggregated  Option  Exercises  in Last  Fiscal Year and Fiscal  Year-End  Option
Values

      The following table sets forth information concerning each exercise of options to purchase Common Shares by the Named Executive Officers during the fiscal year ended December 31, 2004.

------------------------------------------------------------------------------------------------------
         Name               Securities       Value        Unexercised         Value of Unexercised
                           Acquired on      Realized       Options at        In-the-Money Options at
                           Exercise (#)                December 31, 2004        December 31, 2004
                                                             (#)

                                                         Exercisable/             Exercisable/
                                                        Unexercisable            Unexercisable
------------------------------------------------------------------------------------------------------
David Devine                  -0-              $0        1,000,000/0               $0/0
------------------------------------------------------------------------------------------------------

Richard Mozer                 -0-              $0        1,000,000/0               $0/0
------------------------------------------------------------------------------------------------------

Compensation of Directors

      Directors of the Company do not currently receive an annual retainer or any other cash compensation for their services as members of the board of directors of the Company. Directors of the Company, however, are entitled to reimbursement for any expenses incurred for each meeting of the board of directors or of any committee of the board of directors that they attend.

      During 2004, Messrs. Taylor, Farrill and Feddersen were each granted options under the Option Plan to purchase up to 150,000 Common Shares at a per share exercise price of $0.10 on or before September 29, 2009.

      In April 2005, Mr. Feddersen was granted an option under the Option Plan to purchase up to 100,000 Common Shares at a per share exercise price of $0.10 on or before April 20, 2010.

      The Atticus Group Inc., a company for which Mr. Feddersen serves as Executive Principal, is party to an interim management and consultancy services agreement with the Company. See "Item 7. Certain Relationships and Material Transactions."

Indemnification of Directors

      The Company has agreed to indemnify each of its directors to the fullest extent permitted by the OBCA for all costs, liabilities and expenses incurred by each director, including legal fees, in respect of claims to which each director is made a party by reason of being or having been a director of the Company or any subsidiary thereof, provided such director acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative proceeding enforced by monetary penalty, such director had reasonable grounds for believing that his conduct was lawful.

Directors' and Officers' Liability Insurance

      The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Company in respect of such insurance is $22,572 (inclusive of applicable taxes) and the total amount of insurance purchased for the directors and officers as a group is $1,000,000. The directors and officers are not required to pay any premium in respect of the insurance. The Company is liable to the extent of $50,000 per claim under the deductibility provisions of the policy.

Item 7. Certain Relationships and Material Transactions.

      The Company has entered into an executive services agreement dated as of January 1, 2005 with Messrs. Devine and Mozer, and 1078459 Ontario Inc., a corporation wholly-owned by Messrs. Devine and Mozer. Under this agreement, Messrs. Devine and Mozer are required to provide services to the Company. See "Item 6. Executive Compensation -- Executive Services Agreement."

      Effective April 7, 2004, the Company sold 5,160,000 units at a price of $0.10 per unit for aggregate gross proceeds of $516,000. Each unit consisted of
(i) one Common Share and (ii) one-half Common Share purchase warrant. In order to facilitate the sale of the aforesaid units, Messrs. Devine and Mozer, each of whom is a director and an executive officer of the Company, sold an aggregate of 554,000 Common Shares at a price of $0.10 per and used the proceeds of such sale, in part, to purchase 500,000 such units. See "Part II. Item 4. Recent Sales of Unregistered Securities."

      During the third quarter of 2004, the Company completed settlements of past debt, previously agreed to production financing fees and fees for services from financial advisors, with the issuance of a total of 8,740,000 Common Shares at $933,271. As a result, approximately $1.4 million of the Company's payables, accrued liabilities and current expenses were settled. The settlements included the issuance of 6,000,000 Common Shares to David Devine and Richard Mozer, each a director and executive officer of the Company, to satisfy previous loans to the Company and unpaid fees for services from 2001 through the end of the third quarter of 2004.

      During 2004, the Company issued 150,000 Common Shares to each of Messrs. Devine and Mozer in consideration for the provision of bridge financing. See "Part II. Item 4. Recent Sales of Unregistered Securities."

      Mr. Feddersen, a director of the Company, is the principal interim manager under an interim management and consultancy services agreement between the Company and The Atticus Group Inc. The Atticus Group Inc. is paid a fee of $560 per month for Mr. Feddersen's services under such agreement. Mr Feddersen serves as Executive Principal for the Atticus Group Inc.

Item 8. Description of Securities.

Authorized Capital


      The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares"), issuable in series. 35,353,508 Common Shares and a series of 494,550 Preferred Shares (the "Series 1 Preferred Shares") were issued and outstanding as at January 1, 2006. Set forth below is a summary description of certain provisions relating to the Company's share capital contained in its Articles of Incorporation and By-Laws, and under the OBCA. Such summary is qualified in its entirety by reference to the Company's Articles of Incorporation and By-Laws, and the OBCA.


Preferred Shares

      The Preferred Shares are issuable in one or more series. The board of directors of the Company is permitted under the Articles of Incorporation, without the approval of the stockholders, but subject to the provisions of its corporate legislation (including the issuance of articles of amendment in prescribed form), to designate, fix the number of shares in, and determine the rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares at or prior to the date of their issuance. The Preferred Shares could be used as a method of discouraging, delaying or preventing a change in control of the Company. In addition, the rights and preferences of the Preferred Shares may be dilutive of the interest of the holders of the Common Shares and otherwise have an adverse effect on the rights of the holders of the Common Shares.

      In December 2004, the Series 1 Preferred Shares were created. All of the Series 1 Preferred Shares were issued to the Partnership. See "Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operation -- Devine Entertainment Limited Partnership." The holders of the Series 1 Preferred Shares, in priority to the holders of the Common Shares, are entitled to receive a cumulative annual dividend of 9.1 cents per share. Absent the consent of all of the holders of the Series 1 Preferred Shares, dividends may not be paid on the Common Shares if dividends are then due and owing on the Series 1 Preferred Shares.

      Except as otherwise required by the OBCA, the holders of the Series 1 Preferred Shares are entitled to vote only in the event the Company proposes to dissolve or sell, lease or exchange all or substantially all of its property other than in the ordinary course of business.

      Commencing on November 16, 2014 and continuing on each anniversary date thereafter, the holders of the Series 1 Preferred Shares have the right to require the Company to redeem on such date all or a portion of their Series 1 Preferred Shares. The redemption price (the "Redemption Price") for each Series 1 Preferred Share is equal to the sum of $1 plus all accrued and unpaid dividends thereon.

      In the event the Company is liquidated, dissolved or wound-up or its assets are otherwise distributed among the Company's stockholders by way of repayment of capital, whether voluntary or involuntary, the holders of the Series 1 Preferred Shares are entitled to receive a per share amount equal to the Redemption Price before any distribution of the Company's assets to the holders of the Common Shares.

Common Shares

      All of the issued and outstanding Common Shares are validly issued, fully paid and non-assessable. Holders of the Common Shares are entitled to one vote per share at all meetings of stockholders. There is no right to cumulative voting; thus, the holders of a majority of the outstanding Common Shares can elect all of the members of the Company's board of directors. A majority vote is also sufficient for other actions that require the vote of stockholders, except in cases in which more than a majority is required by law. Holders of the Common Shares are entitled to receive, on a ratable basis, any dividends as and when declared by the board of directors out of funds legally available for the payment of dividends. Upon the liquidation, dissolution, or winding-up of the Company, subject to the prior rights of the holders of the Preferred Shares, the holders of Common Shares are entitled to receive, on a ratable basis, the remaining assets and property of the Company. The Common Shares have no preemptive rights or subscription, redemption or conversion privileges.

1995 Issuance of 7.5% Debentures

      In December 1995, the Company issued $1,125,000 principal amount of 7.5% redeemable convertible subordinated debentures (the "7.5% Debentures"). Each 7.5% Debenture originally matured on December 31, 2000. On December 19, 2000, the Company obtained the approval of the holders of the 7.5% Debentures to: (i) extend the maturity date of the 7.5% Debentures to December 31, 2002: (ii) reduce the conversion rate of the 7.5% Debentures from $1.50 to $0.50 per Common Share; (iii) increase the rate of interest on the 7.5% Debentures to 10.5% per annum; (iv) issue to the holders of the 7.5% Debentures one warrant ("Extension Warrant") for each $1.00 principal amount of the 7.5% Debentures held by such holders; and (v) secure the 7.5% Debentures by way of a floating charge over all of the Company's assets, such floating charge being subordinated to certain senior indebtedness of the Company. The Extension Warrants expired unexercised. The Company is currently further renegotiating the terms and conditions of the 7.5% Debentures with the holders thereof.

      In February 2002, $915,000 of the 7.5% Debentures became covered by a security interest granted by the Company. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation -- Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003 -- Gains on Settlement Debt."

1996 Issuance of 7.5% Debenture

      In February 1996, the Company issued a 7.5% redeemable convertible subordinated debenture (the "1996 Debenture") in the principal amount of $100,000 to Euro American Mercantile Corp. The 1996 Debenture is convertible into Common Shares at the rate of $1.50 per share. The 1996 Debenture originally matured on December 31, 2000. On December 19, 2000, the Company renegotiated the payment terms of the 1996 Debenture and increased the interest rate thereon to 10% per annum. As a result, the principal was repayable during 2001 in four equal quarterly payments. The first installment payment on the 1996 Debenture was made in April 2001. The Company failed to make the three remaining installment payments due on the 1996 Debenture. The Company is currently further renegotiating the terms and conditions of the 1996 Debenture with Euro American Mercantile Corp. The 1996 Debenture is subordinated to certain senior indebtedness of the Company.

10.5% Debentures and 10.5% Debenture Warrants


      On December 21, 2000, the Company issued $550,000 principal amount of 10.5% convertible subordinated debentures (the "10.5% Debentures") which matured on December 31, 2005. The Company is currently in default under the 10.5% Debentures. The Company is in the process of negotiating an extension to the maturity date of the 10.5% Debentures. The 10.5% Debentures bear interest at a rate of 10.5% per annum payable semi-annually and are convertible at the option of the holder at any time on the basis of one Common Share per $0.50 principal amount of 10.5% Debentures outstanding. The 10.5% Debentures are secured by way of a floating charge over all of the Company's assets, such floating charge being subordinated to certain senior indebtedness of the Company.

      Each purchaser of the 10.5% Debentures also received a warrant (a "10.5% Debenture Warrant") for each $1.00 invested. Each 10.5% Debenture Warrant entitled the holder to purchase one Common Share for $1.75 per share until December 31, 2005. All of the 10.5% Debentures Warrants expired without being exercised.

      Forvest Trust S.A. acted as agent for the issuance of the 10.5% Debentures, and was issued compensation warrants entitling it to acquire up to 50,000 Common Shares at an exercise price of $0.50 per share on or before December 21, 2007. Forvest Trust S.A. also received a cash commission on closing of $50,000.


Other Warrants

      Information concerning additional outstanding warrants issued by the Company within the past three years is set forth in "Part II -- Item 4. Recent Sales of Unregistered Securities."

Capital Reorganization

      In order to assist in ensuring that the Company remains entitled to receive certain financial incentives and assistance or any required licenses or approvals from Canadian federal or provincial governments and agencies which are available only if the ownership of the equity securities of the Company by Canadian residents meets certain specified requirements, a resolution was adopted at a meeting of the board of directors of the Company held on May 13, 2004 authorizing the Company to seek all necessary approvals to further amend its Articles of Incorporation to effect the following capital reorganization (the "Reorganization"):

      (a) create two new classes of shares to be designated as Class A voting shares (the "Voting Shares") and Class B non-voting shares (the "Non-Voting Shares"), each in an unlimited number;

      (b) exchange the issued and outstanding Common Shares into Voting Shares and Non-Voting Shares on the basis of one-half of one Voting Share and a one-half of one Non-Voting Share for each Common Share held; and

      (c)   cancel all the authorized Common Shares.

      The stockholders of the Company initially approved the Reorganization on June 25, 2004 at a stockholders meeting. The reorganization was reapproved by the Company's stockholders at a stockholders meeting held on June 16, 2005. The Company expects that the Reorganization will be effected at such time in the future as may be required in order to allow the Company to continue to be eligible to receive the aforesaid incentives, assistance, licenses and approvals. As a general matter, in order for the Company to remain eligible, at least a majority of the equity ownership and voting control of the Company must be held by Canadian residents. Canadian residents currently hold in excess of 85% of the equity ownership and voting control of the Company. The OBCA does not impose any time limitation per se on when the Reorganization must be effected following its approval by the Company's stockholders. However, until such time as the Reorganization is effected, the Company will, on an annual basis, continue to seek reapproval of the Reorganization at the Company's annual meeting of stockholders.

      Pursuant to the terms of the Reorganization, holders of Voting Shares and Non-Voting Shares will have the following rights and privileges and will be subject to the following restrictions and conditions:

      (a) subject to any preference as to dividends provided to any shares ranking in priority to the Voting Shares and the Non-Voting Shares, to participate equally, share for share, in any dividend, whether in cash, in shares of the Company or otherwise, which may be declared or paid on either class of such shares;

      (b) in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets for the purpose of winding up its affairs, to receive equally, share for share, all the remaining property of the Company after payment of the Company's liabilities and any amounts payable to holders of any shares ranking in priority to the Voting Shares and the Non-Voting Shares, without preference or distinction;

      (c) receive notice of, attend (in person or by proxy) and be heard at all meetings of the stockholders of the Company; and

      (d) in the event that an independent committee of the board of directors of the Company reasonably determines that it is necessary for the Company to be Canadian controlled or that there be limitations on the number of shares held by non-residents of Canada for the purpose of determining the eligibility of the Company for financial incentives or assistance or licenses or other approvals from any Canadian federal or provincial government or agency or for any other regulatory purpose, the Company shall have the right, upon prior written notice to the holders of Voting Shares and Non-Voting Shares, to (i) refuse to allot or issue any shares of the Company to any non-resident of Canada; (ii) direct that the voting rights, if any, attached to shares held by non-residents of Canada may not be exercised for such period or periods of time as is specified in such notice; (iii) authorize and direct its transfer agent to refuse to register any transfer of Voting Shares or Non-Voting Shares to any non-resident of Canada; and (iv) automatically convert all Non-Voting Shares into Voting Shares.

      In addition to the rights, privileges, restrictions and conditions described above, holders of Voting Shares shall be entitled to:

      (a) vote at all meetings of the stockholders of the Company (other than at meetings of the holders of another class or series entitled to vote separately as a class or series in respect of a particular matter); and

      (b) convert, at any time, each Voting Share held by them into one Non-Voting Share.

      Furthermore, if an offer is made to purchase Voting Shares which, under applicable securities legislation or the requirements of a stock exchange on which the Voting Shares or the Non-Voting Shares are listed, must be made to all or substantially all holders of Voting Shares in a province of Canada to which the requirement applies and an unconditional offer is not concurrently made to purchase Non-Voting Shares that is identical with respect to price per share, percentage of outstanding shares for which the offer is made and in all other material respects, each Non-Voting Share will become convertible, at the option of the holder, within a specified time following the offer, into one Voting Share. The conversion right may only be exercised for the purpose of depositing the resulting Voting Share in response to the offer and the transfer agent and registrar of the Company will deposit the resulting Voting Shares on behalf of the stockholders. If the Voting Shares resulting from the conversion are subsequently withdrawn from the bid by the stockholders or not taken up by the offeror or if the offer is abandoned and withdrawn by the offeror, the Voting Shares thus converted will be reconverted into Non-Voting Shares. In no other circumstances will the Non-Voting Shares be convertible into Voting Shares.

      In instances where the Reorganization would result in a holder of Common Shares receiving a fractional Voting Share or a fractional Non-Voting Share (after aggregating all Voting Shares or all Non-Voting Shares, as the case may be), such fractional shares will be rounded up to the next whole Voting Share or Non-Voting Share (as the case may be).

      The Reorganization will affect all stockholders uniformly and will not affect any stockholder's percentage interest in the Company, except to the extent the Reorganization would otherwise result in a stockholder owning a fractional share. In addition, the Reorganization will not affect any stockholder's proportionate voting rights, subject to the treatment of fractional shares as described above.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

      The Common Shares were delisted from the Toronto Stock Exchange (the "TSX") in March 2004 as a result of the Company's failure to meet the minimum listing requirements of the TSX. Currently, the Common Shares are quoted for trading in Canada on the Canadian Unlisted Board (the "CUB") under the symbol "DVNN" and in the United States in the Pink Sheets(R) under the symbol "DVNNF." The following table sets forth for the periods indicated the per share market price ranges of the Common Shares. All over-the-counter market quotations contained in the table reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

        Date                                High($)             Low($)
2003
   First Quarter                            0.04                0.04
   Second Quarter                           0.04                0.01
   Third Quarter                            0.1125              0.01
   Fourth Quarter                           0.08                0.08
2004
   First Quarter                            0.08                0.08
   Second Quarter                           0.08                0.08
   Third Quarter                            0.26                0.01
   Fourth Quarter                           0.28                0.10
2005
   First Quarter                            0.29                0.15
   Second Quarter                           0.25                0.15
   Third Quarter                            0.32                0.07
   Fourth Quarter                           0.15                0.10
2006
   January 1st to January 19th              0.12                0.11


Common Shares Subject to Options, Warrants and Convertible Securities


      As at January 1, 2006, there were 3,180,000 Common Shares subject to outstanding options, 2,879,950 Common Shares subject to outstanding warrants and 3,301,600 Common Shares issuable upon conversion of outstanding convertible securities.


Holders


      As at  January  1,  2006,  there  were 70  holders of record of the Common
Shares.


Dividends

      The Company has not made any dividend payment with respect to the Common Shares. The Company has no current intention to pay cash dividends on the Common Shares in the foreseeable future. In lieu thereof, the Company intends to retain any future earnings for reinvestment in the Company's business. The Series 1 Preferred Shares restrict the Company's ability to pay dividends on the Common Shares See "Part I -- Item 8. Description of Securities. -- Preferred Shares."

Penny Stock Considerations

      The United States Securities and Exchange Commission has adopted regulations applicable to broker/dealers who sell "penny stock." A "penny stock" is generally defined to be any equity security that has a market price (as defined) of less than $5.00 (U.S.) per share, subject to certain exceptions. These regulations impose additional sales practice requirements on broker/dealers who sell "penny stock" to persons other than established customers and accredited investors. These additional sales practice requirements may have the effect of reducing the level of trading activity in the secondary market for "penny stock."

      Following the declaration of the effectiveness of this registration statement by the Securities and Exchange Commission, the Company intends to have the Common Shares trade on the OTC Bulletin Board service of the National Association of Securities Dealers, Inc. (the "OTC Bulletin Board"). The Company expects that, upon the commencement of the trading of the Common Shares on the OTC Bulletin Board, the Common Shares will fall within the definition of "penny stock." There can be no assurance that the Common Shares will trade for $5.00 (U.S.) or more per share.

Exchange Controls and Other Limitations Affecting Security Holders.

      Canada has no system of exchange controls. There are no exchange restrictions on borrowing from citizens or residents of foreign countries nor on the remittance of dividends, interest, royalties or similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

      Under the Investment Canada Act (the "ICA Act"), a Canadian federal statute, certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the ICA Act) or establish a "new Canadian business" (as defined in the ICA Act) are required to file either a notification or an application for review with a governmental agency known as "Investment Canada". The ICA Act further requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the ICA Act on the basis that he is satisfied that the acquisition is "likely to be of net benefit to Canada". Only acquisitions of control are reviewable under the ICA Act; however, the ICA Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of the Company may, in some circumstances, be considered to constitute an acquisition of control. Failure to comply with the review provisions of the ICA Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

      There are no limitations contained in the Articles of Incorporation or By-Laws on the rights of non-Canadian residents or non-Canadian shareholders to hold or vote the Common Shares.

Taxation

      Dividends

      In general, dividends paid by a corporation resident in Canada to non-residents of Canada are subject to Canadian withholding tax. The rate of withholding tax under the Income Tax Act (Canada) (the "Tax Act") on dividends is twenty-five percent (25%). Such rate may be reduced under the provisions of a relevant international tax treaty to which Canada is a party. The Canada-United States Income Tax Convention (1980) (the "U.S. Treaty") provides for a general reduction in the rate of Canadian withholding tax to fifteen percent (15%) on dividends paid on shares of a corporation resident in Canada to residents of the United States, and also provides that where the beneficial owner of the dividends is a corporation resident in the United States which owns at least ten percent (10%) of the voting shares of the corporation paying the dividends, the rate of withholding tax is reduced to ten percent (10%).

      Capital Gains

      A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of a share of a public corporation for purposes of the Tax Act unless the share represents taxable Canadian property to the holder thereof. A share of a public corporation will be taxable Canadian property to the holder thereof if, at any time during the period of five (5) years immediately preceding a disposition, the non-resident, persons with whom the non-resident did not deal at arm's length, or the non-resident together with persons with whom he did not deal at arm's length, owned (or had an option in respect of or had an interest in) twenty-five percent (25%) or more of the issued shares of any class or series of the corporation or if, upon ceasing to be a resident of Canada, the holder elected that the share be taxable Canadian property. The Company is a public corporation for purposes of the Tax Act.

      The U.S. Treaty provides that, in general, a resident of the United States will not be subject to tax on any capital gains realized by him on the disposition of shares that are taxable Canadian property unless (i) such resident has or had (within the twelve-month period preceding the disposition) a permanent establishment in Canada and such shares formed part of the business property of that permanent establishment, (ii) such shares formed part of the personal property pertaining to a fixed base which is or was available (within a twelve-month period preceding the disposition) to such resident for the purpose of performing independent personal services, (iii) the value of the shares is derived principally from real property situated in Canada or (iv) the shareholder is an individual who was resident in Canada for 120 months in any twenty-year period preceding the disposition and at any time during the ten-year period immediately preceding the disposition and who owned the shares of the corporation at the time he or she ceased to be a resident of Canada.

      Estate and Gift Tax

      At present, Canada does not impose any estate or gift tax.

Item 2. Legal Proceedings.

      Neither the Company nor any of its property is the subject of any material pending legal proceeding.

Item 3. Changes in and Disagreements with Accountants.

      Not applicable.

Item 4. Recent Sales of Unregistered Securities.

      Set forth below is certain information regarding all securities that the Company has sold within the past three years without registering such securities under the Securities Act of 1933, as amended (the "Securities Act").

      On April 5, 2004, the Company settled two term loans owing to Business Development Bank of Canada in consideration of (i) a cash payment of $125,000 and (ii) the issuance of 100,000 Common Shares. The aforesaid Common Shares were offered and sold in reliance on the exemptions from registration afforded by
Section 4(2) and Regulation S of the Securities Act.

      Effective April 7, 2004, the Company sold 5,160,000 units at a price of $0.10 per unit for aggregate gross proceeds of $516,000 to a group of private investors. Substantially all of these investors are residents of Canada. The remaining investors are residents of the United States. Each unit consisted of
(i) one Common Share and (ii) one-half Common Share purchase warrant ("Initial Warrant"). Each Initial Warrant was exercisable, at any time on or prior to April 7, 2005, to acquire one Common Share and one step-up Common Share purchase warrant at an exercise price of $0.15 per Common Share. Substantially all of the Initial Warrants were exercised prior to their expiration date. The exercise of the Initial Warrants resulted in the issuance of 2,547,500 Common Shares in the aggregate. Each such step-up warrant issued upon exercise of the Initial Warrants is exercisable, at any time on or prior to April 7, 2006, to acquire one Common Share at an exercise price of $0.30.

The aforesaid Common Shares and warrants were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      On June 29, 2004, the Company settled a portion of a loan initially made by the Royal Bank of Canada in consideration of (i) a cash payment of $11,509;
(ii) the issuance of 2,042,055 Common Shares; and (iii) warrants to purchase 1,830,000 Common Shares at a per share exercise price of $0.50 at any time on or prior to February 26, 2007. The aforesaid Common Shares and warrants were offered and sold in reliance on the exemptions from registration afforded by
Section 4(2) and Regulation S of the Securities Act.

      On June 30, 2004, the Company issued 1,100,000 units for aggregate gross proceeds of $220,000 to a group of private investors. Substantially all of these investors are residents of Canada. The remaining investors are residents of the United States. Each unit consisted of (i) one Common Share, (ii) 0.4545 of a Series A Warrant and (iii) 0.333 of a Series B Warrant. Each whole Series A Warrant is exercisable on or prior to December 31, 2006 into one Common Share at an exercise price of $0.20 per Common Share. Each whole Series B Warrant was automatically converted for no additional consideration into one Common Share on December 31, 2004. Such automatic conversion resulted in the issuance of 366,666 Common Shares. The aforesaid Common Shares and warrants were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      During the third quarter of 2004, the Company completed settlements of past debt, previously agreed to production financing fees and fees for services from financial advisors, with the issuance of a total of 8,740,000 Common Shares at $933,271. As a result, approximately $1.4 million of the Company's payables, accrued liabilities and current expenses were settled. The settlements included the issuance of 6,000,000 Common Shares to David Devine and Richard Mozer, each a director and executive officer of the Company, to satisfy previous loans to the Company and unpaid fees for services from 2001 through the end of the third quarter of 2004. The aforesaid Common Shares were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      During 2004, the Company issued 150,000 Common Shares to each of Messrs. Devine and Mozer. These Common Shares were issued as part of a fee for providing bridge financing for Bailey's Billion$ under the same terms and conditions as unaffiliated lenders. The aforesaid Common Shares were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      In December 2004, the Company issued 380,450 Common Shares and 494,550 Series 1 Preferred Shares to the Partnership. See "Item 2. Management's
Discussion and Analysis of Financial Condition and Results of Operation -- Devine Entertainment Limited Partnership." The aforesaid Common Shares and Series 1 Preferred Shares were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      In January 2005, the Company issued 185,000 Common Shares to certain employees of Mid South Capital Inc. in consideration for services provided in connection with the commencement of the trading of the Common Shares in the United States in the Pink Sheets(R). The aforesaid Common Shares were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act.

      In January 2005, the Company issued 40,000 Common Shares to David Karas in consideration for financial advisory services provided to the Company. The aforesaid Common Shares were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act.

      In January 2005, the Company issued 40,000 Common Shares to Anthony Golden in consideration for investor relation services provided to the Company. The aforesaid Common Shares were offered and sold in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act.

      In May 2005, the Company issued 350,000 Common Shares to the Canadian law firm, Wildeboer Dellecle LLP, in partial consideration for legal services rendered to the Company from March 27, 2001 through May 31, 2005. The aforesaid Common Shares were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      Each exemption claimed above from compliance with the registration provisions of the Securities Act by reason of Section 4(2) of the Securities Act is based on the grounds that each offer and sale did not involve any public offering, each purchaser was sophisticated with access to the kind of information registration would provide and that such purchaser acquired the securities at issue without a view towards distribution thereof.

      Each exemption claimed above from compliance with the registration provisions of the Securities Act by reason of Regulation S under the Securities Act is based on the grounds that each offer and sale was effected by means of an offshore transaction involving one or more non-U.S. persons in accordance with all applicable conditions and restrictions of Regulation S under the Securities Act.

Item 5. Indemnification of Directors and Officers.

      The Company has indemnified each of its directors to the fullest extent permitted by law for all costs, liabilities and expenses incurred by each director, including legal fees, in respect of claims to which each director is made a party by reason of being or having been a director of the Company or any subsidiary thereof, provided such director acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative proceeding enforced by monetary penalty, such director had reasonable grounds for believing that his conduct was lawful.

      The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Company in respect of such insurance is $22,572 (inclusive of applicable taxes) and the total amount of insurance purchased for the directors and officers as a group is $1,000,000. The directors and officers are not required to pay any premium in respect of the insurance. The Company is liable to the extent of $50,000 per claim under the deductibility provisions of the policy.

                                    PART F/S

                        DEVINE ENTERTAINMENT CORPORATION

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)


                               September 30, 2005


                         (Expressed in Canadian Dollars)

                                                                         PAGE II

                        DEVINE ENTERTAINMENT CORPORATION

                       INTERIM CONSOLIDATED BALANCE SHEET
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)

                                                     ASSETS

                                                                                September 30             December 31
                                                                                        2005                    2004
                                                                                ------------            ------------
Current
-------
Cash                                                                            $    162,039            $    104,727
Accounts receivable                                                                   69,701                 655,482
Inventory                                                                             73,183                  26,013
Tax credits receivable                                                                    --                 299,097
Prepaid and sundry assets (Note 12)                                                  139,582                  42,066
                                                                                ------------            ------------

                                                                                     444,505               1,127,385

Advances receivable                                                                  494,550                 494,550
Investment in film, television programs and recordings (Note 3)                    7,663,967               9,407,576
Deferred financing charges                                                             4,250                  36,123
Property and equipment (Note 4)                                                       25,606                  31,727
                                                                                ------------            ------------
                                                                                $  8,632,878            $ 11,097,361
                                                                                ============            ============

                                                   LIABILITIES

Current

Bank film production loan (Note 5)                                              $         --            $    919,664
Accounts payable and accrued liabilities                                           1,042,979               1,041,147
Convertible debentures (Note 6)                                                    1,519,290               1,519,290
Deferred revenue                                                                          --              (2,658,971)
                                                                                ------------            ------------
                                                                                   2,562,269               6,139,072
                                                                                ------------            ------------

Contingency and commitments (Notes 8 and 17)

                                               SHAREHOLDERS' EQUITY

Capital stock (Note 9)                                                          $ 12,250,285            $ 11,703,437
Contributed surplus (Note 11)                                                        997,186               1,051,886
Deficit                                                                           (7,176,862)             (7,797,034)
                                                                                ------------            ------------
                                                                                   6,070,609              (4,958,289)
                                                                                ------------            ------------
                                                                                $  8,632,878            $ 11,097,361
                                                                                ============            ============

See accompanying notes to interim consolidated financial statements.

                                                                        PAGE III

                        DEVINE ENTERTAINMENT CORPORATION

             INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)

          FOR THE PERIOD ENDED SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

                                                                       Stock                            Contributed
                                 Common Shares          Warrants      Options      Preferred Shares       Surplus          Deficit
                                 -------------          --------      -------      ----------------       -------          -------
                                 #           $              #            #           #          $            $                $
                                                                                                         (Note 11)
BALANCE,
January 1, 2004             14,261,838   9,393,316      550,000          --         --          --        466,313      (12,095,951)

ISSUED
- on settlement of -
bank loans                     100,000      10,000           --          --         --          --             --               --
- on settlement
of long-term debt            2,042,054     204,205    1,830,000          --         --          --         18,300               --
- pursuant to private
placement                    1,100,000     121,000      866,616          --         --          --         99,000               --
- pursuant to
private placement            5,160,000     464,400    2,580,000          --         --          --         51,600               --
- for cash consideration       100,000      10,000           --          --         --          --             --               --
- on settlement of
advances from
related parties              4,717,082     471,708           --          --         --          --             --               --
- on settlements of
accounts payable and
accruals                     4,022,918     461,569           --          --         --          --        371,823               --
- on conversion of
warrants                       366,666      55,000     (366,666)         --         --          --        (55,000)              --
- on issuance to Devine
Limited Partnership            380,450     351,800           --          --    494,550     494,550             --               --
- tax benefits utilized
by limited
partnership                         --    (306,000)          --          --         --          --             --               --
- on issuance of stock
options                             --          --           --   3,440,000         --          --         99,850               --
Less: share issuance
costs                               --     (28,111)          --          --         --          --             --               --

NET INCOME                          --          --           --          --         --          --             --        4,298,917
                            --------------------------------------------------------------------------------------------------------
BALANCE,
December 31, 2004           32,251,008  11,208,887    5,459,950   3,440,000    494,550     494,550      1,051,886       (7,797,034)

ISSUED
- on conversion
of warrants                  2,547,500     433,450   (2,547,500)         --         --          --        (50,950)              --
- on exercise of
stock options                  125,000      16,250           --    (125,000)        --          --         (3,750)              --
- on settlement for
services rendered              430,000      97,148           --          --         --          --             --               --
- expired
options/warrants                    --          --      (32,500)   (135,000)        --          --             --               --

NET INCOME                          --          --           --          --         --          --             --          620,172
                            --------------------------------------------------------------------------------------------------------
BALANCE,
September 30, 2005          35,353,508  11,755,735    2,879,950   3,180,000    494,550     494,550        997,186       (7,176,862)
                            ========================================================================================================

See accompanying notes to interim consolidated financial statements.

                                                                         PAGE IV

                        DEVINE ENTERTAINMENT CORPORATION

                  INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)

                                                     Three months ended             Nine months ended
                                                        September 30,                 September 30,

                                                    2005           2004            2005             2004
                                                    ----           ----            ----             ----
REVENUE                                        $    180,899    $  3,115,182    $  3,551,396    $  3,602,454
                                               ------------    ------------    ------------    ------------
EXPENSES
Operating                                           192,765         479,592         582,600         832,168
Amortization
- film, television programs and recordings          290,907       2,178,574       2,277,745       2,408,571
- property and equipment                              1,895           2,244           6,122           5,749
Write down of investment in film, television
programs and recordings                                  --              --              --       1,000,000
Gain on settlement of debt                               --        (276,482)             --      (4,316,307)
Interest                                             18,498          49,401          52,568         (65,560)
                                               ------------    ------------    ------------    ------------
                                                    504,065       2,433,329       2,919,035        (135,379)
                                               ------------    ------------    ------------    ------------

INCOME (LOSS) before income taxes                  (323,166)        681,853         632,361       3,737,833
                                               ------------    ------------    ------------    ------------
Income taxes                                             --         482,856         334,804       1,857,356
Benefit of losses carried forward                        --        (482,500)       (322,615)     (1,857,000)
                                               ------------    ------------    ------------    ------------
Provision for income taxes                               --             356          12,189             356
                                               ------------    ------------    ------------    ------------

NET INCOME (LOSS) for the period                   (323,166)        681,497         620,172       3,737,477

DEFICIT, beginning of period                     (6,853,696)     (9,039,971)     (7,797,034)    (12,095,951)
                                               ------------    ------------    ------------    ------------
DEFICIT, end of period                         $ (7,176,862)   $ (8,358,474)   $ (7,176,862)   $ (8,358,474)
                                               ============    ============    ============    ============

EARNINGS (LOSS) PER COMMON SHARE (Note 10)

Basic                                          $      (0.01)   $       0.03    $       0.02    $       0.19

Fully Diluted                                  $      (0.01)   $       0.03    $       0.02    $       0.19

THE WEIGHTED AVERAGE SHARES

  - BASIC                                        35,353,508      24,286,860      35,080,761      19,245,570

  - FULLY DILUTED                                35,353,508      24,653,527      36,959,342      19,369,135

See accompanying notes to interim consolidated financial statements.

                                                                          PAGE V

                        DEVINE ENTERTAINMENT CORPORATION

                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)

                                                               Three months ended                     Nine months ended
                                                                  September 30,                         September 30,

                                                            2005                2004                2005              2004
                                                            ----                ----                ----              ----
OPERATING ACTIVITIES
Net income (loss) for the period                     $    (323,166)       $    681,497       $     620,172      $   3,737,477
Gain on settlement of debt                                   --               (276,482)              --            (4,316,307)
Write down of film library                                   --                  --                  --             1,000,000
Amortization  -  film, television programs
                 and recordings                            290,907           2,178,574           2,277,745          2,408,571
              -  property and equipment                      1,895               2,244               6,121              5,749
              -  financing charges                           4,250               7,990              31,873             23,970
Operating expenses paid in common shares                     --                113,000              18,400            113,000
Change in non-cash components of
  working capital (Note 13)                                (68,629)         (1,864,027)         (1,838,199)          (781,699)
                                                     -------------        ------------        ------------      -------------
                                                           (94,743)            842,796           1,116,112          2,190,761
                                                     -------------        ------------        ------------      -------------
FINANCING ACTIVITIES
Increase in bank loans                                       --                  22,456              --               680,709
Repayment of bank loans                                      --                (922,198)          (919,664)        (1,047,198)
Issuance of shares on conversion of warrants                 --                  71,889            382,500            817,889
Issuance of shares on exercise of options                    --                  --                 12,500              --
Repayment of long term debt                                  --                  --                  --              (445,000)
Increase in advances from related parties                    --                  --                  --               467,883
                                                     -------------        ------------        ------------      -------------
                                                             --                (827,853)          (524,664)           474,283
                                                     -------------        ------------        ------------      -------------
INVESTING ACTIVITIES
Purchase of property and equipment                           --                 (10,421)             --               (14,171)
Investment in film, television programs
  and recordings                                           (35,928)           (137,322)           (534,136)         (3,288,489)
                                                     -------------        ------------        ------------      -------------
                                                           (35,928)           (147,743)           (534,136)        (3,302,660)
                                                     -------------        ------------        ------------      -------------

CHANGE IN CASH                                           (130,671)           (132,800)              57,312           (637,616)

CASH, beginning of period                                  292,710             237,615             104,727            742,431
                                                     -------------        ------------        ------------      -------------

CASH, end of period                                  $     162,039        $    104,815        $    162,039      $     104,815
                                                     =============        ============        ============      =============

SUPPLEMENTARY CASH FLOW INFORMATION
     Interest paid                                   $       --           $     65,575        $     18,423      $     138,997
     Income taxes paid                                       --                    356              12,189                356

See accompanying notes to interim consolidated financial statements.

                                                                         PAGE VI

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                        (Expressed in Canadian Dollars)
                               SEPTEMBER 30, 2005

1.    NATURE OF BUSINESS

      Devine   Entertainment   Corporation  ("the  Company")  is  an  integrated
      developer and producer of children's and family programs for worldwide television and film broadcast and home video markets.

      Television and film production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such television and film programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public.

      The success of the Company's television and film programming also may be impacted by, among other factors, prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some or all of the Company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

      These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which presumes the realization of assets and settlement of liabilities in the normal course of operations in the foreseeable future.

      The Company has a significant working capital deficiency and its continued existence is dependent upon its ability to restore and maintain profitable operations and to successfully convert convertible debentures, which are currently in default.

      If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities and the reported net income.

2.    BASIS OF PRESENTATION

      The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These interim consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities. All material intercompany balances and transactions have been eliminated. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2004, as set out in the December 2004 Annual Report.

      In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's audited consolidated financial statements for the year ended December 31, 2004.

      These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada that conform, in all material respects, with U.S. GAAP, except as described in
      Note 15 to the interim financial statements.

                                                                        PAGE VII

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

3.    INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

                                                                        September 30, 2005                  December 31, 2004
                                                                        ------------------                  -----------------
                                                                           Accumulated
                                                              Cost         Amortization           Net              Net
                                                              ----         ------------           ---              ---
      Completed television programs and recordings         $16,025,341      $13,177,779      $ 2,847,562      $ 3,096,399
      Completed motion picture - Bailey's Billion$           6,969,638        3,795,318        3,174,320        5,407,622
      Projects in progress                                   1,642,085             --          1,642,085          903,555
                                                           -----------      -----------      -----------      -----------
                                                           $24,637,064      $16,973,097      $ 7,663,967      $ 9,407,576
                                                           ===========      ===========      ===========      ===========

      The Company expects to amortize approximately $1,100,000 for completed television programs and recording costs and $2,100,000 for completed motion picture costs during the current fiscal year.

      The Company  expects 98% of completed  television  programs and recordings
      and  62%  of  completed   motion   picture  costs  will  be  amortized  by
      December 31, 2007.

      As at December 2011 over 80% of the completed motion picture costs will be amortized.

      The remaining period of amortization for the completed projects ranges from two to nine years at December 31, 2004.

4.    PROPERTY AND EQUIPMENT

                                                      September 30, 2005               December 31, 2004
                                                      ------------------               -----------------
                                                         Accumulated
                                               Cost      Amortization       Net               Net
                                               ----      ------------       ---               ---
      Computer and editing equipment         $177,922      $158,694      $ 19,228          $ 24,284
      Furniture and fixtures                   58,193        51,815         6,378             7,443
                                             --------      --------      --------          --------
                                             $236,115      $210,509      $ 25,606          $ 31,727
                                             ========      ========      ========          ========

                                                                       PAGE VIII

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

5.    BANK FILM PRODUCTION LOAN

                                                       September 30  December 31
                                                           2005         2004
                                                           ----         ----
      Term loan bearing interest at a fluctuating
      per annum rate equal to 1.25% plus the Base
      Rate of the Comerica Bank, repayable on
      November 30, 2004, secured by a general
      security agreement against all the assets of
      one of the 100% owned subsidiaries of Devine
      Entertainment Corporation. On December 10,
      2004, the loan was extended to April 4, 2005.
      This loan was used for the financing of the
      motion picture "Bailey's Billion$". The loan
      was repaid on May 24, 2005.                        $ --          $919,664
                                                         ====          ========

      Interest on the above bank film production loan for the nine month period ended September 30, 2005 totalled $18,423 (September 30, 2004 - $109,974).

6.    CONVERTIBLE DEBENTURES

                                                  September 30       December 31
                                                      2005               2004
                                                      ----               ----
            Principal
              Issued
              - February 1996 (i)                 $    75,000       $    75,000
              - December 2000 (ii)                    550,000           550,000
              - December 2000 (iii)                   835,800           835,800
              - Capitalized interest (iv)             240,000           240,000
                                                    1,700,800         1,700,800
            Less - equity component                  (181,510)         (181,510)
                                                  -----------       -----------
                                                  $ 1,519,290       $ 1,519,290
                                                  ===========       ===========

      (i) The Company issued a 7.5% $100,000 redeemable convertible subordinated debenture in February 1996. This debenture was to mature on December 31, 2000. The debenture was convertible at the holder's option into common shares at any time prior to maturity at a conversion rate of $1.50 per share.

            Management renegotiated repayment terms of this debenture at an increased interest rate of 10%. The principal was re-payable in four quarterly payments during 2001 of $25,000 plus interest. The first instalment was made in April 2001. The Company is still in default on the second, third and fourth instalments. As at September 30, 2005, there remains an outstanding balance of $75,000 plus $35,625 (December 31, 2004 - $30,000) in accrued interest on this debenture. As a result of the default, the debenture is classified as current liability on the balance sheet.

                                                                         PAGE IX

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

6.       CONVERTIBLE DEBENTURES (Continued)

      (ii) The Company issued 550,000 units of debentures and warrants in December 2000 for $550,000 less costs of $85,000 for net proceeds to the Company of $465,000. Each unit consists of a $1.00 debenture and 1 immediately separable warrant. The redeemable convertible subordinated debentures mature on December 31, 2005, bear interest at 10.5% per annum, and are payable semi-annually. The debentures are convertible at the holders' option into common shares at any time prior to maturity on the basis of one common share per $0.50 principal amount of debenture. The debentures are subordinated to certain senior indebtedness of the Company. As at September 30, 2005, the Company is in default of an outstanding balance of $151,027 (December 31, 2004 - $107,713) in accrued interest on these debentures. As a result of the default, the debenture is classified as current liability on the balance sheet.

      (iii) On December 19, 2000, the Company obtained the approval of the holders of the 7.5% debentures issued December, 1995 to: (i) extend the maturity date to December 31, 2002; (ii) reduce the conversion rate to $0.50 per common share; (iii) increase the rate of interest applicable to 10.5% per annum; (iv) issue to the holders of the debentures one warrant for each $1.00 principal amount held by such holder; and (v) to secure the 7.5% debentures by way of a floating charge over all of the Company's assets, such floating charge to be subordinated to all existing and future "Senior Indebtedness" and "Permitted Encumbrances" and to rank pari passu with identical security to be granted to holders of up to $1,000,000 principal amount of convertible debentures issued by the Company on December 21, 2000. The Company is in default on the repayment of the debentures. As at September 30, 2005, there remains an outstanding balance of $227,389 (December 31, 2004 - $161,569) in accrued interest on these debentures. As a result of the default, the debenture is classified as current liability on the balance sheet.

            Management is in constant communication with the debenture holders and expects that the Company will be able to settle the debentures in the normal course of operations.

      (iv) As part of the settlement of the long-term debt, the Company has granted the same conversion privileges to $240,000 portion of the interest accrued on the debentures described in notes 6(ii) and 6(iii) as on the related debentures. As at September 30, 2005 there is an outstanding amount of $31,500 (December 31, 2004 - $12,600) in accrued interest. As a result of the default, the debenture is classified as current liability on the balance sheet.

7.    INTEREST EXPENSE

                                                           Three months ended            Nine months ended
                                                              September 30,                 September 30,
                                                          2005           2004          2005            2004
                                                          ----           ----          ----            ----
Interest on convertible debentures                     $ 44,552       $ 44,552      $ 168,245       $ 159,800
Other                                                     4,658          4,849         18,423          65,409
                                                       --------       --------      ---------       ---------
                                                         49,210         49,401        186,668         225,209
Interest income                                          (8,615)            --        (34,362)             --
Adjustment to prior period estimates                         --             --             --        (126,693)
                                                       --------       --------      ---------       ---------
                                                         40,595         49,401        152,306          98,516
Less: amounts capitalized to projects in progress       (22,097)            --        (99,738)       (164,076)
                                                       --------       --------      ---------       ---------
                                                         18,498         49,401         52,568         (65,560)
                                                       --------       --------      ---------       ---------

                                                                          PAGE X

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

8.    COMMITMENTS

      (a) The Company has a rental lease commitment for its premises. The agreement expires May 31, 2009. Minimum annual rent commitments excluding occupancy costs are as follows:

                         2005                  $ 6,500
                         2006                   27,000
                         2007                   28,000
                         2008                   29,000
                         2009                   13,000

      (b)   The  Company  has  employment   agreements  with  various  principal
            officers and employees. The agreements provide for minimum salary levels.

      (c) The Company has entered into contractual agreements for creative talent related to future film production.

      (d) The purchasers of the copyright interest are entitled to a distribution of the future revenue earned from the motion picture "Bailey's Billion$" up to the original amount of the purchase price of $2,477,500 at a rate ranging up to 42%. Subsequent to the priority distribution, all the amounts would be distributed pari passu in accordance with the percentage ownership acquired.

      (e) The distributors of the film are entitled to a priority distribution of the future revenue earned from the motion picture "Bailey's Billion$" up to the original amount of the purchase price in the amount of $2,908,971. Subsequent to the priority distribution, all the amounts would be distributed in accordance with the contractual agreements.

      (f) During the first quarter of 2005, the Company entered into a services agreement with the QCF 2005 Limited Partnership ("Partnership"). Under the terms of the agreement, the Partnership will incur certain expenses, until December 31, 2005, relating to the following services required in connection with the conduct of business of the Company.

            o     Labour, employment and all other "direct" services;

            o Marketing services, including production and placement of all required advertising;

            o The incurring of other operating expenses, excluding payments for the purchase of real property,

            o     Administrative services;

            o Certain development services required in connection with new projects of the business

            In return, the Partnership would be entitled to a royalty equal to a percentage of gross revenue of the Company for the calendar years from 2005 to 2015, payable 60 days after the completion of each calendar year in connection with the expenses incurred during such year.

            The accounts of this variable interest entity have been included in the consolidated financial statements of the Company.

                                                                         PAGE XI

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

9.    CAPITAL STOCK

      (a)   Authorized

            An unlimited number of common shares and Class "A" preferred shares; 494,550 of Series 1 Class A preferred shares.

      (b)   Issued - common shares

                                                                     Number           Amount
                                                                     ------           ------
            Balance, December 31, 2004                             32,251,008      $11,208,887

            Common shares issued for services rendered                 80,000           18,400

            Common shares issued on conversion of warrants          2,547,500          433,450

            Common shares issued for settlement of payables           350,000           78,748

            Common shares issued on exercise of stock options         125,000           16,250
                                                                   ----------      -----------
            Balance, September 30, 2005                            35,353,508      $11,755,735
                                                                   ==========      ===========

      (c)   Issued - Series 1 Class A preferred shares

                                                                      Number           Amount
                                                                      ------           ------
            Balance, December 31, 2004 and September 30, 2005         494,550         $494,550
                                                                      -------         --------

            The Series 1 Class A preferred shares are non-voting, non-participating, $1 redeemable and retractable. The shares pay dividends at the rate of 9.1% per annum payable in annual instalments on the 15th day of December in each year and shall accrue and be cumulative from the date of issue. As at September 30, 2005 dividends in arrears amounted to $33,753.

      (d)   Stock Option Plan

            Under the terms of a stock option plan approved by the shareholders, the Company is authorized to grant directors, officers, employees and others, options to purchase common shares at prices based on the market price of shares as determined on the date of grant.

                                                                        PAGE XII

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

9.    CAPITAL STOCK (Continued)

                  The outstanding and exercisable stock options are as follows:

                                                            Weighted    Average
                                               Number       Allocated   Exercise
            Outstanding and Exercisable      of Options       Value      Price
            --------------------------------------------------------------------
            Balance, December 31, 2004        3,440,000     $ 99,850     $0.11
            Exercised                          (125,000)      (3,750)     0.10
            Expired                            (135,000)          --      0.15
                                              ---------     --------
            Balance, September 30, 2005       3,180,000     $ 96,100     $0.11
                                              =========     ========

                          Options Outstanding  Weighted Average   Exercise
                            and Exercisable      Remaining Life    Price
                          ------------------------------------------------
                                 100,000               1.00        $0.30
                               3,080,000               3.92         0.10
                               ---------
                               3,180,000               3.83
                               =========

      (e)   Warrants

            Common shares have been reserved for warrants on the following basis:

                                                                        Average
                                              Number      Allocated    Exercise
            Outstanding and Exercisable    of Warrants      Value        Price
            ------------------------------------------------------------------

            Balance, December 31, 2004      5,459,950      $113,900     $0.37

              Converted to common shares   (2,547,500)      (50,950)     0.15
              Expired                         (32,500)           --      0.15
                                           ----------      --------
            Balance, September 30, 2005     2,879,950      $ 62,950     $0.36
                                           ==========      ========

                                                                       PAGE XIII

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

9.       CAPITAL STOCK (Continued)

                                                            Number           Exercise
            Expiry Date               Grant Date          of Warrants          Price
            -------------------------------------------------------------------------
            December 31, 2005       December 31, 2000        550,000              $0.50
            September 26, 2006      June 30, 2004            499,950        0.15 - 0.20
            February 26, 2007       June 30, 2004          1,830,000               0.50
                                                           ---------
                                                           2,879,950
                                                           =========

10.   EARNINGS (LOSS) PER COMMON SHARE (EPS)

      The following table sets forth the computation of basic and fully diluted EPS.

                                                            Three Months Ended                     Nine Months Ended
                                                               September 30,                         September 30,
                                                  --------------------------------------------------------------------
                                                        2005                2004              2005               2004
      Numerator:
      ----------
      Net income (loss) for the period            $   (323,166)      $    681,497      $    620,172       $  3,737,477
      Less adjustment for cumulative
      dividends on preferred shares                    (11,251)                --           (33,753)                --
                                                  ------------       ------------      ------------       ------------
      Net income (loss) for basic and
      fully diluted EPS                           $   (334,417)      $    681,497      $    586,419       $  3,737,477
                                                  ====================================================================
      Denominator:
      ------------
      Weighted average shares for
      basic EPS                                     35,353,508         24,286,860        35,080,761         19,245,570
      Effect of dilutive securities:
        Stock options                                       --                 --         1,400,585                 --
        Warrants                                            --            366,667           477,996            123,565
                                                  ------------       ------------      ------------       ------------
      Adjusted weighted average
      shares and assumed conversions
      for dilutive securities (i)                   35,353,508         24,653,527        36,959,342         19,369,135
                                                  ====================================================================

      Basic EPS                                   $      (0.01)      $       0.03      $       0.02       $       0.19
      Fully Diluted EPS                           $      (0.01)      $       0.03      $       0.02       $       0.19


                                                                        PAGE XIV

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

10.   EARNINGS (LOSS) PER COMMON SHARE (EPS) (Continued)

            (i) Fully Diluted: For the three month period ended September 30, 2005, 2,879,950 (September 30, 2004 - 4,909,950) warrants and
            3,180,000  (September  30,  2004 -  1,927,000)  options to  purchase common shares were not included in the calculation of fully diluted EPS because the effect of these securities would have been anti-dilutive. Likewise, the debentures amounting to $1,519,290 (September 30, 2004 - $1,519,290) which are convertible into common shares were not included in the calculation as the effect of the conversion is anti-dilutive.

            For the nine month period ended September 30, 2005, 2,380,000 (September 30, 2004 - 4,909,950) warrants and 100,000 (September 30,
            2004 - 1,927,000) options to purchase common shares were not included in the calculation of fully diluted EPS because of their anti-dilutive effect. Likewise, debentures amounting to $1,519,290 (September 30, 2004 - $1,519,290) which are convertible into common shares were not included in the calculation as the effect of the conversion is anti-dilutive.

11.   CONTRIBUTED SURPLUS

      Balance, December 31, 2004                                   $ 1,051,886
      Less: Stock Options exercised (Note 9(d))                         (3,750)
      Less: Warrants converted into common shares (Note 9(e))          (50,950)
                                                                   -----------
                                                                   $   997,186
                                                                   ===========

                                                     September 30,  December 31,
                                                         2005          2004
                                                         ----          ----

      Settlement of debt instruments                 $  656,626     $  656,626
      Equity component of long-term debt (Note 6)       181,510        181,510
      Stock Options (Note 9 (d))                         96,100
                                                                        99,850
      Warrants (Note 9(e))                               62,950        113,900
                                                     ----------     ----------
                                                     $  997,186     $1,051,886
                                                     ==========     ==========

12.   RELATED PARTY TRANSACTIONS

      During the nine month period ended September 30, 2005 $285,211 (September 30, 2004 - $176,470) of fees were paid or accrued to corporations controlled by two of the directors for writing, directing and producing services. These transactions have been measured at exchange amount, which is the amount of consideration established and agreed to by the related parties and which management believes reflect prevailing market rates.

      Included   in  prepaid   and  sundry   assets  is  an  amount  of  $26,304
      (December 31,   2004  -  $Nil)  representing  advances  to  a  corporation controlled by two of the directors for management fees.

                                                                         PAGE XV

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

13.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                           Three months ended                      Nine months ended
                                                              September 30,                           September 30,
                                                        2005                2004                2005               2004
                                                        ----                ----                ----               ----
Change in non-cash components of
 working capital
Accounts receivable                                 $    86,884       $  (182,647)      $   585,781       $  (202,372)
Tax credits receivable                                       --           697,545           299,097          (802,455)
Inventory                                                15,911                --           (47,170)               --
Prepaid and sundry assets                               (45,232)           24,013           (97,516)          149,420
Accounts payable and accrued liabilities               (126,192)           74,562            80,580          (607,761)
Deferred revenue                                             --        (2,477,500)       (2,658,971)          681,469
                                                    -----------       -----------       -----------       -----------
                                                        (68,629)       (1,864,027)       (1,838,199)         (781,699)
                                                    -----------       -----------       -----------       -----------
Non-cash transactions
Shares issued on settlement of long-term debts      $        --       $   232,505       $        --       $   232,505
Accrued interest converted to
 long term debt principal                                    --           240,000                --           240,000
Settlement of accounts payable
 by share issuance                                           --           248,569            78,748           248,569
Settlement of loans from related parties by
 share issuance                                              --           471,708                --           471,708
Operating expenses settled by share issuance                 --           113,000            18,400           113,000


14.   SEGMENTED INFORMATION

      The Company conducts its operations in one business segment: production of and distribution of internally produced films and television programs.

      Revenue by geographic location, based on the location of customers, is as follows:

                                       Three months ended                         Nine months ended
                                          September 30,                               September 30,
                                    2005                 2004                   2005                  2004
                                    ----                 ----                   ----                  ----
      Canada                    $   66,000            $2,498,000            $  359,000            $2,260,500
      United States                115,000               190,000               240,000               628,500
      France                             0                     0                99,000               287,000
      United Kingdom                     0                     0             2,659,000                     0
      Other foreign                      0               426,500               194,000               426,500


                                                                        PAGE XVI

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005


15.   RECONCILIATION TO UNITED STATES GAAP

      The interim consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission.

      (a) Under Canadian GAAP, the conversion feature on the convertible debentures (Note 6), is valued at $181,510 and has been classified as contributed surplus. Under U.S. GAAP, the conversion feature is not accounted separately and thus would not flow through contributed surplus. This transaction occurred in 2000.

      (b) Under Canadian GAAP, the exchange of convertible debentures for new convertible debentures and subsequent gain on settlement of the new convertible debentures were valued at $284,803 and has been classified as contributed surplus. Under U.S. GAAP, the conversion and subsequent settlement is not accounted for through contributed surplus and would be recorded through the statement of operations thus reducing the deficit. This transaction occurred in 2000.

      (c) Under Canadian GAAP, the Company's preferred shares have been included in shareholders' equity as the Company considers the likelihood of redemption by the holders to be remote. Under U.S. GAAP, the preferred shares would be classified as a liability. In addition, cumulative dividends are part of the liability for the shares.

            September 30, 2005             CDN GAAP        U.S. GAAP
            ------------------             --------        ---------
            Convertible debentures         1,519,290       1,700,800
            Contributed surplus              997,186         530,873
            Deficit                        7,176,862       6,925,812
            Other liabilities                      0         528,303
            Capital stock                 12,250,285      11,755,735

            December 31, 2004
            -----------------
            Convertible debentures         1,519,290       1,700,800
            Contributed surplus            1,051,886         585,573
            Deficit                        7,797,034       7,512,354
            Other liabilities                      0         494,673
            Capital stock                 11,703,437      11,208,887

                                                                       PAGE XVII

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                               SEPTEMBER 30, 2005

16.   COMPARATIVE FIGURES

      Certain of the comparative figures have been reclassified to conform to the current year's presentation.

17.   CONTINGENCY

      In the normal course of operations the Company is involved in negotiations, grievances and arbitrations with guilds and unions related to the film production industry. Management estimates that the grievances will not result in any future material financial obligation. No amount has been recorded in the interim consolidated financial statements with regard to this matter.

                        DEVINE ENTERTAINMENT CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2004

                        (Expressed in Canadian Dollars)

                        DEVINE ENTERTAINMENT CORPORATION

                                DECEMBER 31, 2004

                                    CONTENTS

                                                                      PAGE

AUDITORS' REPORT                                                      I

CONSOLIDATED FINANCIAL STATEMENTS

      Balance Sheet                                                   II

      Statement of Shareholders' Equity

      Statement of Operations                                         IV

      Statement of Cash Flows                                         V

      Notes to Financial Statements                                   VI-XXVIII

================================================================================
               Kraft, Berger, Grill, Schwartz, Cohen & March LLP
==================== C H A R T E R E D  A C C O U N T A N T S ==================

                                                                          PAGE I

                                AUDITORS' REPORT

To The Shareholders Of
DEVINE ENTERTAINMENT CORPORATION

We have audited the consolidated balance sheets of Devine Entertainment Corporation as at December 31, 2004 and 2003 and the consolidated statements of shareholders' equity, operations, deficit and cash flows for each of the years in the two year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2004 in conformity with accounting principles generally accepted in Canada.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to consolidated financial statements. Our report to the shareholders' dated April 4, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

              /s/ KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
April 4, 2005

                                                                         PAGE II

                        DEVINE ENTERTAINMENT CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2004

                        (Expressed in Canadian Dollars)

                                     ASSETS
                                                      2004              2003
                                                  ------------     ------------
Current

Cash                                              $    104,727     $    742,431
Accounts receivable                                    841,888          199,871
Inventory                                               26,013               --
Tax credits receivable (Note 3)                        299,097               --
Prepaid and sundry assets                               42,066          167,695
                                                  ------------     ------------
                                                     1,313,791        1,109,997

Advances receivable (Note 4)                           494,550               --
Investment in film, television programs
  and recordings (Note 6)                            9,221,170       11,982,528
Deferred financing charges                              36,123           68,083
Property and equipment (Note 7)                         31,727           22,082
                                                  ------------     ------------
                                                  $ 11,097,361     $ 13,182,690
                                                  ============     ============

                                  LIABILITIES
Current

Bank film production loan (Note 8)                $    919,664     $  2,154,385
Bank loans (Note 8)                                         --          428,480
Accounts payable and accrued liabilities             1,041,147        2,928,680
Current portion of long term debt (Note 9)           1,519,290        5,208,746
Deferred revenue                                     2,658,971        4,698,721
                                                  ------------     ------------
                                                     6,139,072       15,419,012
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY

Capital stock (Note 15)                             11,703,437        9,393,316
Contributed surplus (Note 17)                        1,051,886          466,313
Deficit                                             (7,797,034)     (12,095,951)
                                                  ------------     ------------
                                                     4,958,289       (2,236,322)
                                                  ------------     ------------

                                                  $ 11,097,361     $ 13,182,690
                                                  ============     ============

See accompanying notes to consolidated financial statements.
APPROVED ON BEHALF OF THE BOARD:

            [signed]          Director                 [signed]         Director
------------------------------               ---------------------------
          David Devine                              Richard Mozer

                                                                        PAGE III

                        DEVINE ENTERTAINMENT CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                        FOR THE YEARS ENDED DECEMBER 31,

                        (Expressed in Canadian Dollars)

                                                                            Stock                        Contributed
                                     Common Shares           Warrants      Options     Preferred Shares    Surplus        Deficit
                                ------------------------    ----------    ---------   -----------------  ------------   -----------
                                     #            $             #             #          #         $          $             $
                                                                                                          (Note 17)
BALANCE,
January 1, 2003                 14,261,838     9,393,316       550,000           --        --        --      466,313    (11,244,805)

NET LOSS                                --            --            --           --        --        --           --       (851,146)
                                ----------   -----------    ----------    ---------   -------   -------   ----------    -----------

BALANCE,
December 31, 2003               14,261,838     9,393,316       550,000           --        --        --      466,313    (12,095,951)
                                ==========   ===========    ==========    =========   =======   =======   ==========    ===========

ISSUED
- on settlement of
  bank loans                       100,000        10,000            --           --        --        --           --             --
- on settlement of
  long-term debt                 2,042,054       204,205     1,830,000           --        --        --       18,300             --
- pursuant to
  private placement              1,100,000       121,000       866,616           --        --        --       99,000             --
- pursuant to
  private placement              5,160,000       464,400     2,580,000           --        --        --       51,600             --
- for cash consideration           100,000        10,000            --           --        --        --           --             --
- on settlement of
  advances from
  related parties                4,717,082       471,708            --           --        --        --           --             --
- on settlements of
  accounts payable and
  accruals                       4,022,918       461,569            --           --        --        --      371,823             --
Less: share issuance
costs                                   --       (28,111)           --           --        --        --           --             --
- on conversion of
  warrants                         366,666        55,000      (366,666)          --        --        --      (55,000)            --
- issued to Devine
  Limited Partnership              380,450       351,800            --           --   494,550   494,550           --             --
- tax benefits utilized
  by limited
  partnership                           --      (306,000)           --           --        --        --           --             --
- on issuance of stock
  options                               --            --            --    3,435,000        --        --       99,850             --

NET INCOME                              --            --            --           --        --        --           --      4,298,917
                                ----------   -----------    ----------    ---------   -------   -------   ----------    -----------

BALANCE,
December 31, 2004               32,251,008    11,208,887     5,459,950    3,435,000   494,550   494,550    1,051,886     (7,797,034)
                                ==========   ===========    ==========    =========   =======   =======   ==========    ===========

See accompanying notes to consolidated financial statements.

                                                                         PAGE IV

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31,

                        (Expressed in Canadian Dollars)

                                                         2004           2003
                                                     -----------    -----------
REVENUE                                              $ 3,809,235    $   721,241

EXPENSES
  Operating                                              701,996        525,978
  Amortization - film, television
                 programs and recordings               2,076,357        470,497
               - equipment                                 7,955          6,806
  Stock-based compensation                                99,850             --
  Interest (recovered) (Note 10)                         (30,371)       219,494
  Write-down of investment in film, television
    programs and recordings (Note 6)                   1,000,000        328,145
  Gain on settlement of debt (Note 11)                (4,039,825)            --
                                                     -----------    -----------
                                                        (184,038)     1,550,920
                                                     -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                      3,993,273       (829,679)

INCOME TAXES (RECOVERED) (Note 12)                      (305,644)        21,467
                                                     -----------    -----------

NET INCOME (LOSS) FOR THE YEAR                       $ 4,298,917    $  (851,146)
                                                     ===========    ===========

EARNINGS (LOSS) PER COMMON SHARE (Note 16)

BASIC                                                $      0.22    $     (0.06)
                                                     ===========    ===========

FULLY DILUTED                                        $      0.22    $     (0.06)
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

                                                                          PAGE V

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,

                        (Expressed in Canadian Dollars)

                                                         2004           2003
                                                     -----------    -----------
OPERATING ACTIVITIES
    Net income (loss) for the year                   $ 4,298,917    $  (851,146)
    Gain on settlement of debt                        (4,039,825)            --
    Stock-based compensation                              99,850             --
    Amortization - film, television programs
                   and recordings                      2,076,357        470,497
                  - property and equipment                 7,955          6,806
                  - financing charges                     31,960         31,960
    Write-down of investment in film, television
      programs and recordings                          1,000,000        328,145
    Investment in film, television programs
      and recordings                                    (314,998)    (3,896,551)
    Change in non-cash components of working
      capital                                         (3,045,288)     2,461,700
                                                     -----------    -----------

                                                         114,928     (1,448,589)
                                                     -----------    -----------

FINANCING ACTIVITIES
  Increase (decrease) in bank loans                   (1,359,721)     2,150,185
  Increase (decrease) in long term debt                 (445,000)         5,866
  Issuance of shares and warrants                        746,000             --
  Payment of share issuance costs                        (28,111)            --
  Funds received from Limited Partnership                846,350             --
                                                     -----------    -----------

                                                        (240,482)     2,156,051
                                                     -----------    -----------

INVESTING ACTIVITY
  Purchase of property and equipment                     (17,600)            --
  Increase in advances receivable                       (494,550)            --
                                                     -----------    -----------

                                                        (512,150)            --
                                                     -----------    -----------

CHANGE IN CASH                                          (637,704)       707,462

CASH, BEGINNING OF YEAR                                  742,431         34,969
                                                     -----------    -----------

CASH, END OF YEAR                                    $   104,727    $   742,431
                                                     ===========    ===========

SUPPLEMENTAL DISCLOSURE

Interest paid                                             40,844         52,218

Income taxes paid                                            356         21,467

See accompanying notes to consolidated financial statements.

                                                                         PAGE VI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

                        (Expressed in Canadian Dollars)

1.    NATURE OF BUSINESS

      Devine   Entertainment   Corporation  ("the  Company")  is  an  integrated
      developer and producer of children's and family programs for worldwide television and film broadcast and home video markets.

      Television and film production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such television and film programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public.

      The success of the Company's television and film programming also may be impacted by, among other factors, prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some of all of the Company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

      These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which presumes the realization of assets and settlement of liabilities in the normal course of operations in the foreseeable future.

      The Company has a significant working capital deficiency and its continued existence is dependent upon its ability to restore and maintain profitable operations and to successfully convert convertible debentures.

      If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities and the reported net income.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada that conforms, in all material respects, with U.S. GAAP, except as described in the Note 21 to the financial statements.

      (a)   Basis of Consolidation

            The consolidated financial statements include the accounts of Devine Entertainment Corporation and all of its wholly owned subsidiaries and the Devine Entertainment Limited Partnership, a variable interest entity (Note 5).

      (b)   Inventory

            Inventory is recorded at the lower of cost and net realizable value.

                                                                        PAGE VII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (c)   Revenue Recognition

            Revenue is derived from broadcast licensing agreements, royalties, distribution fees, the sale of distribution rights, sale of copyright interests and the sale of home videos. All revenue is recognized upon meeting all recognition requirements of SOP 00-2. Revenue from broadcast licensing agreements, together with related costs, and revenue from the sale of copyright interests are recognized once the licensing periods have commenced, the programs are delivered and collection is reasonably assured. Revenue from royalties and distribution fees is recognized when received. Revenue from the sale of distribution rights is recognized when the film or television programs are substantially complete, the investors have irrevocably committed to acquire distribution rights and there is reasonable assurance of collectibility of proceeds. Revenue from the sale of home videos and DVDs are recognized at the time of shipment. Amounts received and not recognized as revenue are recorded as deferred revenue.

      (d)   Investment in Film, Television Programs and Recordings

            Investment in film, television programs and recordings represent projects in progress and the unamortized costs of film, television programs and recordings, net of anticipated federal and provincial film production tax credits, which have been produced by the Company or for which the Company has acquired a copyright interest or the rights to future revenue. Such costs include development and production expenditures, capitalized overhead and financing costs and other costs, which are expected to benefit future periods. Under SOP 00-2 exploitation costs, including advertising and marketing costs, are being expensed as incurred. The Company also has an interest in programs, which have been fully amortized in prior years and have no carrying value in these financial statements.

            Projects in progress include the costs of acquiring film rights to original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film, television programs, and recordings. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in progress are written off at the earlier of the date determined not to be recoverable or when projects in progress are abandoned, and three years from the date of the initial investment.

            Amortization is determined based on the ratio that current gross film revenues bear to management's estimate of total remaining ultimate gross film revenue as of the beginning of the current fiscal year on a program by program basis (the "individual film forecast method"). Revenue and film costs are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, a reduction in the carrying value of the investment is recognized to the extent that capitalized film costs exceed estimated fair value. Such adjustments could have a material effect on the results of operations in future periods. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of costs of the production.

            Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. Fair market value is based on the discounted projected net cash flows. The determination of the projected net cash flows and discount rates are subjective in nature and involve uncertainties and matters of significant judgement by management.

                                                                       PAGE VIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (e)   Property and Equipment

            Property and equipment are recorded at cost less accumulated amortization. Amortization is being provided for on the declining balance basis at the following annual rates.

                        Computer and editing equipment      -30%
                        Furniture and fixtures              -20%

      (f)   Foreign Currency Translation

            Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated at year-end exchange rates. Revenue, expenses and film production costs are translated at the rates prevailing at the times of the transactions. The gains or losses resulting from these translations are reflected in the statements of operations.

      (g)   Government and Other Assistance

            The Company has access to various government programs that are designed to assist film, television programs and recordings production and distribution in Canada. Effective January 1, 2004, amounts receivable in respect of production assistance are recorded as a reduction of investment in film and television programs.
            Government assistance towards current expenses is included in earnings. Investment tax credits are recorded as a reduction to investment in film, television programs and recordings, when the ultimate collection of the credits are assured.

      (h)   Stock-Based Compensation

            The Company accounts for all stock-based payments using the fair value based method. The Company grants stock options for a fixed number of shares to employees and consultants with an exercise price equal to the fair value of the shares at the date of grant. The Company recognizes compensation expense for the stock-based compensation plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

            If stock or stock options are repurchased from employees or consultants, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

      (i)   Future Income Taxes

            The Company provides for income taxes using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates, which are expected to be in effect when the underlying items of income and expenses are expected to be realized.

                                                                         PAGE IX

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (j)   Earnings Per Share

            Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings per share. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares.

      (l)   Estimates

            The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes available in the future.

            These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

      (m)   Cash and cash equivalents

            Cash and cash equivalents consist of cash in the bank and term deposits with a term less than 90 days.

      (n)   Deferred revenue

            Sales of rights and licences related to projects in progress are recorded as deferred revenue until revenue recognition parameters have been met.

      (o)   Deferred financing charges

            Deferred financing fees are being amortized using the straight-line method over a five year period.

      (p)   Recent Accounting Pronouncements

            i) In 2003, the CICA issued new Handbook section 1100, "Generally Accepted Accounting Principles". The section clarifies that an enterprise is required to account for transactions in accordance with the specific recommendations in the Handbook, basic financial statement concepts and, of appropriate, other relevant authoritative literature. Consequently, the Company may no longer use historical industry practice as a source of authority, and accordingly, the recognition of government financing and assistance will prospectively change from revenue to a reduction of the related production costs. The Company has adopted this policy as of January 1, 2004. The adoption of these standards had no material impact on the Company's results of operations or financial position.

                                                                          PAGE X

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (p)   Recent Accounting Pronouncements (Continued)

            ii) In December 2003, the Emerging Issues Committee of the CICA released EIC - 141, "Revenue Recognition" and EIC-142 "Revenue Arrangements with Multiple Deliverable". EIC-141 provides interpretive guidance on the application of CICA Handbook
                  Section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. The adoption of these standards had no material impact on the Company's results of operations or financial position.

            iii) In June 2003, the CICA released AcG-15, "Consolidation of Variable Interest Entities", to be applied by companies for the periods beginning on or after November 1, 2004. The standard establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. An entity that qualifies as a VIE must be consolidated by its primary beneficiary. In January 2003, the FASB issued Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities", which is effective for financial statements of public companies that have special purpose entities for periods ending after December 15, 2003 and for public companies without special purpose entities for periods ending after March 15, 2004. Accordingly, the Company has included the results of operations of the Devine Limited Partnership (Note 5) in its consolidated operations.

            iv) In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments - Recognition and Measurement". The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

            v) In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to
                  Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

            vi) In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income". The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

                                                                         PAGE XI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

3.    TAX CREDITS RECEIVABLE

      Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. Amounts recorded represent management's best estimate of the amounts recoverable; however all amounts are subject to final determination by the relevant tax authorities. As at December 31, 2004 the Company has received a partial refund of $1,555,033 from the federal and provincial government. The provincial government has not fully completed their review of the tax credit.

4.    ADVANCES RECEIVABLE

      Advances to unrelated company bear interest at 6.5% per annum and are due December 16, 2014 (Note 5).

5.    ADVANCES FROM LIMITED PARTNERSHIP

      During the year the Company entered into a services agreement with Devine Entertainment Limited Partnership ("Partnership"). Under the terms of the agreement, the Partnership will incur certain expenses, until December 31, 2004, relating to the following services required in connection with the conduct of business of the Company:

            o     Labour, employment and all other "direct" services;

            o Marketing services, including production and placement of all required advertising;

            o The incurring of other operating expenses, excluding payments for the purchase of real property,

            o     Administrative services

            o Certain development services required in connection with new projects of the business

      In return, the Partnership is entitled to royalty payments equal to 0.8% of gross revenue of the Company for calendar years from 2004 to 2014, payable 60 days after the completion of each calendar year in connection with the expenses incurred during such year.

      Under the terms of the services agreement, the 2004 Partnership advanced $846,350 to the Company for the 2004 services, which was originally accounted for as royalty interest payable. Included in the $846,350 was $494,550 which was initially loaned from the Company to an unrelated company (Note 4), which subsequently loaned these funds to the limited partners.

      The 2004 Partnership was also granted the right and option to exchange its rights (including the 2004 royalties) under the services agreement, at anytime until December 31, 2004, for 380,450 common shares and 494,550 preferred shares of the Company.

      On December 22, 2004 the Partnership exercised its right under the services agreement and the royalty interest payable was reclassified to capital stock.

      Included in the cash,  as a  reduction,  is bank  indebtedness  of $94,665
      (2003 - $0) and in accounts payable and accrued liabilities is $108,151 (2003 - $0) of the Limited Partnership.

                                                                        PAGE XII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

6.    INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

                                                                      2004                        2003
                                                                      ----                        ----
                                                                   Accumulated
                                                        Cost       Amortization      Net           Net
                                                     -----------   ------------  -----------   -----------
      Completed television programs and recordings   $22,604,759   $19,508,360   $ 3,096,399   $ 4,490,225
      Completed Motion picture - Bailey's Billions     6,965,367     1,744,151     5,221,216            --
      Projects in progress                               903,555            --       903,555     7,492,303
                                                     -----------   -----------   -----------   -----------
                                                     $30,473,681   $21,252,511   $ 9,221,170   $11,982,528
                                                     ===========   ===========   ===========   ===========

      Annually, management reviews the estimate of total remaining ultimate revenue and the fair value of the capitalized film costs. As a result of the review, the Company reduced the carrying value of its completed film, television programs and recordings by $1,000,000 (2003 - $328,145).

      The Company expects to amortize approximately $1,100,000 for completed television programs and recordings costs and $700,000 for completed motion picture costs during the next fiscal year.

      The Company expects 98% of completed television programs and recordings and 51% of completed motion picture costs will be amortized by December 31, 2007.

      As at December 2011 over 80% of the completed motion picture costs will be amortized.

      The remaining period of amortization for the completed projects ranges from two to nine years at December 31, 2004.

7.    PROPERTY AND EQUIPMENT

                                                                     2004                      2003
                                                                     ----                      ----
                                                                 Accumulated
                                                        Cost     Amortization      Net          Net
                                                     ----------  ------------  ----------   ----------
     Computer and editing equipment                  $  177,922   $  153,638   $   24,284   $   12,853
     Furniture and fixtures                              58,193       50,750        7,443        9,229
                                                     ----------   ----------   ----------   ----------
                                                     $  236,115   $  204,388   $   31,727   $   22,082
                                                     ==========   ==========   ==========   ==========

                                                                       PAGE XIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

8.    BANK LOANS

                                                            2004         2003
                                                            ----         ----

      Term loan bearing interest at 3% per annum above
      the Business Development Bank of Canada floating
      lease rate, repayable in monthly payments of
      $10,400 plus interest, secured by a general
      security agreement and joint and several
      guarantees of two key officers of the Company for
      15% of outstanding balance of the loan. The
      Company has committed to pay an additional .1252%
      of the consolidated revenues of the Company for
      each year the loan is outstanding which will be
      included as interest costs                          $     --     270,400

      Term loan bearing interest at 1% per annum above
      the Business Development Bank of Canada floating
      lease rate, repayable in monthly payments of
      $4,160, secured by a general security agreement
      and joint and several guarantees of two key
      officers of the Company for 15% of outstanding
      balance of loan                                           --     158,080
                                                          --------   ---------
                                                                --     428,480
                                                          ========   =========

      The two term loans owing to the Business Development Bank of Canada in amount of $428,480 together with the accrued interest of $49,087 were settled on April 5, 2004 for the following consideration: cash payment of $125,000 and 100,000 common shares with a fair market value of $10,000, resulting in a gain on settlement of debt of $342,567

      BANK FILM PRODUCTION LOAN

      Term loan bearing interest at a fluctuating per
      annum rate equal to 1.25% plus the Base Rate of
      the Comerica Bank, repayable on November 30,
      2004, secured by a general security agreement
      against all the assets of one of the 100% owned
      subsidiaries of Devine Entertainment Corporation
      On December 10 2004 the loan was extended to
      April 4, 2005. This loan was used for the
      financing of the motion picture "Bailey's
      Billions". As of April 4, 2005, the bank loan is
      in default as US$50,000 (unaudited) has not been
      paid, however the management is in constant
      communication with the bank and expects that the
      Company will be able to repay the loan in the
      normal course of operations                          919,664   2,154,385
                                                          ========   =========

      Interest on the above term loans totalled $63,313 (2003 - $61,104).

                                                                        PAGE XIV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

9.    LONG TERM DEBT

                                                     2004              2003
                                                  -----------       -----------

      Convertible debentures (a)                  $ 1,519,290       $ 1,279,290
      Long term loan I  (b)                                --         2,773,551
      Long term loan II (c)                                --         1,155,905
                                                  -----------       -----------

                                                  $ 1,519,290       $ 5,208,746
                                                  ===========       ===========

      (a)  Convertible Debentures
                                                     2004              2003
                                                  -----------       -----------

           Principal
            Issued
            - February 1996 (i)                   $    75,000       $    75,000
            - December 2000 (ii)                      550,000           550,000
            - December 2000 (iii)                     835,800           835,800
            - Capitalized interest (iv)               240,000                --
                                                  -----------       -----------

                                                    1,700,800         1,460,800
           Less - equity component                   (181,510)         (181,510)
                                                  -----------       -----------

                                                  $ 1,519,290       $ 1,279,290
                                                  ===========       ===========

      (i) The Company issued a 7.5% $100,000 redeemable convertible subordinated debenture in February 1996. This debenture was to mature on December 31, 2000. The debenture was convertible at the holder's option into common shares at any time prior to maturity at a conversion rate of $1.50 per share.

            Management renegotiated repayment terms of this debenture at an increased interest rate of 10%. The principal was re-payable in four quarterly payments during 2001 of $25,000 plus interest. The first installment was made in April 2001. The Company is still in default on the second, third and fourth installments. As at December 31, 2004, there remains an outstanding balance of $75,000 plus $30,000 in accrued interest on this debenture. As a result of the default, the debenture is classified as current liability on the balance sheet.

      (ii) The Company issued 550,000 units of debentures and warrants in December 2000 for $550,000 less costs of $85,000 for net proceeds to the Company of $465,000. Each unit consists of a $1.00 debenture and 1 immediately separable warrant. The redeemable convertible subordinated debentures mature on December 31, 2005, bear interest at 10.5% per annum, and are payable semi-annually. The debentures are convertible at the holders' option into common shares at any time prior to maturity on the basis of one common share per $0.50 principal amount of debenture. The debentures are subordinated to certain senior indebtedness of the Company. As at December 31, 2004 the Company is in default of an outstanding balance of $107,713 in accrued interest on these debentures. As a result of the default, the debenture is classified as current liability on the balance sheet.

                                                                         PAGE XV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

9.    LONG TERM DEBT (Continued)

      (iii) On December 19, 2000, the Company obtained the approval of the holders of the 7.5% debentures issued December, 1995 to: (i) extend the maturity date to December 31, 2002; (ii) reduce the conversion rate to $0.50 per common share; (iii) increase the rate of interest applicable to 10.5% per annum; (iv) issue to the holders of the debentures one warrant for each $1.00 principal amount held by such holder; and (v) to secure the 7.5% debentures by way of a floating charge over all of the Company's assets, such floating charge to be subordinated to all existing and future "Senior Indebtedness" and "Permitted Encumbrances" and to rank pari passu with identical security to be granted to holders of up to $1,000,000 principal amount of convertible debentures issued by the Company on December 21, 2000. The Company is in default on the repayment of the debentures. As at December 31, 2004, there remains an outstanding balance of $161,569 in accrued interest on these debentures. As a result of the default, the debenture is classified as current liability on the balance sheet.

            The   management   is   in   constant    communication    with   the
            debentureholders and expects that the Company will be able to settle the debentures in the normal course of operations.

      (iv) As part of the settlement of the long-term debt (Note 9(a)), the Company has granted the same conversion privileges to $240,000 portion of the interest accrued on the debentures described in notes 9(a)(ii) and 9(a)(iii) as on the related debentures. As at December 31, 2004 there is an outstanding amount of $12,600 in accrued interest. As a result of the default, the debenture is classified as current liability on the balance sheet.

      (b)   Long term loan I

            On February 26, 2002, an agreement was made between the Royal Bank and third party investors. The investors acquired the Royal bank loan of $2,773,551. The terms of the loan remain the same; demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to "The Inventors' Specials" television programs

            On June 29, 2004, the Company settled the above loan, together with the accrued interest in the amount of $351,119 for the following consideration: i) cash payments totalling $220,000; ii) 2,042,055 common shares, valued at $204,206 and iii) 1,830,000 warrants valued at $18,300. Each warrant is exercisable for one common share at a price of $0.50 per share at any time until February 26, 2007. In addition, $915,000 portion of the convertible debentures, as described in Notes 9(a)(ii), (iii) and (iv) has been evidenced by a promissory note, bearing interest at a rate of 10.5% per annum, payable semi-annually, maturing on February 26, 2006 or February 26, 2007, at the holder's option. The above promissory note shall evidence the balance of the RBC Debt and, as such, the RBC Security shall continue to secure the obligations pursuant to the promissory note. In addition to the above settlement, the investors received approximately $591,000 directly from the third party insurance company. The above transaction resulted in a gain on settlement of debt of $2,682,164.

                                                                        PAGE XVI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

9.    LONG TERM DEBT (Continued)

      (c)   Long term loan II

            In March 2003, a third party insurance company paid out the Nationale de Paris (Canada) loan as per the original loan agreement. According to the agreement, Banque Nationale de Paris (Canada) security is subrogated to the insurer. The terms of the loan remain the same; this loan is partially re-payable by assignment of government film tax credits in the approximate amount of $1,450,000 and is secured by a "first ranking" general security agreement on all present and future assets of Devine Productions Artists Ltd.

            On May 26, 2004, the Company settled the above loan together with the accrued interest in the amount of $84,189 by making a cash payment of $225,000 to the insurance company. The above settlement resulted in a gain on settlement of debt of $1,015,094.

10.   INTEREST EXPENSE

                                                           2004         2003
                                                        ---------    ---------

      Interest on long-term debt                        $ 215,547    $ 337,199
      Interest on bank loans                               63,313       61,104
                                                        ---------    ---------

                                                          278,860      406,859
      Interest income                                     (20,562)          (8)
                                                        ---------    ---------

                                                          258,298      406,851

      Interest capitalized to film and
        television programs                              (124,593)    (187,357)
      Adjustments to prior period estimates (a)          (164,076)          --
                                                        ---------    ---------

                                                        $ (30,371)   $ 219,494
                                                        =========    =========

      (a) During the year the settlement of debt (note 9(b)) resulted in a recovery of current year interest expense due to prior period estimated over accruals of interest.

11.   GAIN ON SETTLEMENT OF DEBT

      During the year the Company settled the following debts which resulted in an overall gain of $4,039,825:

      April 5, 2004 - Bank loan (Note 8)                        $  342,567
      June 29, 2004 - Long term loan I (Note 9 (b))              2,682,164
      May 26, 2004 - Long term loan II (Note 9 (c))              1,015,094
                                                                ----------
                                                                $4,039,825
                                                                ==========

                                                                       PAGE XVII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

12.   INCOME TAXES

                                                  2004              2003
                                               ---------          --------

      Current                                  $     356          $ 21,467
      Future recovery                           (306,000)          324,000
                                               ---------          --------
                                               $(305,644)         $ 21,467
                                               =========          ========

      (a) The following table sets forth reconciliation between prescribed tax rates and the effective tax rate for the Company's total income expense in each of the years presented in the consolidated financial statements.

                                                          2004          2003
                                                      -----------   -----------

            Income tax (recovery) based on combined
            Statutory income tax rates                $ 1,442,000   $  (304,000)

            Non-recognition of tax benefit
              from losses                                      --       304,000
            Non-deductible items                           17,356        21,467
            Recognition of benefits of loss
              carryforwards                            (1,459,000)           --
            Recognition of tax benefits as a result
              of utilization of tax loss carryforward    (306,000)           --
                                                      -----------   -----------

                                                      $  (305,644)  $    21,467
                                                      ===========   ===========

      (b)   Future tax assets

                                                          2004          2003
                                                      -----------   -----------

            Net operating loss carryforward           $ 3,300,000   $ 4,881,000
            Investment in film, television
              programs and recordings                     120,000      1,132,00
                                                      -----------   -----------

                                                        3,420,000     6,013,000

            Valuation allowance                        (3,420,000)   (6,013,000)
                                                      -----------   -----------

            Net Future Tax Assets                     $        --   $        --
                                                      ===========   ===========

                                                                      PAGE XVIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

12.   INCOME TAXES (Continued)

            In assessing the realizability of future assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

            The valuation allowance was provided against the net future tax assets at December 31, 2004 and 2003 due to uncertainties as to their ultimate realization.

      (c)   Tax Loss Carryforwards

            2005                                         $   37,000
            2006                                            138,000
            2007                                          1,616,000
            2008                                          3,105,000
            2009                                          1,390,000
            2010                                            950,000
            2014                                          1,898,000
                                                         ----------
                                                         $9,134,000
                                                         ==========

13.   FINANCIAL INSTRUMENTS

      Fair values approximate amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows, which reflect varying degrees of risk.

      Therefore, due to the use of subjective judgement and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

      (i)   Fair Value

            The carrying values of cash, accounts receivable, film tax credits receivable, bank loans, convertible debenture issued in February 1996 (Note 9(a)(i)) and accounts payable and accrued liabilities approximate fair value due to their short-term maturity and normal credit terms.

            The carrying value of advances receivable approximate their fair value because the interest rates are at market rates.

            The fair value of the convertible debentures issued in December 2000 has been estimated by first calculating the present value of the liability component using a discount factor and then assigning to the equity component the difference between the proceeds of the debenture and the fair value of the liability component. The estimated discount factor used approximated the market interest rates at December 31, 2004 and 2003. Accordingly, the carrying amounts of the convertible debentures approximate fair value.

                                                                        PAGE XIX

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

13.   FINANCIAL INSTRUMENTS (Continued)

      (ii)  Credit Risk

            The Company's accounts receivable are subject to credit risk. The Company continually monitors its positions with and credit quality of the organizations, which are counterpart to its accounts receivable and does not anticipate non-performance. The majority of the accounts receivable are amounts due from sales of foreign distribution rights and a limited number of licenses and distributors of video cassettes and DVDs.

      (iii) Currency Risk

            The Company is subject to currency risk through its activities in the United States and other countries. Unfavourable changes in the exchange rate may affect the operating results of the Company.

            The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks. On the Comerica bank loan (Note 8), there is hedged rate of 1.3158 in which the Company's Canadian repayments are exchanged at. There were no forward exchange contracts outstanding at December 31, 2004 and 2003.

14.   COMMITMENTS

      (a) In February 2004, the Company renewed the lease for its premises. The agreement expires May 31, 2009. Minimum annual rent commitments excluding occupancy costs are as follows:

                    2005                                     $26,000
                    2006                                      27,000
                    2007                                      28,000
                    2008                                      29,000
                    2009                                      13,000

      (b)   The  Company  has  employment   agreements  with  various  principal
            officers and employees. The agreements provide for minimum salary levels.

      (c) The Company has entered into contractual agreements for creative talent related to future film production.

      (d) The purchasers of the copyright interest are entitled to a priority distribution of the future revenue earned from the motion picture "Bailey's Billions" up to the original amount of the purchase price of $2,477,500. Subsequent to the priority distribution, all the amounts would be distributed pari passu in accordance with the percentage ownership acquired.

                                                                         PAGE XX

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

15.   CAPITAL STOCK

      (a)   Authorized

            An unlimited number of common shares and Class "A" shares 494,550 of Series 1 preferred shares.

      (b)   Issued - common shares

                                                          Number      $ Amount
                                                        ----------   ----------
            Balance, December 31, 2003 and 2002         14,261,838    9,393,316

            Common shares issued                        17,989,170    1,815,571
                                                        ----------   ----------
            Balance, December 31, 2004                  32,251,008   11,208,887
                                                        ==========   ==========

            (i) The Company issued 1,100,000 units, each unit consisting of 1 common share, 0.4545 a series A warrant and 1/3 of a series B warrant at $0.20 per unit.

                  Each whole series A warrant is exercisable at any time until June 30, 2006 into one common share at an exercise price ranging from $0.15 to $0.20 per common share, depending on trading price of shares.

                  Each whole series B warrant shall be automatically exercised on December 31, 2004 into one common share for no additional consideration, but shall expire unexercised if the volume weighted average trading price of the common share is equal to or greater than $0.50 per share during a period of ten consecutive trading days ending prior to December 31, 2004. These series B warrants were converted into 366,666 common shares on December 31, 2004, since the volume weighted average trading price of the common share was less than $0.50 per share during the period of ten consecutive trading days ending prior to December 31, 2004.

                  (ii) The Company issued 5,160,000 units, each consisting of one common share and one-half purchase warrant at $0.10 per unit. Corporations controlled by certain officers subscribed for 1,000,000 of the above units.

                  Each warrant is exercisable, at any time prior to April 7, 2005, to acquire one common share and one common share purchase warrant (a "step-up warrant") at an exercise price of $0.15 per unit. Each step-up warrant will be exercisable, at any time on or prior to April 7, 2006, to acquire a common share at an exercise price of $0.30.

            (iii) The Company issued 2,042,054 common shares, valued at $204,206 on the settlement of long-term debt (Note 9(b)).

            (iv) The Company issued 100,000 common shares, valued at $10,000 as part of settlement of bank loans (Note 8).

            (v)   The Company issued 100,000 for cash consideration of $10,000.

            (vi) On September 2004, the advances, of $471,708, from corporations controlled by certain officers were settled by an issuance of 4,717,082 common shares of the Company at $0.10 per share.

            (vii) During  the year the  Company  settled  accounts  payable  and accrued liabilities for 4,022,918 common shares for prices ranging from $0.10 per share to $0.22 per share.

                                                                        PAGE XXI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

15.   CAPITAL STOCK (Continued)

           (viii) On December 22, 2004 the Company issued 380,450 common shares and 494,550 Series 1 preferred shares to the Devine Limited Partnership (Note 5)

      (c)   Issued - Series 1 preferred shares

                                                           Number   $ Amount
                                                           -------  --------
            Balance, December 31, 2003                          --        --

            Series 1 preferred shares issued               494,550   494,550
                                                           -------   -------
            Balance, December 31, 2004                     494,550   494,550
                                                           =======   =======

            The Series 1 preferred shares are non-voting, non-participating, $1 redeemable and retractable The shares pay dividends at the rate of 9.1% per annum payable in annual installments on the 15th day of December in each year and shall accrue and be cumulative from the date of issue. As at December 31, 2004 dividends in arrears amounted to $123.

      (d)   Stock Option Plan

            Under the terms of a stock option plan approved by the shareholders, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of grant.

            The outstanding and exercisable stock options are as follows:

                                                                       Weighted
                                                                       Average
                                              Number      Allocated    Exercise
Outstanding and Exercisable                 of Options      Value       Price
-------------------------------------------------------------------------------
Balance, December 31, 2002                  2,532,000           --      $0.44
    Issued                                         --           --         --
    Expired                                  (605,000)          --       0.50
                                           ----------       ------      -----

Balance, December 31, 2003                  1,927,000           --       0.41
    Issued                                  3,435,000       99,850       0.10
    Expired                                  (570,000)          --       0.50
    Cancelled                              (1,357,000)          --       0.37
                                           ----------       ------      -----

Balance, December 31, 2004                  3,435,000       99,850       0.10
                                           ==========       ======      =====

                                                                       PAGE XXII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

15.   CAPITAL STOCK (Continued)

      (d)   Stock Option Plan (Continued)

                                                         Number        Exercise
            Expiry Date            Grant Date          of Options       Price
            --------------------------------------------------------------------
            June 25, 2005          June 25, 2004           10,000        0.10
            June 25, 2006          June 25, 2004          300,000        0.10
            June 25, 2009          June 25, 2004        3,125,000        0.10
                                                        ---------
                                                        3,435,000
                                                        =========

            The Company has recorded the fair value of options using the Black-Scholes options pricing model with the following assumptions.

Issue date                         June 25, 2004   June 25, 2004   June 25, 2004
Number of options                      3,125,000         300,000          10,000
Expected life                            5 years         2 years          1 year
Price volatility                             50%             50%             50%
Dividend yield                                --              --              --
Risk-free interest rate of return             5%              5%              5%
Amount recorded                          $93,750          $6,000            $100

      (e)   Warrants

            Common shares have been reserved for warrants on the following basis:

                                                                     Average
                                           Number   Allocated       Exercise
Outstanding and Exercisable           of Warrants       Value          Price
----------------------------------------------------------------------------
Balance, December 31, 2002              1,385,800          --          $0.50

  Expired                                (835,800)         --             --
                                       ----------    --------          -----

Balance, December 31, 2003                550,000          --           0.50

  Issued on private placement             499,950      44,000    0.15 - 0.20
  Issued on private placement             366,666      55,000             --
  Issued pursuant to debt settlement    1,830,000      18,300           0.50
  Issued on private placement           2,580,000      51,600           0.15
  Converted to common shares             (366,666)    (55,000)            --
                                       ----------    --------          -----

Balance, December 31, 2004              5,459,950     113,900           0.37
                                       ==========    ========          =====

                                                                      PAGE XXIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

15.   CAPITAL STOCK (Continued)

      (e)   Warrants (Continued)

                                                            Number      Exercise
            Expiry Date            Grant Date          of Warrants         Price
            --------------------------------------------------------------------
            April 7, 2005          April 7, 2004         2,580,000          0.15
            December 31, 2005      December 31, 2000       550,000          0.50
            September 26, 2006     June 30, 2004           499,950   0.15 - 0.20
            February 26, 2007      June 30, 2004         1,830,000          0.50
                                                         ---------
                                                         5,459,950
                                                         =========

            The Company has recorded the fair value of warrants using the Black-Scholes options pricing model with the following assumptions.

Grant date                         April 7, 2004   June 30, 2004   June 30, 2004
Number of warrants                     2,580,000       1,830,000         866,616
Expected life                             1 year      2.67 years         2 years
Price volatility                             40%             60%             50%
Dividend yield                                --              --              --
Risk-free interest rate of return             5%              5%              5%
Amount recorded                          $51,600         $18,300         $99,000

16.   EARNINGS PER COMMON SHARE

      (a) Basic: Earnings per share are calculated using the weighted average number of shares outstanding during each of the years presented in the consolidated financial statements. The following table sets forth the weighted average number of common shares outstanding for each of those years.

                           Year                                Outstanding
                           ----                                -----------
                           2003                                14,261,838
                           2004                                32,251,008

                                                        2004          2003
                                                    -----------   -----------
      Numerator:
      Net income (loss) as reported for basic EPS   $ 4,298,917   $  (851,146)

      Less: Preferred share dividends in arrears            123            --
                                                    -----------   -----------

      Net Income                                    $ 4,298,794   $  (851,146)
                                                    -----------   -----------

      Denominator:
      Weighted average shares for basic EPS          19,223,507    14,261,838
                                                    ===========   ===========

      Basic diluted EPS                             $      0.22   $     (0.06)
                                                    ===========   ===========

                                                                       PAGE XXIV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

16.   EARNINGS PER COMMON SHARE (Continued)

      (b) Fully Diluted: The Company follows CICA Handbook Section 3500, "Earnings per Share", effective January 31, 2003. The statement requires the presentation of both basic and diluted earnings (loss) per share ("EPS") in the statement of operations, using the "treasury stock" method to compute the dilutive effect of stock options and warrants and the "if converted" method for the dilutive effect of convertible instruments. For the year ended December 31, 2004 the assumed exercise of outstanding stock options and warrants would have a dilutive effect on EPS. The following table sets forth the weighted average number of common shares outstanding for the computation of dilutive EPS for each of the years presented in the consolidated financial statements.

                                                         2004         2003
                                                     -----------   ----------
      Numerator:
      Net income (loss) as reported for basic EPS    $ 4,298,917   $ (851,146)
      Less: Preferred share dividends in arrears             123           --
                                                     -----------   ----------

      Net Income                                     $ 4,298,794   $ (851,146)
                                                     -----------   ----------

      Denominator:
      Weighted average shares for basic EPS           19,223,507    4,261,838
      Effect of dilutive securities:
          Stock options                                  141,860           --
          Warrants                                            --           --
                                                     -----------   ----------
      Adjusted weighted average shares and assumed
      conversions for dilutive EPS                    19,365,367    4,261,838
                                                     ===========   ==========

      Fully diluted EPS                              $      0.22   $    (0.06)
                                                     ===========   ==========

      (c) Anti-dilutive: Options to purchase Nil and 1,927,000 common shares and warrants of 5,459,950 and 550,000 for the years ended December 31, 2004 and 2003, respectively were not included in the computation of diluted earnings per share because the option and warrant exercise prices were greater than the average market price of the common shares.

                                                                        PAGE XXV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

17.   CONTRIBUTED SURPLUS

      Balance, December 2002 and 2003                            $   466,313
      Warrants granted                                               168,900
      Settlement of accounts payable and accruals due
          to related parties (a)                                     252,033
      Forgiveness of related party payables (b)                      119,790
      Stock Options                                                   99,850
      Less: Warrants converted into common shares (Note 14(e))       (55,000)
                                                                 -----------
                                                                 $ 1,051,886
                                                                 ===========

                                                        2004         2003
                                                     ----------   ----------

      Settlement of debt instruments                 $  656,626   $  284,803
      Equity portion of long-term debt (Note 9(a))      181,510      181,510
      Stock Options (Note 15 (d))                        99,850           --
      Warrants (Note 15(e))                             113,900           --
                                                     ----------   ----------
                                                     $1,051,886   $  466,313
                                                     ==========   ==========

      (a) On September 30, 2004, amounts due to corporations controlled by certain officers, in the amount of $280,325, were settled for 282,918 common shares of the Company at $0.10 per share. The $0.10 per share cost was determined by using the trading value of the shares as of the date of issuance. A gain of $252,033 was recorded as contributed surplus.

      (b) On September 30, 2004, amounts due to a corporation controlled by certain officers, in the amount of $119,790, were forgiven for no compensation. This forgiveness has been recorded as contributed surplus

18.   RELATED PARTY TRANSACTIONS

      On September 30, 2004, the advances, of $471,708, from corporations controlled by certain officers were settled by an issuance of 4,717,082 common shares of the Company at $0.10 per share. The $0.10 per share cost was determined by using the trading value of the shares as of the date of issuance. These advances were non-interest bearing and due on demand.

      On September 30, 2004, amounts due to corporations controlled by certain officers, in the amount of $280,325, were settled for 282,918 common shares of the Company at $0.10 per share. The $0.10 per share cost was determined by using the trading value of the shares as of the date of issuance. A gain of $252,033 was recorded as contributed surplus (Note
      17).

                                                                       PAGE XXVI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

18.   RELATED PARTY TRANSACTIONS (Continued)

      On September 30, 2004, amounts due to a corporation controlled by certain officers, in the amount of $119,790, were forgiven for no compensation. This forgiveness has been recorded as contributed surplus (Note 17).

      During the year $493,837 (2003 - $630,534) of fees were paid or accrued to corporations controlled by two of the directors for writing, directing and producing services. Additionally, $30,000 (2003 - $Nil) were paid to the same corporations for bridge financing provided in connection with Bailey's project. These transactions have been measured at exchange amount, which is the amount of consideration established and agreed to by the related parties and which the management believes reflect prevailing market rates. Included in accounts payable and accrued liabilities at December 31, 2004 was $Nil (2003 - $532,410).

      During the year, corporations controlled by certain officers subscribed for 1,000,000 units of the Company (Note 15(b)(ii)). In total, during the year, related parties were issued 6,300,000 common shares of the Company.

19.   SUPPLEMENTAL CASH FLOW INFORMATION

                                                   2004           2003
                                               -----------    -----------
      Change in non-cash working capital
        Accounts receivable                    $  (642,017)   $   (54,391)
        Tax credits receivable                    (299,097)            --
        Inventory                                  (26,013)            --
        Prepaid and sundry assets                  125,629       (128,328)
        Accounts payable and accrued
          liabilities                             (164,040)     1,159,008
        Deferred revenue                        (2,039,750)     1,485,411
                                               -----------    -----------

                                               $(3,045,288)   $ 2,461,700
                                               ===========    ===========

      Non-cash transactions
        Settlement of long-term debt by
          share issuance                       $   204,206    $        --
        Accrued interest converted to
          long-term debt principal                 240,000             --
        Settlement of accounts payable by
          share issuance                           461,569             --
        Settlement of loans from related
          parties by share issuance                471,708             --

                                                                      PAGE XXVII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

20.   SEGMENTED INFORMATION

      The Company conducts its operations in two business segments: film productions and film library revenue. Gross profit is defined as segment revenue less segment amortization of film, television programs and recordings, and write down of segment assets. Selected information for the Company's operating segments, net of inter-company amounts is as follows:

                                    Film       Film Library
      2004                       Productions      Revenue          Total
      ----                       -----------   ------------        -----
                                      $             $                $

      Revenue                    3,160,280         648,955       3,809,235
      Gross profit (loss)        1,416,129        (683,251)        732,878
      Total assets               6,333,884       4,268,927      10,602,811

      2003
      ----

      Revenue                           --         721,241         721,241
      Gross profit (loss)         (328,145)        250,744         (77,401)
      Total assets               8,324,721       4,857,969      13,182,690

      The reconcilliation of the Company's total segment gross profit (loss) to the Company's income (loss) before income taxes is as follows:

                                                          2004            2003
                                                          ----            ----
                                                           $                $
      Total segment gross profit (loss)                 732,878         (77,401)
      Less: corporate operating expenses                701,996         525,978
            Amortization - equipment                      7,955           6,806
            Stock-based compensation                     99,850              --
            Interest (recovered)                        (30,371)        219,494
            Gain on settlement of debt               (4,039,825)             --
                                                     ----------        --------
                                                      3,993,273        (829,679)

      Revenue by geographic location, based on the location of customers, is as follows:

                                                  2004              2003
                                               ---------         ---------
                                                   $                  $

      Revenue
         Canada                                2,768,000            72,000
         United States                           326,000           649,000
         France                                  287,000                --
         Europe - Other                          305,000                --
         Other foreign                           123,000                --
                                               ---------         ---------
                                               3,809,000           721,000
                                               =========         =========

21.   RECONCILIATION TO UNITED STATES GAAP

      The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission.

      (a) Under Canadian GAAP, the conversion feature on the convertible debentures (Note 9(a)), is valued at $181,510 and had been classified as contributed surplus. Under U.S. GAAP the conversion feature is not accounted separately and thus would not flow through contributed surplus. This transaction occurred in 2000.

                                                                     PAGE XXVIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

21.   RECONCILIATION TO UNITED STATES GAAP (Continued)

      (b) Under Canadian GAAP, the exchange of convertible debentures for new convertible debentures and subsequent gain on settlement of a the new convertible debentures were valued at $284,803 and had been classified as contributed surplus. Under U.S. GAAP the conversion and subsequent settlement is not accounted for through contributed surplus and would be recorded through the statement of operations thus reducing the deficit. This transaction occurred in 2000.

      (c) Under Canadian GAAP, the Company's preferred shares have been included in shareholders' equity as the Company considered the likelihood of redemption by the holders to be remote. Under U.S. GAAP, the preferred shares would be classified as a liability. In addition, cumulative dividends are part of the liability for the shares.

            December 31, 2004                        CDN GAAP      U.S. GAAP
            -----------------                        --------      ---------
            Convertible Debentures                   1,519,290     1,700,800

            Contributed Surplus                      1,051,886       585,573

            Deficit                                  7,797,034     7,512,231

            December 31, 2003
            -----------------
            Convertible Debentures                   1,519,290     1,700,800

            Contributed Surplus                        466,313            --

            Deficit                                 12,095,951    11,811,148

22.   COMPARATIVE FIGURES

      Certain of the comparative figures have been reclassified to conform with the current year's presentation.

                        DEVINE ENTERTAINMENT CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

                        (Expressed in Canadian Dollars)

                        DEVINE ENTERTAINMENT CORPORATION

                                DECEMBER 31, 2003

                                    CONTENTS

                                                                         PAGE

AUDITORS' REPORT                                                          I

CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                                          II

   Statement of Capital Deficiency                                        III

   Statement of Operations                                                IV

   Statement of Cash Flows                                                V

   Notes to Financial Statements                                          VI-XIX

                                                                          PAGE I

                                AUDITORS' REPORT

To The Shareholders Of
DEVINE ENTERTAINMENT CORPORATION

We have audited the consolidated balance sheet of DEVINE ENTERTAINMENT CORPORATION as at December 31, 2003 and 2002 and the consolidated statements of capital deficiency, operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants
Toronto, Ontario
May 10, 2004

                                                                         PAGE II

                        DEVINE ENTERTAINMENT CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2003

                        (Expressed in Canadian Dollars)

                                     ASSETS

                                                         2003           2002
                                                     -----------    -----------

Cash                                                 $   742,431    $    34,969
Accounts receivable                                      199,871        145,480
Prepaid expenses and sundry assets                       167,665         39,337
Due from co-producers                                    437,750             --
Investment in film, television programs
  and recordings (Note 3)                              8,823,588      5,725,679
Deferred financing charges                                68,083        100,043
Property and equipment (Note 4)                           22,082         28,888
                                                     -----------    -----------
                                                     $10,461,470    $ 6,074,396
                                                     ===========    ===========

                                   LIABILITIES

Bank loans (Note 5)                                  $ 2,582,865    $ 1,582,719
Accounts payable and accrued liabilities               2,928,680      1,769,672
Long term debt (Note 6)                                5,208,746      4,052,841
Deferred revenue                                       1,977,501         54,340
                                                     -----------    -----------

                                                      12,697,792      7,459,572
                                                     -----------    -----------

                               CAPITAL DEFICIENCY

Capital stock (Note 11)                                9,393,316      9,393,316
Contributed surplus                                      284,803        284,803
Equity portion of long term debt (Note 6(b))             181,510        181,510
Deficit                                              (12,095,951)   (11,244,805)
                                                     -----------    -----------

                                                      (2,236,322)    (1,385,176)
                                                     -----------    -----------

                                                     $10,461,470    $ 6,074,396
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

   -------------------                                 -------------------
          Director                                            Director

                                                                        PAGE III

                        DEVINE ENTERTAINMENT CORPORATION

                  CONSOLIDATED STATEMENT OF CAPITAL DEFICIENCY

                        FOR THE YEARS ENDED DECEMBER 31,

                        (Expressed in Canadian Dollars)

                                                                                                              Retained
                                                                                 Contributed     Equity       Earnings
                            Common Shares                   Warrants               Surplus      Component     (Deficit)
                           ---------------              ---------------          -----------    ---------     ---------
                           #             $              #              $              $             $             $

BALANCE,
January 1, 2002       13,184,915     9,093,316            --             --        284,803       331,510     (9,624,508)

ISSUED
- on issuance of
   warrants                   --            --       826,923        300,000             --            --             --
- on conversion of
   warrants            1,076,923       300,000      (826,923)      (300,000)            --      (150,000)            --

NET LOSS                      --            --            --             --             --            --     (1,620,297)
                      ----------     ---------     ---------      ---------        -------       -------    -----------

BALANCE,
December 31, 2002     14,261,838     9,393,316            --             --        284,803       181,500    (11,244,805)
                      ==========     =========     =========      =========        =======       =======    ===========

BALANCE,
December 31, 2003     14,261,838     9,393,316            --             --        284,803       181,510    (12,095,951)
                      ==========     =========     =========      =========        =======       =======    ===========

See accompanying notes to financial statements.

                                                                         PAGE IV

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31,

                        (Expressed in Canadian Dollars)

                                                          2003           2002
                                                     -----------    -----------

REVENUE                                              $   721,241    $   917,398
                                                     -----------    -----------

EXPENSES
  Operating                                              525,978        972,788
  Amortization - film, television
    programs and recordings                              470,497        604,922
          - equipment                                      6,806          8,989
  Interest (Note 7)                                      219,494        182,702
                                                     -----------    -----------

                                                       1,222,775      1,769,401
                                                     -----------    -----------

LOSS BEFORE THE FOLLOWING                               (501,534)      (852,003)
                                                     -----------    -----------
  Write-down of investment in film, television
    programs and recordings (Note 3)                     328,145        757,794
                                                     -----------    -----------

LOSS BEFORE TAXES                                       (829,679)    (1,609,797)

Income taxes                                              21,467         10,500
                                                     -----------    -----------

NET LOSS FOR THE YEAR                                $  (851,146)   $(1,620,297)
                                                     ===========    ===========

BASIC AND FULLY DILUTED LOSS PER SHARE (Note 12)     $     (0.06)   $     (0.12)
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

                                                                          PAGE V

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,

                        (Expressed in Canadian Dollars)

                                                          2003          2002
                                                        --------       -------

OPERATING ACTIVITIES
  Net loss for the year                              $  (851,146)   $(1,620,297)
  Amortization - film, television
    programs and recordings                              470,497        604,922
             - equipment                                   6,806          8,989
             - financing charges                          31,960         30,418
  Write-down of investment in film, television
     programs and recordings                             328,145        757,794
                                                     -----------    -----------

                                                         (13,738)      (218,174)
                                                     -----------    -----------

  Change in non-cash components of working capital
    Accounts receivable                                  (54,391)       212,006
    Prepaid expenses and sundry assets                  (128,328)        22,723
    Investment in film, television programs
      and recordings                                  (3,896,551)      (456,803)
    Accounts payable and accrued liabilities           1,159,008        352,857
    Deferred revenue                                   1,923,161        (54,000)
                                                     -----------    -----------
                                                        (997,101)        76,783
                                                     -----------    -----------
                                                      (1,010,839)      (141,391)
                                                     -----------    -----------
FINANCING ACTIVITIES
  Increase in due from co-producers                     (437,750)            --
  Increase (Decrease) in bank loans                    2,150,185        (19,948)
  Increase in deferred financing charges                      --        (62,460)
  Increase (Decrease) in long term debt                    5,866        (40,087)
  Issuance of warrants                                        --        150,000
                                                     -----------    -----------
                                                       1,718,301         27,505
                                                     -----------    -----------
INVESTING ACTIVITY
  Purchase of property and equipment                          --           (973)
                                                     -----------    -----------

CHANGE IN CASH                                           707,462       (114,859)

CASH, BEGINNING OF YEAR                                   34,969        149,828
                                                     -----------    -----------
CASH, END OF YEAR                                    $   742,431    $    34,969
                                                     ===========    ===========
SUPPLEMENTAL DISCLOSURE
  Interest paid                                           52,218        134,080
  Income taxes paid                                       21,467         10,500

See accompanying notes to consolidated financial statements.

                                                                         PAGE VI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

                        (Expressed in Canadian Dollars)

1.    NATURE OF BUSINESS

      Devine   Entertainment   Corporation  ("the  company")  is  an  integrated
      developer and producer of high quality children's and family programs for worldwide television and film broadcast and home video markets.

      Television and film production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such television and film programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public.

      The success of the company's television and film programming also may be impacted by, among other factors, prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some of all of the company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

      While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast substantial doubt upon the validity of this assumption.

      The company has incurred significant operating losses over the past several fiscal years and has a significant capital deficiency.

      The company's continued existence is dependent upon its ability to restructure its financing arrangements and to restore and maintain profitable operations.

      If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

      (a)   Basis of Consolidation

            The consolidated financial statements include the accounts of Devine Entertainment Corporation and all of its wholly owned subsidiaries.

      (b)   Basis of Presentation

            As permitted by the American Institute of Certified Public Accountant's Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films", the company has presented unclassified consolidated balance sheets.

            Certain reclassifications have been made to amounts reported in prior periods to conform to current presentation.

                                                                        PAGE VII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (c)   Revenue Recognition

            Revenue is derived from broadcast licensing agreements, government grants, royalties, distribution fees, the sale of distribution rights and the sale of home videos. All revenue is recognized upon meeting all recognition requirements of SOP 00-2. Revenue from broadcast licensing agreements, together with related costs, and government grants is recognized once the licensing periods have commenced, the programs are delivered and collection is reasonably assured. Revenue from royalties and distribution fees is recognized when received. Revenue from the sale of distribution rights is recognized when the film or television programs are substantially complete, the investors have irrevocably committed to acquire distribution rights and there is reasonable assurance of collectibility of proceeds. Revenue from the sale of home videos is recognized at the time of shipment. The company recognizes as revenue only the net benefits from sales to limited partnerships when the investor has irrevocably committed to acquire the equity. Amounts received and not recognized as revenue are recorded as deferred revenue.

      (d)   Investment in Film, Television Programs and Recordings

            Investment in film, television programs and recordings represent projects in progress and the unamortized costs of film, television programs and recordings, net of anticipated federal and provincial film production tax credits, which have been produced by the company or for which the company has acquired a copyright interest or the rights to future revenue. Such costs include development and production expenditures, capitalized overhead and financing costs and other costs, which are expected to benefit future periods. Under SOP 00-2 exploitation costs, including advertising and marketing costs, are being expensed as incurred. The company also has an interest in programs, which have been fully amortized in prior years and have no carrying value in these financial statements.

            If the property under development has not been set for production within 3 years, the costs associated with such property are written off to income.

            Amortization is determined based on the ratio that current gross film revenues bear to management's estimate of total remaining ultimate gross film revenue as of the beginning of the current fiscal year on a program by program basis (the "individual film forecast method"). Revenue and film costs are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent that capitalized film costs exceed estimated fair value. Such adjustments could have a material effect on the results of operations in future periods.

            Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. Fair market value is based on the discounted projected net cash flows. The determination of the projected net cash flows and discount rates are subjective in nature and involve uncertainties and matters of significant judgement by management.

                                                                       PAGE VIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (e)   Property and Equipment

            Property and equipment are recorded at cost less accumulated amortization. Amortization is being provided for on the declining balance basis at the following annual rates.

                                 Computer and editing equipment          - 30%
                                 Furniture and fixtures                  - 20%

      (f)   Foreign Currency Translation

            Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated at year-end exchange rates. Revenue, expenses and film production costs are translated at the rates prevailing at the times of the transactions. The gains or losses resulting from these translations are reflected in the statements of operations. The company's foreign wholly owned subsidiaries are considered to be fully integrated operations and therefore any exchange gain or loss is recorded in income.

      (g)   Government and Other Assistance

            The company has access to various programs and tax incentives that are designed to assist film and television producers in Canada. Government grants in respect of production assistance are recorded as revenue. Tax incentives, which are based on film and television production costs, are recorded as reductions of the related program costs. Grants received for operating costs are recorded as a reduction of the related costs.

      (h)   Stock-Based Compensation

            Effective January 1, 2003, the company changed its method of accounting for stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The company utilizes the prospective application of the recognition provisions in accordance with the CICA Handbook,
            Section 3870.

      (i)   Future Income Taxes

            The company provides for income taxes using the asset and liability method, as required by the Canadian Institute of Chartered Accountants (CICA) Handbook section 3465. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates, which are expected to be in effect when the underlying items of income and expenses are expected to be realized.

                                                                         PAGE IX

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (j)   Estimates

            The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes available in the future.

            These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

      (k)   Cash and cash equivalents

            Cash and cash equivalents consist of cash in the bank and term deposits with a term less than 90 days.

      (l)   Deferred revenue

            Sales of rights and licences related to projects in progress are recorded as deferred revenue until revenue recognition parameters have been met.

3.    INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

                                                    2003                       2002
                                                    ----                       ----
                                                Accumulated
                                     Cost       Amortization      Net           Net
                                     ----       ------------      ---           ---

Completed and acquired projects   $10,589,411   $ 6,099,186   $ 4,490,225   $ 4,992,091
Projects in progress                4,333,363            --     4,333,363       733,588
                                  -----------   -----------   -----------   -----------

                                  $14,922,774   $ 6,099,186   $ 8,823,588   $ 5,725,679
                                  ===========   ===========   ===========   ===========

      The company is committed to approximately $2,300,000 in costs to complete a film production.

      Annually, management reviews the estimate of total remaining ultimate revenue and the fair value of the capitalized film costs. As a result of the review, the company reduced the carrying value of its investment by $328,145 (2002 - $757,794).

                                                                          PAGE X
                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

4.    PROPERTY AND EQUIPMENT

                                               2003                   2002
                                               ----                   ----
                                           Accumulated
                                    Cost   Amortization     Net        Net
                                    ----   ------------     ---        ---

Computer and editing equipment   $160,174    $147,321    $ 12,853   $ 17,557
Furniture and fixtures             58,193      48,964       9,229     11,331
                                 --------    --------    --------   --------
                                 $218,367    $196,285    $ 22,082   $ 28,888
                                 ========    ========    ========   ========

5.    BANK LOANS                                         2003            2002
                                                         ----            ----
      Term loan bearing interest at 6 3/4% per
      annum, repayable in monthly payments of
      $4,200 plus interest, secured by a
      general security agreement, an
      assignment of insurance and guarantees
      by the officers of the company for
      $30,000. The loan was repaid during the
      year.                                             $    --       $    4,200

      Non-revolving term line of credit to a
      maximum of $3,155,463, bearing interest
      at 1 1/2% per annum above Banque
      Nationale de Paris (Canada) Canadian
      prime. This loan is partially re-
      payable by assignment of government film
      tax credits in the approximate amount of
      $1,450,000 and is secured by a "first
      ranking" general security agreement on
      all present and future assets of Devine
      Entertainment Corporation, a pecuniary
      loss indemnity insurance policy in the
      amount of $2,280,000, a laboratory
      pledgeholder agreement and insurance
      coverage. On March 15, 2003 the debt was
      paid by a third party insurance company.
      See note 6                                             --        1,150,039

      Term loan bearing interest at 3% per
      annum above the Business Development
      Bank of Canada floating lease rate,
      repayable in monthly payments of $10,400
      plus interest, secured by a general
      security agreement and joint and several
      guarantees of two key officers of the
      company for 15% of outstanding balance
      of the loan. The company has committed
      to pay an additional .1252% of the
      consolidated revenues of the company for
      each year the loan is outstanding which
      will be included as interest costs.               270,400          270,400
                                                       --------       ----------

                 Carried forward............           $270,400       $1,424,639
                                                       ========       ==========

                                                                         PAGE XI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

5.    BANK LOANS (Continued)                             2003            2002
                                                         ----            ----

                 Brought forward............           $270,400       $1,424,639

      Term loan bearing interest at 1% per
      annum above the Business Development
      Bank of Canada floating lease rate,
      repayable in monthly payments of $4,160,
      secured by a general security agreement
      and joint and several guarantees of two
      key officers of the company for 15% of
      outstanding balance of loan.                      158,080          158,080

      Term loan bearing interest at a
      fluctuating per annum rate equal to
      1.25% plus the Base Rate of the Comerica
      Bank, repayable on November 30, 2004,
      secured by a general security agreement
      against all the assets of one of the
      100% owned subsidiaries of Devine
      Entertainment Corporation.                      2,154,385               --
                                                     ----------       ----------

                                                     $2,582,865       $1,582,719
                                                     ==========       ==========

      Subsequent to December 31, 2003, the two term loans owing to the Business Development Bank of Canada were settled for the following consideration; $128,500 and 100,000 common shares with a fair market value of $10,000 as at April 5, 2004.

      Interest on the above term loans totalled $61,104 (2002 - $120,889).

                                                                        PAGE XII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

6.    LONG TERM DEBT

                                                      2003               2002
                                                      ----               ----

  Convertible debentures (a)                       $1,279,290        $1,279,290
  Long term loan I (b)                              2,773,551         2,773,551
  Long term loan II (c)                             1,155,905                --
                                                   ----------        ----------
                                                   $5,208,746        $4,052,841
                                                   ==========        ==========

      (a)   Convertible Debentures 2003 2002

   Principal
    Issued
   - February 1996 (i)                            $    75,000        $   75,000
   - December 2000 (ii)                               550,000           550,000
   - December 2000 (iii)                              835,800           835,800
                                                   ----------        ----------

                                                    1,460,800         1,460,800

   Less - equity component                           (181,510)         (181,510)
                                                   ----------        ----------

                                                  $ 1,279,290       $ 1,279,290
                                                   ==========        ==========

      (i) The company issued a 7.5% $100,000 redeemable convertible subordinated debenture in February 1996. This debenture was to mature on December 31, 2000. The debenture was convertible at the holder's option into common shares at any time prior to maturity at a conversion rate of $1.50 per share.

            Management renegotiated repayment terms of this debenture at an increased interest rate of 10%. The principal was re-payable in four quarterly payments during 2001 of $25,000 plus interest. The first installment was made in April 2001. The company is still in default on the second, third and fourth installments. As at December 31, 2003 there remains an outstanding balance of $75,000 on this debenture.

      (ii) The company issued 550,000 units of debentures and warrants in December 2000 for $550,000 less costs of $85,000 for net proceeds to the company of $465,000. Each unit consists of a $1.00 debenture and 1 immediately separable warrant. The redeemable convertible subordinated debentures mature on December 31, 2005, bear interest at 10.5% per annum, and are payable semi-annually. The debentures are convertible at the holders' option into common shares at any time prior to maturity on the basis of one common share per $0.50 principal amount of debenture. The debentures are subordinated to certain senior indebtedness of the company.

                                                                       PAGE XIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

6.    LONG TERM DEBT (Continued)

      (iii) On December 19, 2000, the company obtained the approval of the holders of the 7.5% debentures issued December, 1995 to: (i) extend the maturity date to December 31, 2002; (ii) reduce the conversion rate to $0.50 per common share; (iii) increase the rate of interest applicable to 10.5% per annum; (iv) issue to the holders of the debentures one warrant for each $1.00 principal amount held by such holder; and (v) to secure the 7.5% debentures by way of a floating charge over all of the company's assets, such floating charge to be subordinated to all existing and future "Senior Indebtedness" and "Permitted Encumbrances" and to rank pari passu with identical security to be granted to holders of up to $1,000,000 principal amount of convertible debentures issued by the company on December 21, 2000.

            The company is currently renegotiating the terms of these debentures with the holders.

      (b)   Long term loan I

            On February 26, 2002, an agreement was made between the Royal Bank and third party investors. The investors acquired the Royal bank loan of $2,773,551. The terms of the loan remain the same; demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to "The Inventors' Specials" television programs

            The company has the option to convert the acquired debt into debt equal to the purchase price plus expenses together with an issuance of 2,042,000 common shares. The resulting debt bears interest at 9% per annum, is payable monthly and will be amortized over a period of 3 years.

      (c)   Long term loan II

            In March 2003, a third party insurance company paid out the Nationale de Paris (Canada) loan as per the original loan agreement. According to the agreement, Banque Nationale de Paris (Canada) security is subrogated to the insurer. The terms of the loan remain the same; this loan is partially re-payable by assignment of government film tax credits in the approximate amount of $1,450,000 and is secured by a "first ranking" general security agreement on all present and future assets of Devine Productions Artists Ltd.

                                                                        PAGE XIV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

7.    INTEREST EXPENSE

                                                           2003          2002
                                                           ----          ----

Interest on long-term debt                               $ 337,199    $ 213,118
Interest on bank loans                                      61,104      120,889
                                                         ---------    ---------
                                                           406,859      334,007
Interest income                                                 (8)         (64)
                                                         ---------    ---------
                                                           406,851      333,943

Interest capitalized to film and television programs      (187,357)    (151,241)
                                                         ---------    ---------

                                                         $ 219,494    $ 182,702
                                                         =========    =========

8.    INCOME TAXES

      Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Significant components of net future tax assets are as noted below.

                                                     2003                2002
                                                     ----                ----

Tax depreciation in excess of
  accounting amortization                        $  (597,108)       $  (577,878)
Net operating loss carry-forward                   7,053,709          6,677,421
                                                 -----------        -----------
                                                   6,456,601          6,100,313
Valuation allowance                               (6,456,601)        (6,100,313)
                                                 -----------        -----------
Net future tax liabilities                       $        --        $        --
                                                 ===========        ===========

      In assessing the realizability of future assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

      The valuation allowance was provided against the net future tax assets at December 31, 2003 and 2002 due to uncertainties as to their ultimate realization.

                                                                         PAGE XV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

9.    FINANCIAL INSTRUMENTS

      Fair values approximate amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows, which reflect varying degrees of risk.

      Therefore, due to the use of subjective judgement and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

      (i)   Fair Value

            The carrying values of cash and term deposits, accounts receivable, income tax and film tax credits receivable, bank loans, convertible debenture issued in February 1996 (Note 6(a)(i)) and accounts payable and accrued liabilities approximate fair value due to their short-term maturity and normal credit terms.

            The fair value of the convertible debentures issued in December 2000 has been estimated by first calculating the present value of the liability component using a discount factor and then assigning to the equity component the difference between the proceeds of the debenture and the fair value of the liability component. The estimated discount factor used approximated the market interest rates at December 31, 2003 and 2002. Accordingly, the carrying amounts of the convertible debentures approximate fair value.

      (ii)  Credit Risk

            The company's accounts receivable are subject to credit risk. The company continually monitors its positions with and credit quality of the organizations, which are counterpart to its accounts receivable and does not anticipate non-performance. The majority of the accounts receivable are amounts due from a limited number of licenses and distributors of video cassettes.

      (iii) Currency Risk

            The company is subject to currency risk through its activities in the United States and other countries. Unfavourable changes in the exchange rate may affect the operating results of the company.

            The company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the company may enter into forward exchange contracts to mitigate the associated risks. There were no forward exchange contracts outstanding at December 31, 2003 and 2002.

                                                                        PAGE XVI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

10.   COMMITMENTS

      (a) The company leases its premises under an agreement expiring May 31, 2004. The annual commitments including occupancy costs are noted below. Subsequent to year end the company has renewed its lease up to May 31, 2008. The annual commitments including occupancy costs are noted below

                          2004                        $53,000
                          2005                         55,000
                          2006                         57,000
                          2007                         59,000
                          2008                         61,000

      (b)   The  company  has  employment   agreements  with  various  principal
            officers and employees. The agreements provide for minimum salary levels.

      (c) The company has entered into contractual agreements for creative talent related to future film production.

11.   CAPITAL STOCK

      (a) Authorized - an unlimited number of common shares and Class "A" shares.

      (b)   Issued - common shares

                                                     Number             $ Amount
                                                     ------             --------

Balance, December 31, 2001                         13,184,915          9,093,316

Common shares issued                                1,076,923            300,000
                                                   ----------          ---------
Balance, December 31, 2002                         14,261,838          9,393,316

Common shares issued                                       --                 --
                                                   ----------          ---------
Balance, December 31, 2003                         14,261,838          9,393,316
                                                   ==========          =========

      (c)   Stock Option Plan

            Under the terms of a stock option plan approved by the shareholders, the company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of grant.

                                                                       PAGE XVII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

11.   CAPITAL STOCK (Continued)

      (c)   Stock Option Plan (Continued)

            Common shares have been reserved for stock options on the following basis.


                                Weighted Average                        Number
                                   Remaining          Weighted      Exercisable at
   Range of           Number      Contractual          Average        December 31,   Weighted Average
Exercise Price     Outstanding       Life          Exercise Price        2003         Exercise Price
--------------     -----------       ----          --------------        ----         --------------
$0.15 - 0.75        1,927,000       3 Years             0.41          1,927,000            0.41
============        =========       =======             ====          =========            ====

            Prior to 2003, the company used the intrinsic value method to account for its stock-based compensation plan. As such, stock-based compensation was recorded if, on the date of grant, the current fair value of each underlying common shares exceeded the exercise price per share. Pro-forma information regarding net loss and loss per share for the year ended December 31, 2002 was required by the CICA Handbook, Section 3870, and had been determined as if the Company had accounted for its employee stock options under the fair value of the options issued. The weighted average fair value of the options granted during the year ended December 31, 2002 was estimated to be $0.02. The fair value of the options was estimated at the date of grant using the Numa option-pricing model with the following assumptions

                                                     2002
                                                     ----

                         Risk-free interest rate      6%

                         Expected Life               5 years

                         Expected volatility         80%

                         Dividend yield               0

                        DEVINE ENTERTAINMENT CORPORATION

                                                                      PAGE XVIII

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

11.   CAPITAL STOCK (Continued)

      (c)   Stock Option Plan (Continued)

            If compensation and other service costs for the company's stock options had been determined for the year ended December 31, 2002 based upon the fair value at grant date for awards under the plan consistent with the methodology prescribed under the CICA Handbook 3870, the company's net loss and net loss per share would be as follows.

                                                     2003               2002
                                                     ----               ----
Net Loss
  Historical                                    $  (851,146)      $  (1,620,297)
  Pro-forma                                        (851,146)         (1,698,297)

Basic and diluted loss per share
  Historical                                          (0.06)              (0.12)
  Pro-forma                                           (0.06)              (0.12)

      (d)   Warrants

            Common shares have been reserved for warrants on the following basis:

                                                              Exercise  Weighted
                                               Warrants        Price    Average
                                               --------        -----    -------
                                                                 $        $
Outstanding and Exercisable

Balance at December 31, 2001 and 2002         1,385,800      0.50-1.00   0.80

Issued                                          826,923         0.40     0.40

Converted to common shares                     (826,923)        0.40     0.40

Expired                                        (835,800)        1.00     1.00
                                              ---------         ----     ----

Balance at December 31, 2003                    550,000         0.50     0.50
                                              =========         ====     ====

The warrants expire as noted below.
December 31, 2005                                                     550,000

                        DEVINE ENTERTAINMENT CORPORATION

                                                                        PAGE XIX

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

12.   LOSS PER COMMON SHARE

      Loss per common share have been calculated using the weighted average number of participating shares outstanding during the relevant period. For the year ended December 31, 2003, the weighted average number of participating shares outstanding was 14,261,838 (2002 - 13,723,377). No material dilution of these per share amounts would result if all the outstanding options and warrants were exercised and debentures converted. Options to purchase 1,927,000 common shares, warrants to purchase 550,000 common shares and convertible debentures outstanding at the year-end convertible into 2,821,600 common shares were not included in the calculation of fully diluted earnings per share because of their anti-dilutive effect.

13.   RELATED PARTY TRANSACTIONS

      The costs of film and television programs in progress include $292,599 (2002 - $168,259) incurred for writing, direction and production services paid to a company controlled by two of the directors. These transactions have been measured at exchange amount, which is the amount of consideration established and agreed to by the related parties and which the management believes reflect prevailing market rates. Included in accounts payable at December 31, 2003 was $532,410 (2002 - $173,012).

14.   SEGMENTED INFORMATION

      The company operates in one business segment, being production and distribution of motion pictures, primarily in North America.

15.   COMPARITVE FIGURES

      Certain of the comparative figures have been reclassified to conform with the current year's presentation.

                                    PART III

Item 1. Index to Exhibits.

--------------------------------------------------------------------------------
                                                                Sequential Page
  Exhibit No.    Description of Exhibit                         Number
  -----------    ----------------------                         ----------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  3.1            Articles of Incorporation of the Company,             **
                 as amended
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  3.2            By-Laws of the Company                                *
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  4.1            Specimen Form of Common Share Certificate             **
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  10.1           Option Plan of the Company                            *
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  10.2           Executive Services Contract dated as of
                 January 1, 2005 among 1078459 Ontario Inc.,
                 the Company, David B. Devine and Richard Mozer        **
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  21.1           Subsidiaries of the Company                           **
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  99.1           Form F-X of the Company                               *
--------------------------------------------------------------------------------

----------

* Incorporated by reference to the exhibit of the same number filed with the Registration Statement on Form 10-SB of the Company dated February 16, 2005.

** Incorporated by reference to the exhibit of the same number filed with Amendment No. 1 to the Registration Statement on Form 10-SB of the Company dated May 26, 2005.

Item 2. Description of Exhibits.

      See "Part III. Item 1. Index to Exhibits."

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Devine Entertainment Corporation

                                                By: /s/  David Devine
                                                    ----------------------------
                                                    Name:  David Devine
                                                    Title: President


Date: January 20, 2006